                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-81651


The information in this prospectus supplement relates to an effective registration statement filed with the Securities and Exchange Commission and is subject to completion or amendment. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JULY 13, 1999

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 9, 1999)

                                  $125,000,000

[LOGO]                        SWIFT ENERGY COMPANY

                        % SENIOR SUBORDINATED NOTES DUE 2009

                             ---------------------

     The notes will bear interest at the rate of   % per year. We will pay
interest on the notes on    and    of each year, beginning           , 2000. The
notes will mature on           , 2009. We may redeem the notes at any time after
          , 2004 at the redemption prices listed on page S-49. In addition,
prior to           , 2002, we may redeem up to 33 1/3% of the notes with the
proceeds of qualified offerings of our equity.

     The notes will be unsecured senior subordinated obligations and will be subordinated in right of payment to all our existing and future senior debt, including our bank debt.

     We are concurrently offering 4,000,000 shares of Swift common stock in a separate public offering pursuant to a separate prospectus supplement. This offering of notes and the concurrent common stock offering are not conditioned upon each other.

                             ---------------------

     INVESTING IN THE NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                                                                    PER NOTE                TOTAL
                                                                 --------------         --------------

Public Offering Price                                                         %               $
Underwriting Discount                                                         %               $
Proceeds to Swift (before expenses)                                           %               $

     Interest on the notes will accrue from           , 1999 to the date of
delivery.

                             ---------------------

     The underwriters are offering the notes subject to various conditions. The
underwriters expect to deliver the notes to purchasers on or about           ,
1999.

                             ---------------------

SALOMON SMITH BARNEY

                     CIBC WORLD MARKETS

                                         MORGAN STANLEY DEAN WITTER

                             ---------------------

CREDIT SUISSE FIRST BOSTON

                        BANC ONE CAPITAL MARKETS, INC.

                                              ABN AMRO INCORPORATED

                                                              SG COWEN
                             ---------------------

          , 1999

     This document is in two parts. The first part is this prospectus supplement, which describes the terms of the notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes. In this prospectus supplement, "Swift," "we," "us" and "our" refer to Swift Energy Company and its subsidiaries.

     IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

     YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. IF YOU RECEIVE ANY UNAUTHORIZED INFORMATION, YOU MUST NOT RELY ON IT. WE ARE OFFERING TO SELL THE NOTES ONLY IN STATES WHERE SALES ARE PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION WE HAVE INCLUDED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

                               TABLE OF CONTENTS

                      PROSPECTUS SUPPLEMENT

Summary.....................................................   S-3
Risk Factors................................................  S-11
Use of Proceeds.............................................  S-17
Capitalization..............................................  S-18
Selected Historical Consolidated Financial Data.............  S-19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-21
Business and Properties.....................................  S-29
Management..................................................  S-39
Principal Shareholders......................................  S-41
Certain Relationships and Related Transactions..............  S-44
Description of Existing Indebtedness........................  S-45
Description of the Notes....................................  S-46
Underwriting................................................  S-89
Legal Opinions..............................................  S-90
Experts.....................................................  S-90
Glossary of Terms...........................................  S-91
Consolidated Financial Statements...........................   F-1

                            PROSPECTUS

About this Prospectus.......................................     3
Where You Can Find More Information.........................     3
Forward-looking Statements..................................     4
The Company.................................................     4
Ratio of Earnings to Fixed Charges..........................     5
Use of Proceeds.............................................     6
Description of Debt Securities..............................     6
Description of Capital Stock................................    14
Description of Depositary Shares............................    18
Description of Warrants.....................................    19
Plan of Distribution........................................    19
Legal Opinions..............................................    21
Experts.....................................................    21

     See the "Glossary of Terms" on page S-91 for explanations of abbreviations and terms used in this prospectus supplement.

                                    SUMMARY

     This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes and their terms, information about our business and financial data. We encourage you to read this prospectus supplement, including the "Risk Factors" section, the accompanying prospectus and the documents we incorporate by reference before making an investment decision.

                                  ABOUT SWIFT

     Swift Energy Company engages in the development, exploration, acquisition and operation of oil and gas properties, with a primary focus on U.S. onshore gas reserves in Texas and Louisiana. As of December 31, 1998, we had interests in over 1,750 oil and gas wells located in eight states. We operated 836 of these wells, representing 91% of our proved reserves. At year-end 1998, we had estimated proved reserves of 436.1 Bcfe, 81% of which was gas. We focus primarily on drilling and production in four major fields, with 93% of our 1998 year-end proved reserves and 88% of our 1998 production concentrated in these four fields:

                                       % OF YEAR-END       % OF 1998
    FIELD           LOCATION        1998 PROVED RESERVES   PRODUCTION
-------------  -------------------  --------------------   ----------
AWP Olmos      South Texas                  51%               40%
Brookeland     East Texas                   18%                9%
Giddings       South-Central Texas          12%               18%
Masters Creek  Western Louisiana            12%               21%

     The AWP Olmos Field is characterized by long-lived reserves, while the other core fields are characterized by shorter-lived reserves with high initial rates of production. We have extensive experience in these geological trends, having operated in the AWP Olmos Field since 1988 and the Giddings Field since 1992. Outside our core fields, we are currently pursuing opportunities in the Gulf Coast Basin and onshore New Zealand.

     In the third quarter of 1998, we purchased interests in the Brookeland and Masters Creek Fields from Sonat Exploration Company for approximately $85.6 million in cash. The acquisition included approximately 91.1 Bcfe of proved reserves, a 20% interest in two gas processing plants and interests in approximately 444,000 net acres. At year-end 1998, the proved reserves of these fields were estimated to be 130.5 Bcfe, of which approximately 58% was gas and 59% was proved developed. Primarily as a result of the acquisition, our 1998 production increased 54% over 1997 production and the percentage of oil in our production mix increased from 16% in the first half of 1998 to 37% in the first half of 1999. We expect to use our operating expertise from similar geological trends to continue to successfully develop and exploit these fields.

     Over the last several years, our growth in reserves, production and cash flow has resulted primarily from our increased acreage position, producing property acquisitions and drilling activities in our core fields. Over the five-year period ended December 31, 1998:

         - our estimated proved reserves grew from 90.1 Bcfe to 436.1 Bcfe;

         - we replaced 449% of our production at an average cost of $0.88 per Mcfe; and

         - our net cash provided by operating activities grew at a compounded annual growth rate of 50%.

     From 1997 to 1998, revenues grew from $74.7 million to $82.5 million, and EBITDA increased from $62.4 million to $65.5 million. Revenues increased from $32.8 million in the first six months of 1998 to $45.4 million in the same period of 1999 and EBITDA increased from $26.1 million to $34.6 million.

These net increases in revenue and EBITDA are primarily due to production increases resulting from our successful development and exploration program combined with the Sonat acquisition, which offset declines in gas prices.

     In response to lower oil and gas prices in 1998, we reduced our budgeted capital expenditures from $183.8 million in 1998 to $54.2 million in 1999. We have targeted $36.0 million of this 1999 amount for drilling, of which $31.3 million is for development drilling and $4.7 million is for exploratory drilling. The remaining $18.2 million is for leasehold, seismic and geological costs of prospects.

     Our principal executive offices are located at 16825 Northchase Drive, Suite 400, Houston, Texas 77060, and our telephone number is (281) 874-2700.

                               BUSINESS STRATEGY

     Our strategy is to increase our reserves and production through both drilling and acquisitions, shifting the balance between the two activities in response to market conditions. In addition, we seek to enhance the results of our drilling and production efforts through the implementation of advanced technologies. The elements of our strategy may be further described as follows:

          Development and Exploration Drilling Activities. Our development strategy is to maximize the value and productivity of our existing properties through carefully targeted drilling and advanced recovery methods. We pursue a "controlled" risk approach to exploratory drilling, focusing on regions in the U.S. in which we have experience with similar geological or production characteristics and which are in close proximity to known producing horizons.

          Strategic Acquisitions. We continually review acquisition opportunities, using a disciplined, market-driven approach to acquire properties which complement our drilling program. We seek to acquire properties with significant proved producing reserves and the potential to increase reserves and production through additional development and exploration efforts.

          Use of Advanced Technologies. We have increasingly used advanced technologies to enhance the results of our drilling and production efforts, including 2-D and 3-D seismic analysis, amplitude versus offset studies, horizontal well drilling technology, innovative fracturing methods and coiled tubing technology. In addition, we utilize computer telemetry to monitor well performance. As a result of these technologies, we have enhanced our production yields while controlling our production costs per Mcfe.

                                  THE OFFERING

Issuer.....................  Swift Energy Company

Securities Offered.........  $125.0 million aggregate principal amount of   %
                             Senior Subordinated Notes Due 2009. We may issue up to $100.0 million principal amount of additional notes from time to time after this offering closes, subject to debt incurrence restrictions contained in certain of our debt arrangements, including the indenture for the notes.

Maturity...................            , 2009.

Interest Payment Dates.....            and           of each year, commencing
                                       , 2000.

Subordination..............  The notes:

                             - are unsecured senior subordinated obligations;

                             - are subordinate in right of payment to all
                               existing and future senior debt, including our bank debt and any senior debt of our subsidiary guarantors;

                             - rank equally with any future senior subordinated
                               debt; and

                             - are senior to any existing or future junior
                               subordinated debt, including the convertible notes due 2006.

                             If certain of our subsidiaries incur debt, issue preferred stock or guarantee any of our other debt, that subsidiary generally will be required to guarantee the notes. As of the date of this prospectus supplement, there are no subsidiary guarantors.

Optional Redemption........  On or after           , 2004, we may redeem some or
                             all of the notes at any time at the redemption prices listed under the heading "DESCRIPTION OF THE
                             NOTES -- OPTIONAL REDEMPTION."

                             Before           , 2002, we may redeem up to
                             33 1/3% of the aggregate principal amount of the notes originally issued with the proceeds from qualified offerings of our equity at a redemption
                             price equal to   % of the principal amount of the
                             redeemed notes, plus accrued interest to the redemption date; provided that at least 66 2/3% of the aggregate principal amount of the notes originally issued remains outstanding. SEE, "DESCRIPTION OF THE NOTES -- OPTIONAL REDEMPTION."

Change of Control Offer....  If a change in control of Swift occurs, we must offer to repurchase the notes at a purchase price of 101% of their face amount, plus accrued interest to the date we repurchase the notes. SEE, "DESCRIPTION OF THE NOTES -- REPURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL."

Certain Covenants..........  We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict our ability and the ability of our subsidiaries to:

                             - incur additional debt or issue preferred stock;

                             - create liens;

                             - pay dividends or make other restricted payments;

                             - issue and sell capital stock of our restricted
                               subsidiaries;

                             - sell assets;

                             - enter into transactions with affiliates;

                             - consolidate, merge or transfer all or
                               substantially all our assets; or

                             - incur dividend or other payment restrictions
                               affecting subsidiaries.

                             These covenants are subject to important exceptions and qualifications, which are described in "Description of the Notes -- Certain Covenants."

Use of Proceeds............  The net proceeds from this offering are estimated
                             to be approximately $     million. The net proceeds
                             of the concurrent offering of common stock are
                             estimated to be approximately $     million. The
                             $     million of net proceeds of the two offerings
                             will be used to repay the outstanding indebtedness under our credit facility. We intend to use any excess net proceeds together with the funds then made available under our credit facility for capital expenditures, acquisitions and general corporate purposes.

                                  RISK FACTORS

     Prior to making an investment decision, you should consider all of the information in this prospectus supplement and accompanying prospectus, and should carefully evaluate the risks described in the "Risk Factors" section beginning on page S-11.

                              CONCURRENT OFFERING

     We are concurrently offering 4,000,000 shares of Swift common stock in a separate public offering pursuant to a separate prospectus supplement. This offering of notes and the concurrent common stock offering are not conditioned upon each other. This prospectus supplement relates only to the offering of notes and not to the offering of common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data of Swift as of and for each of the five years ended December 31, 1998 has been derived from our audited consolidated financial statements. The summary consolidated financial data of Swift as of and for each of the six months ended June 30, 1999 and 1998 were derived from our unaudited condensed consolidated financial statements. In the opinion of our management, the summary consolidated financial data as of and for each of the six months ended June 30, 1999 and 1998 include all normal recurring adjustments necessary to present fairly this information. For a discussion of the significant financial results and conditions during 1998, 1997, 1996 and the six months ended June 30, 1999 and 1998, SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The results of operations for the six months ended June 30, 1999 should not be regarded as indicative of expected results for the full year.

                                             SIX MONTHS ENDED
                                                 JUNE 30,                       YEAR ENDED DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              1999       1998       1998       1997       1996       1995       1994
                                            --------   --------   --------   --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
  Revenues:
    Oil and gas sales.....................  $ 44,668   $ 31,483   $ 80,068   $ 69,015   $ 52,771   $ 22,528   $ 19,802
    Fees from limited partnerships and
      joint ventures......................       100        205        334        746        937        590        702
    Interest income.......................        23         63        107      2,395        433        212         48
    Other, net............................       626      1,065      1,960      2,556      2,157      1,762      1,073
                                            --------   --------   --------   --------   --------   --------   --------
        Total Revenues....................    45,417     32,816     82,469     74,712     56,298     25,092     21,625
                                            --------   --------   --------   --------   --------   --------   --------
  Costs and Expenses:
    General and administrative, net of
      reimbursement.......................     2,294      1,880      3,854      3,524      4,150      3,336      3,323
    Depreciation, depletion, and
      amortization........................    21,227     13,985     39,343     24,247     16,526      8,839      7,905
    Oil and gas production................     8,551      4,875     13,139      8,779      6,142      4,907      3,764
    Interest expense......................     6,653      2,970      8,752      5,033        694      1,115      1,795
    Write-down of oil and gas
      properties(A).......................        --         --     90,772         --         --         --         --
                                            --------   --------   --------   --------   --------   --------   --------
        Total Costs and Expenses..........    38,725     23,710    155,860     41,583     27,512     18,197     16,787
                                            --------   --------   --------   --------   --------   --------   --------
  Income (Loss) before Income Taxes.......     6,692      9,106    (73,391)    33,129     28,786      6,895      4,838
  Provision (Benefit) for Income Taxes....     2,258      2,980    (25,166)    10,819      9,760      1,982      1,112
                                            --------   --------   --------   --------   --------   --------   --------
  Income (Loss) before Cumulative Effect
    of Change in Accounting Principle.....     4,434      6,126    (48,225)    22,310     19,026      4,913      3,726
  Cumulative Effect of Change in
    Accounting Principle..................        --         --         --         --         --         --    (16,773)
                                            --------   --------   --------   --------   --------   --------   --------
        Net Income (Loss).................  $  4,434   $  6,126   $(48,225)  $ 22,310   $ 19,026   $  4,913   $(13,047)
                                            ========   ========   ========   ========   ========   ========   ========
  Earnings (Loss) Per Share Amounts(B)(C):
        Basic.............................  $   0.27   $   0.37   $  (2.93)  $   1.35   $   1.27   $   0.49   $  (1.79)
                                            ========   ========   ========   ========   ========   ========   ========
        Diluted...........................  $   0.27   $   0.37   $  (2.93)  $   1.26   $   1.25   $   0.49   $  (1.79)
                                            ========   ========   ========   ========   ========   ========   ========
  Weighted Average Shares
    Outstanding(B)........................    16,154     16,513     16,437     16,493     15,001     10,035      7,309
                                            ========   ========   ========   ========   ========   ========   ========
OTHER FINANCIAL DATA:
  EBITDA(D)...............................  $ 34,572   $ 26,061   $ 65,476   $ 62,410   $ 46,006   $ 16,849   $ 14,538
  Net cash provided by operating
    activities............................    28,303     25,491     54,249     55,256     37,103     14,376     10,395
  Capital expenditures....................    23,190     66,968    183,816    131,967     91,487     40,033     34,531
  Ratio of earnings to fixed charges(E)...       1.6x       2.6x        --        5.2x      12.8x       3.1x       2.6x
  Ratio of EBITDA to cash
    interest(D)(F)........................       4.1x       5.7x       5.1x       8.6x      15.7x       6.3x       4.0x
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital (deficit)...............  $  5,178   $ 10,345   $  3,831   $  1,464   $ 68,704   $  3,247   $(13,137)
  Total assets............................   395,580    404,259    403,645    339,115    310,375    175,253    135,673
  Long-term debt:
    Bank borrowings.......................   140,000     64,000    146,200      7,915         --         --         --
    6.25% Convertible Subordinated
      Notes...............................   115,000    115,000    115,000    115,000    115,000         --         --
    6.50% Convertible Subordinated
      Debentures..........................        --         --         --         --         --     28,750     28,750
  Stockholders' equity....................   113,309    165,937    109,363    159,401    142,762     93,346     42,127

                                                       (Notes on following page)

                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA

(a) In the third quarter of 1998, we took a non-cash write-down of oil and gas properties. Lower prices for both oil and gas at September 30, 1998, necessitated a pre-tax domestic full-cost ceiling write-down of $77.2 million, or $50.9 million after-tax. Also in the third quarter, we re-evaluated the timing of the recovery of our capitalized unproved properties costs in Russia due to economic and political uncertainty and impaired our total investment of $10.8 million. In addition, the international economic uncertainty and currency concerns in Venezuela, combined with the price volatility and severe tightening of international credit markets, also caused us to impair our capitalized unproved properties costs in Venezuela of $2.8 million. The re-evaluation of the unproved properties costs in these two countries resulted in a separate non-cash pre-tax charge to earnings of $13.6 million, or $9.0 million after-tax. The combination of the non-cash full-cost domestic ceiling write-down and the non-cash foreign impairment charges resulted in a combined non-cash charge to earnings of $90.8 million pre-tax, or $59.9 million after-tax.

(b) Amounts have been retroactively restated in all periods presented to reflect two 10% stock dividends, one in September 1994, the other in October 1997.

(c) On a pro forma basis, assuming the 1994 change in accounting principle is applied retroactively, basic and diluted earnings per share would have been $0.51 for 1994.

(d) EBITDA represents income before interest expense, income tax, and depreciation, depletion and amortization (including the 1998 write-down of oil and gas properties). We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. We believe EBITDA assists such investors in comparing a company's performance on a consistent basis without regard to depreciation, depletion and amortization, which can vary significantly depending upon accounting methods or nonoperating factors such as historical cost. EBITDA is not a calculation based on GAAP and should not be considered an alternative to net income in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies. EBITDA amounts may not be fully available for management's discretionary use, due to certain requirements to conserve funds for capital expenditures, debt service and other commitments. The definition of EBITDA stated herein differs from the definition of EBITDA applicable to the covenants for the notes, in that the notes definition makes certain exclusions to net income, some of which would reduce EBITDA. SEE, "DESCRIPTION OF THE NOTES -- CERTAIN
     DEFINITIONS -- CONSOLIDATED NET INCOME" AND "-- EBITDA."

(e) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes from continuing operations before fixed charges. Due to the $90.8 million non-cash charge incurred in 1998 caused by a write-down in the carrying value of gas and oil properties, 1998 earnings were insufficient by $76.9 million to cover fixed charges in 1998. If the $90.8 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 2.1x for 1998.

(f) Cash interest is defined as the total amount of interest paid on our obligations, prior to any allowed capitalized amount.

                      SUMMARY RESERVES AND PRODUCTION DATA

     The following tables set forth certain summary information with respect to estimates of our oil and gas reserves and data about production and sales of oil and gas for the periods indicated. We have prepared our estimates of oil and gas reserves, the future net revenues therefrom and their discounted present value, or PV-10 Value, and they have been audited by H.J. Gruy and Associates, Inc., independent petroleum engineers. SEE, "BUSINESS AND PROPERTIES -- OIL AND GAS RESERVES" AND "RISK FACTORS."

                                                          AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------------
                                                      1998       1997       1996       1995       1994
                                                    --------   --------   --------   --------   --------
ESTIMATED PROVED OIL AND GAS RESERVES(A):
Net gas reserves (MMcf):
  Proved developed................................   197,106    191,108    135,425     81,532     46,406
  Proved undeveloped..............................   155,295    123,198     90,333     62,036     29,858
                                                    --------   --------   --------   --------   --------
         Total....................................   352,401    314,306    225,758    143,568     76,264
                                                    ========   ========   ========   ========   ========
Net oil reserves (MBbls):
  Proved developed................................     7,143      4,289      3,622      3,313      3,209
  Proved undeveloped..............................     6,815      3,570      1,862      2,109      1,344
                                                    --------   --------   --------   --------   --------
         Total....................................    13,958      7,859      5,484      5,422      4,553
                                                    ========   ========   ========   ========   ========
Total Proved Oil and Gas Reserves (MMcfe).........   436,148    361,459    258,664    176,099    103,584
                                                    ========   ========   ========   ========   ========
ESTIMATED PRESENT VALUE OF PROVED RESERVES (IN
  THOUSANDS):
Estimated present value of future net cash flows
  from proved reserves discounted at 10% per
  annum, "PV-10 Value"(a):
    Proved developed..............................  $243,124   $244,365   $310,409   $ 85,537   $ 47,172
    Proved undeveloped............................    97,661    105,980    160,776     61,501     22,223
                                                    --------   --------   --------   --------   --------
Total PV-10 Value (before income taxes)(a)........  $340,785   $350,345   $471,185   $147,038   $ 69,395
                                                    ========   ========   ========   ========   ========
Standardized measure of discounted estimated
  future net cash flows after income taxes(A).....  $290,273   $292,838   $367,232   $128,904   $ 66,472
                                                    ========   ========   ========   ========   ========
PRICES USED IN CALCULATING END OF YEAR PROVED
  RESERVES:
  Oil (per Bbl)...................................  $  11.23   $  15.76   $  23.75   $  18.07   $  15.09
  Gas (per Mcf)...................................  $   2.23   $   2.78   $   4.47   $   2.41   $   1.85
OTHER RESERVES DATA:
Reserve replacement cost (per Mcfe)(b)............  $   0.97   $   0.73   $   0.67   $   0.61   $   0.79
Reserve replacement rate(c).......................       422%       590%       562%       588%       397%
Gas as % of total proved reserve quantities.......        81%        87%        87%        82%        74%
Proved developed reserves as % of total proved
  reserves........................................        55%        60%        61%        58%        63%

                                                   SIX
                                                  MONTHS
                                                  ENDED                YEAR ENDED DECEMBER 31,
                                                 JUNE 30,   ----------------------------------------------
                                                   1999      1998      1997      1996      1995      1994
                                                 --------   -------   -------   -------   -------   ------
NET SALES VOLUME:
  Oil (MBbls)..................................    1,372      1,801       672       623       545      467
  Gas (MMcf)(d)................................   13,913     28,226    21,359    15,697     7,914    6,799
  Total production (MMcfe)(d)..................   22,145     39,030    25,394    19,437    11,187    9,601
WEIGHTED AVERAGE SALES PRICES:
  Oil (per Bbl)................................  $ 12.93    $ 11.86   $ 17.59   $ 19.82   $ 15.66   $14.35
  Gas (per Mcf)................................  $  1.94    $  2.08   $  2.68   $  2.57   $  1.77   $ 1.93
SELECTED DATA PER MCFE:
  Production costs.............................  $  0.39    $  0.34   $  0.35   $  0.32   $  0.44   $ 0.39
  Depreciation, depletion, and amortization....  $  0.96    $  1.01   $  0.95   $  0.85   $  0.79   $ 0.82
  General and administrative, net of
    reimbursement..............................  $  0.10    $  0.10   $  0.14   $  0.21   $  0.30   $ 0.35

                                                       (Notes on following page)

                 NOTES TO SUMMARY RESERVES AND PRODUCTION DATA

(a) Quantity estimates, their PV-10 Value and the standardized measure are affected by the change in crude oil and gas prices at the end of each year. While our total proved reserves quantities on an MMcfe basis at year-end 1998 increased by 21% over reserves quantities at the prior year-end, the PV-10 Value decreased 3% and the standardized measure of those reserves decreased 1%, from the PV-10 Value and standardized measure at year-end 1997. This decrease was almost entirely due to lower year-end 1998 prices.

(b) Calculated for a three-year period ending with the year presented by dividing total acquisition, exploration and development costs, excluding future development costs, during such period by net reserves added during the period, including any revisions of those reserves.

(c) Calculated for a three-year period ending with the year presented by dividing the increase in net reserves, including any revisions of those reserves, by the production quantities for such period.

(d) Gas production for the six months ended June 30, 1999 and for the years ended 1998, 1997, 1996, 1995 and 1994 includes 384, 866, 1,015, 1,156,
     1,211 and 1,358 MMcf delivered under the volumetric production payment agreement pursuant to which we are obligated to deliver certain monthly quantities of gas to a third party through October 2000. Future volumes associated with the volumetric production payment are not included in our estimates of future net reserves.

                                  RISK FACTORS

     An investment in our notes involves significant risks. You should carefully consider the following risk factors before you decide to buy the notes. You should also carefully read and consider all of the information we have included, or incorporated by reference, in this prospectus supplement and the accompanying prospectus before you decide to buy the notes.

LOW OIL AND GAS PRICES HURT OUR FINANCIAL RESULTS AND CONDITION.

     Prices for oil and gas have become increasingly volatile and declined significantly during the second half of 1998 and early 1999. Gas prices affect us more than oil prices, as gas production was 72% of our 1998 production and 63% of our production in the first half of 1999. In 1998, gas prices we received were 22% lower than 1997 prices, and oil prices were 33% lower. These lower prices triggered a ceiling test write down, causing us to incur a net loss for 1998. Prices remaining at lower levels or decreasing further would negatively affect us in several ways:

     - our cash flows would be reduced, decreasing funds available for capital expenditures employed to replace reserves or increase production;

     - certain reserves would no longer be economic to produce, leading to both lower proved reserves and cash flow;

     - our lenders could reduce the borrowing base under our credit facility because of lower oil and gas reserve values, reducing our liquidity and possibly requiring mandatory loan repayments;

     - access to other sources of capital, such as equity or long-term debt markets, could be severely limited or unavailable in a low price environment; and

     - we could be required to take another ceiling test write down of the carrying values of our properties.

Consequently, our revenues and profitability would suffer. Most of the factors which affect price volatility are beyond our control, such as demand, worldwide economic conditions, weather conditions, supply levels, import prices, political conditions in major oil producing regions, especially the Middle East, and actions taken by OPEC.

OUR SUBSTANTIAL DEBT REDUCES OUR FINANCIAL FLEXIBILITY AND OUR DEBT LEVELS MAY GROW.

     After giving effect to this offering and the concurrent offering of common stock, on a pro forma basis at June 30, 1999, our long-term debt would equal approximately 60% of our capitalization. A high level of debt:

     - requires us to dedicate a significant portion of our cash flow to the payment of interest;

     - subjects us to a higher financial risk in an economic downturn due to our substantial debt service costs;

     - limits our ability to obtain financing or raise equity capital in the future; and

     - may place us at a competitive disadvantage to the extent that we are more highly leveraged than some of our peers.

     Subject to restrictions in our credit facility and the indenture for the notes, we may borrow up to approximately $150.0 million for capital expenditures. If we add additional debt to our current debt levels, the risks discussed above would be accentuated.

IF WE CANNOT REPLACE OUR RESERVES, OUR REVENUES AND FINANCIAL CONDITION WILL SUFFER.

     Unless we successfully replace our reserves, our production will decline, resulting in lower revenues and cash flow. This is accentuated by the fact that approximately 42% of our reserves at December 31, 1998 are in the Austin Chalk trend where wells typically have very steep rates of decline. Lower prices decrease our cash flow which can be dedicated to finding or purchasing new producing reserves, and make borrowing and equity sales more difficult. Thus, we need to spend significant amounts of capital to discover or purchase new reserves. In response to lower oil and gas prices, our capital expenditures in 1999 are budgeted at $54.2 million, compared to $183.8 million in 1998 and $132.0 million in 1997. It is likely that capital expenditures in 2000 will be closer to the levels budgeted for 1999, rather than the levels spent in 1998. At this level of capital expenditures, it is more difficult to replace our reserves. Furthermore, for the reasons discussed below, even if capital is spent on drilling or to make acquisitions, such efforts have a high risk of being unsuccessful.

WE MAY INCUR ADDITIONAL WRITE DOWNS OF THE CARRYING VALUES OF OUR PROPERTIES.

     SEC accounting rules require that on a quarterly basis we review the carrying value of our oil and gas properties for possible write down or impairment. Under these rules, capitalized costs of proved reserves may not exceed the present value of estimated future net revenues from those proved reserves, determined using a 10% per year discount and unescalated prices in effect as of the end of each fiscal quarter. Primarily because of weak prices, in the third quarter of 1998 we recorded a $77.2 million pre-tax ceiling limitation write down for our domestic properties. Similarly, pricing and currency factors, together with economic and political uncertainty in Russia and Venezuela, led to a $13.6 million pre-tax impairment of our foreign investments in those regions. This resulted in a combined non-cash charge of $90.8 million before taxes in 1998.

     We may be required to write down the carrying value of our oil and gas properties in the future if oil and gas prices are depressed for even a short period, are unusually volatile or if we have substantial downward revisions to our proved reserves quantities. Any such ceiling test write down would result in a charge to earnings and a reduction of stockholders' equity, but would not impact our cash flow from operating activities. Once incurred, these write downs are not reversible at a later date.

     Given that full cost accounting rules are applied on a country-by-country basis, we are currently exposed to the risk of a possible write down or impairment of our properties in New Zealand. At June 30, 1999, our investments in New Zealand totaled $5.4 million. To date, our drilling efforts there have not been successful in establishing proved reserves. We have commenced drilling an exploratory well under our New Zealand permit which we expect to conclude during the second half of 1999. Swift's portion of the currently budgeted drilling costs of this well are approximately $4.3 million. This exploratory well is speculative. If this well does not discover economic reserves, in the second half of 1999 we may be required to write down a large portion of our drilling and capitalized costs. SEE, "BUSINESS AND PROPERTIES -- FOREIGN ACTIVITIES."

DRILLING WELLS IS SPECULATIVE AND CAPITAL INTENSIVE.

     Developing and exploring for oil and gas properties requires significant capital expenditures and involves a high degree of financial risk. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise and supply tightens. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of an oil or gas well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

RESERVES ON PROPERTIES WE BUY MAY NOT MEET OUR EXPECTATIONS AND COULD CHANGE THE NATURE OF OUR BUSINESS.

     Property acquisition decisions are based on various assumptions and subjective judgments that are speculative. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately a property's production and profitability. Furthermore, future acquisitions may change the nature of our operations and business. For example, an acquisition of producing properties containing primarily oil reserves could change our current emphasis on gas reserves.

     In addition, we may have difficulty integrating future acquisitions into our operations, and they may not achieve our desired profitability objectives. Likewise, as is customary in the industry, we generally acquire oil and gas acreage without any warranty of title except through the transferor. In many instances, title opinions are not obtained if, in our judgment, it would be uneconomical or impractical to do so. Losses may result from title defects or from defects in the assignment of leasehold rights. While our current operations are primarily in Texas and Louisiana, we may pursue acquisitions or properties located in other geographic areas, which would decrease our geographical concentration, but would also be in areas in which we have no or limited experience.

ESTIMATES OF OUR PROVED RESERVES ARE UNCERTAIN AND OUR REVENUES FROM PRODUCTION MAY VARY SIGNIFICANTLY FROM ESTIMATED AMOUNTS.

     The quantities and values of our proved reserves included in this prospectus supplement are only estimates and subject to numerous uncertainties. Estimates by other engineers might differ materially. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. These estimates depend on assumptions regarding quantities and production rates of recoverable oil and gas reserves, future prices for oil and gas, timing and amounts of development expenditures and operating expenses, all of which will vary from those assumed in our estimates. These variances may be significant.

     Any significant variance from the assumptions used could result in the actual amounts of oil and gas ultimately recovered and future net cash flows being materially different from the estimates in our reserve reports. In addition, results of drilling, testing, production and changes in prices after the date of the estimate may result in substantial downward revisions. These estimates may not accurately predict the present value of net cash flows from oil and gas reserves.

     At December 31, 1998, approximately 45% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. The reserve data assumes that we can and will make these expenditures and conduct these operations successfully, which may not occur.

THE NOTES WILL BE SUBORDINATED TO ALL OF OUR EXISTING AND FUTURE SENIOR DEBT.

     The notes will be subordinated in right of payment to all of our present and future senior debt, the senior debt of any subsidiaries that guarantee the notes and all debt and trade payables of other subsidiaries. As of June 30, 1999, after giving pro forma effect to this offering and the concurrent offering of the common stock, we would have no senior debt, although in the future we may borrow up to approximately $150.0 million under our credit facility, all of which would be senior debt. As a result, in the event of bankruptcy or reorganization, or upon acceleration of the notes due to an event of default, we are required to repay our senior debt in full before we pay you. Accordingly, there may not be sufficient assets remaining to pay amounts due to you on any or all of the notes. Similarly, if there is a default on our senior debt, it is likely that no payments may be made on the notes. We will be limited, but not prohibited, by the indenture governing the notes from incurring additional debt that is senior to the notes.

WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES.

     Exploration for and production of oil and gas can be hazardous, involving natural disasters and other unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment. Because third party drilling contractors are used to drill our wells, we may not realize the full benefit of workman's compensation laws in dealing with their employees. We maintain insurance against many potential losses and liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent. However, our insurance does not protect us against all operational risks.

OUR HEDGING ACTIVITIES MAY RESULT IN LOSSES.

     From time to time we enter into hedging activities in an effort to mitigate the potential impact of declines in oil and gas prices. These activities consist of buying protection price floors for some of our oil and gas production. The cost of these floors may be lost if prices rise, and thus these arrangements reduce the benefit of increases in the price of oil or gas while providing only partial protection against declines in prices. FOR A MORE DETAILED DESCRIPTION OF OUR HEDGING ACTIVITIES, SEE "BUSINESS AND PROPERTIES -- PRICE RISK MANAGEMENT," AND NOTE 1 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

GOVERNMENTAL REGULATIONS ARE COSTLY AND COMPLEX, ESPECIALLY REGULATIONS RELATING TO ENVIRONMENTAL PROTECTION.

     Our exploration, production and marketing operations are regulated extensively at the federal, state and local levels, which regulations affect the costs, manner and feasibility of our operations. As an owner and operator of oil and gas properties, we are subject to federal, state and local regulation of discharge of materials into, and protection of, the environment. We have made and will continue to make significant expenditures in our efforts to comply with the requirements of these environmental regulations, which may impose liability on us for the cost of pollution clean-up resulting from operations, subject us to liability for pollution damages and require suspension or cessation of operations in affected areas. Changes in or additions to regulations regarding the protection of the environment could increase our compliance costs and might hurt our business.

     We are subject to state and local regulations that impose permitting, reclamation, land use, conservation and other restrictions on our ability to drill and produce. These laws and regulations can require well and facility sites to be closed and reclaimed. We frequently buy and sell interests in properties that have been operated in the past, and as a result of these transactions we may retain or assume clean-up or reclamation obligations for our own operations or those of third parties.

RELIANCE ON SENIOR OFFICERS AND OTHER KEY EMPLOYEES.

     We rely on key employees and their expertise. If we were to lose several of our key technical employees or executive officers, our operations could suffer during their successors' transition periods. A. Earl Swift, our chief executive officer and founder, has indicated a desire to retire during the fourth quarter of 1999, which could adversely affect our day-to-day operations, although he intends to remain as chairman of the board of directors. The board of directors has commenced its search for Mr. Swift's replacement as chief executive officer.

WE ARE EXPOSED TO FINANCIAL AND OTHER LIABILITIES AS THE GENERAL PARTNER IN NUMEROUS LIMITED PARTNERSHIPS.

     We currently serve as the managing general partner of 80 limited partnerships. We are contingently liable for our obligations as a general partner, including responsibility for day-to-day operations and any liabilities that cannot be repaid from partnership assets or insurance proceeds. At June 30, 1999, the partnerships' only liabilities were to Swift in the amount of approximately $6.8 million. In the future, we may be exposed to litigation in connection with partnership activities, or find it necessary to advance funds on behalf of certain partnerships to protect the value of their oil and gas properties. FOR MORE DETAILED DESCRIPTION, SEE "BUSINESS AND
PROPERTIES -- PARTNERSHIPS."

WE MAY HAVE DIFFICULTY COMPETING FOR OIL AND GAS PROPERTIES OR SUPPLIES.

     We operate in a highly competitive environment, competing with major integrated and independent energy companies for desirable oil and gas properties, as well as for the equipment, labor and materials required to develop and operate such properties. Many of these competitors have financial and technological resources substantially greater than ours. The market for oil and gas properties is highly competitive and we may lack technological information or expertise available to other bidders. We may incur higher costs or be unable to acquire and develop desirable properties at costs we consider reasonable because of this competition.

WE ARE ENGAGED IN FOREIGN ACTIVITIES THAT EXPOSE US TO LOSSES FROM POLITICAL AND ECONOMIC CONDITIONS ABROAD.

     We are engaged in development and exploration activities in New Zealand, have an existing net profits agreement in Russia and are pursuing pipeline ventures in Venezuela. These foreign activities subject us to risks of foreign currency fluctuations and controls, changes in foreign laws or their enforcement and political and economic instability. Due to prevailing economic conditions in the third quarter of 1998 in both Russia and Venezuela, we impaired our capitalized unproved properties costs in both countries, resulting in a pre-tax charge to earnings of $13.6 million. SEE, "BUSINESS AND PROPERTIES -- FOREIGN ACTIVITIES."

FRAUDULENT CONVEYANCE CONSIDERATIONS COULD AVOID GUARANTEES FOR THE NOTES.

     In the future, some of our subsidiaries might guarantee our obligations under the notes on an unsecured senior subordinated basis. Under fraudulent conveyance laws, a court might subordinate or avoid any guarantees of the notes by our subsidiaries in favor of a subsidiary's other debts or liabilities. To the extent a subsidiary's guarantee of the notes is avoided as a result of fraudulent conveyance laws or held unenforceable for any other reason, you would receive no payments under that subsidiary's guarantee and would be creditors solely of us and any subsidiaries whose guarantees were not avoided.

IF WE EXPERIENCE A CHANGE OF CONTROL, WE MAY BE UNABLE TO REPURCHASE THE NOTES AS REQUIRED UNDER THE INDENTURE.

     In the event of a change of control, you will have the right to require us, subject to various conditions, to repurchase the notes. We may not have sufficient financial resources to pay the repurchase price for the notes, or may be prohibited from doing so under our credit facility or other debt agreements. In addition, before we can purchase any notes, we may be required to:

     - repay our bank debt or other debt that ranks senior to the notes; or

     - obtain a consent from lenders of senior debt to permit purchase of the notes.

     If a change of control occurs and we are prohibited from repurchasing the notes, our failure to do so would cause us to default under the indenture, which in turn is likely to be a default under our credit facility and our outstanding convertible notes due 2006 and any future debt. Any other default under our credit facility or other debt would also likely prohibit our repurchasing the notes.

WE AND OUR SUPPLIERS OR PARTNERS MAY NOT BE YEAR 2000 COMPLIANT, WHICH COULD RESULT IN DISRUPTION OF OUR OPERATIONS.

     Actual effects of the Year 2000 issue are subject to uncertainties. Our Year 2000 program may not completely identify every potential problem which may arise. Our inability to completely solve all potential problems or address all potentially affected systems could materially hurt our business. Likewise, our business suppliers and partners may experience unanticipated Year 2000 problems which could in turn affect our operations. In addition, we have relied on representations from third parties that our systems and the systems of third parties with whom we conduct business are Year 2000 compliant. However, because of the difficulty in anticipating all effects of the Year 2000 issue, these representations are not guarantees. If there are Year 2000 related failures in our critical systems or our business suppliers' and partners' critical systems that create substantial or prolonged disruptions to our business, the adverse impact on us could materially affect our financial condition or results of operations. FOR A MORE DETAILED DESCRIPTION OF OUR YEAR 2000 PROGRAM, SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- YEAR 2000."

THE NOTES HAVE NO EXISTING MARKET AND A MARKET MAY NOT DEVELOP.

     There is no existing market for the notes, and we are not applying to list the notes on any securities exchange. Therefore, no liquid market may exist for the notes at any time, which may depress the prices at which you will be able to sell your notes.

WE MAY NOT FINALIZE OUR PENDING LITIGATION SETTLEMENT.

     The tentative agreement we have recently reached with the Lower Colorado River Authority to settle our pending litigation, involving claims against us alleged not to exceed $10.0 million exclusive of punitive damages, may not be consummated and we may have to continue pursuing the matter in court. SEE, "BUSINESS AND PROPERTIES -- LITIGATION."

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the notes will be
approximately $     million after deducting underwriting discounts and expenses.
Concurrently with this notes offering, we are offering 4,000,000 shares of
common stock with estimated net proceeds of $          million, or $     million
if the underwriters fully exercise their over-allotment option. The two offerings are not conditioned upon each other.

     We intend to use the net proceeds of the two offerings, which are estimated
to be $     million in the aggregate, to repay the outstanding debt under our credit facility. We intend to use any excess net proceeds together with funds then made available under our credit facility for capital expenditures, acquisitions and general corporate purposes. As of June 30, 1999, the credit facility had an outstanding balance of $140.0 million, of which $85.6 million was used for the Sonat acquisition and the remainder was used for working capital purposes. The weighted average interest rate was 6.64% at June 30, 1999. Our credit facility matures August 18, 2002. After we apply the net proceeds of both offerings to reduce our debt, we will have no outstanding balance under the credit facility, and an anticipated borrowing base of approximately $150.0 million. FOR A MORE DETAILED DESCRIPTION OF OUR CREDIT FACILITY, SEE, "DESCRIPTION OF EXISTING INDEBTEDNESS."

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1999:

     - our historical capitalization;

     - our capitalization as adjusted to show the receipt of the estimated net proceeds from the sale of:

        - the notes being sold in this offering; and

        - the concurrent notes and common stock offerings;

     but does not reflect:

        - the sale of up to 600,000 shares of common stock to the underwriters if they exercise their over-allotment option in the concurrent common stock offering;

        - 2,238,296 shares that may be issued pursuant to stock compensation plans as of June 30, 1999; or

        - 3,646,847 shares of common stock that may be issued upon conversion of our convertible notes due 2006.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes contained in this prospectus supplement.

                                                                     AS OF JUNE 30, 1999
                                                             -----------------------------------
                                                                                          AS
                                                                              AS       ADJUSTED
                                                                           ADJUSTED       FOR
                                                                             FOR       NOTES AND
                                                                            NOTES       COMMON
                                                             HISTORICAL      ONLY        STOCK
                                                             ----------    --------    ---------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
CASH AND CASH EQUIVALENTS..................................   $  2,361     $  2,361    $ 28,966
                                                              ========     ========    ========
LONG-TERM DEBT:
  Bank borrowings..........................................   $140,000     $ 18,750          --
      % Senior Subordinated Notes Due 2009.................         --      125,000     125,000
  6.25% Convertible Subordinated Notes Due 2006............    115,000      115,000     115,000
                                                              --------     --------    --------
          Total Long-Term Debt.............................    255,000      258,750     240,000
                                                              --------     --------    --------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, none outstanding..........................         --           --          --
  Common stock, $.01 par value, 35,000,000 shares
     authorized, 17,040,635 and 21,040,635 shares issued
     and 16,181,179 and 20,181,179 shares outstanding,
     respectively, as adjusted for the common stock
     offering..............................................        170          170         210
  Additional paid-in capital...............................    148,897      148,897     197,107
  Treasury stock held, at cost, 859,456 shares.............    (12,326)     (12,326)    (12,326)
  Retained earnings........................................    (23,432)     (23,432)    (23,432)
                                                              --------     --------    --------
          Total Stockholders' Equity.......................    113,309      113,309     161,559
                                                              --------     --------    --------
          TOTAL CAPITALIZATION.............................   $368,309     $372,059    $401,559
                                                              ========     ========    ========

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data of Swift as of and for each of the five years ended December 31, 1998 has been derived from our audited consolidated financial statements. The selected historical consolidated financial data of Swift as of and for each of the six months ended June 30, 1999 and 1998 were derived from our unaudited condensed consolidated financial statements. In the opinion of our management, the selected historical consolidated financial data as of and for each of the six months ended June 30, 1999 and 1998 include all normal recurring adjustments necessary to present fairly this information. For a discussion of the significant financial results and conditions during 1998, 1997, 1996 and the six months ended June 30, 1999 and 1998, SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The results of operations for the six months ended June 30, 1999 should not be regarded as indicative of expected results for the full year.

                                                SIX MONTHS ENDED
                                                    JUNE 30,                       YEAR ENDED DECEMBER 31,
                                               -------------------   ----------------------------------------------------
                                                 1999       1998       1998       1997       1996       1995       1994
                                               --------   --------   --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
  Revenues:
    Oil and gas sales........................  $ 44,668   $ 31,483   $ 80,068   $ 69,015   $ 52,771   $ 22,528   $ 19,802
    Fees from limited partnerships and joint
      ventures...............................       100        205        334        746        937        590        702
    Interest income..........................        23         63        107      2,395        433        212         48
    Other, net...............................       626      1,065      1,960      2,556      2,157      1,762      1,073
                                               --------   --------   --------   --------   --------   --------   --------
        Total Revenues.......................    45,417     32,816     82,469     74,712     56,298     25,092     21,625
                                               --------   --------   --------   --------   --------   --------   --------
  Costs and Expenses:
    General and administrative, net of
      reimbursement..........................     2,294      1,880      3,854      3,524      4,150      3,336      3,323
    Depreciation, depletion, and
      amortization...........................    21,227     13,985     39,343     24,247     16,526      8,839      7,905
    Oil and gas production...................     8,551      4,875     13,139      8,779      6,142      4,907      3,764
    Interest expense.........................     6,653      2,970      8,752      5,033        694      1,115      1,795
    Write-down of oil and gas
      properties(A)..........................        --         --     90,772         --         --         --         --
                                               --------   --------   --------   --------   --------   --------   --------
        Total Costs and Expenses.............    38,725     23,710    155,860     41,583     27,512     18,197     16,787
                                               --------   --------   --------   --------   --------   --------   --------
  Income (Loss) before Income Taxes..........     6,692      9,106    (73,391)    33,129     28,786      6,895      4,838
  Provision (Benefit) for Income Taxes.......     2,258      2,980    (25,166)    10,819      9,760      1,982      1,112
                                               --------   --------   --------   --------   --------   --------   --------
  Income (Loss) before Cumulative Effect of
    Change In Accounting Principle...........     4,434      6,126    (48,225)    22,310     19,026      4,913      3,726
  Cumulative Effect of Change in Accounting
    Principle................................        --         --         --         --         --         --    (16,773)
                                               --------   --------   --------   --------   --------   --------   --------
      Net Income (Loss)......................  $  4,434   $  6,126   $(48,225)  $ 22,310   $ 19,026   $  4,913   $(13,047)
                                               ========   ========   ========   ========   ========   ========   ========
  Earnings (Loss) Per Share Amounts(B)(C):
    Basic....................................  $   0.27   $   0.37   $  (2.93)  $   1.35   $   1.27   $   0.49   $  (1.79)
                                               ========   ========   ========   ========   ========   ========   ========
    Diluted..................................  $   0.27   $   0.37   $  (2.93)  $   1.26   $   1.25   $   0.49   $  (1.79)
                                               ========   ========   ========   ========   ========   ========   ========
  Weighted Average Shares Outstanding(B).....    16,154     16,513     16,437     16,493     15,001     10,035      7,309
                                               ========   ========   ========   ========   ========   ========   ========
OTHER FINANCIAL DATA:
  EBITDA(D)..................................  $ 34,572   $ 26,061   $ 65,476   $ 62,410   $ 46,006   $ 16,849   $ 14,538
  Net cash provided by operating
    activities...............................    28,303     25,491     54,249     55,256     37,103     14,376     10,395
  Capital expenditures.......................    23,190     66,968    183,816    131,967     91,487     40,033     34,531
  Ratio of earnings to fixed charges(E)......       1.6x       2.6x        --        5.2x      12.8x       3.1x       2.6x
  Ratio of EBITDA to cash interest(D)(F).....       4.1x       5.7x       5.1x       8.6x      15.7x       6.3x       4.0x

BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital (deficit)..................  $  5,178   $ 10,345   $  3,831   $  1,464   $ 68,704   $  3,247   $(13,137)
  Total assets...............................   395,580    404,259    403,645    339,115    310,375    175,253    135,673
  Long-term debt:
    Bank borrowings..........................   140,000     64,000    146,200      7,915         --         --         --
    6.25% Convertible Subordinated Notes.....   115,000    115,000    115,000    115,000    115,000         --         --
    6.50% Convertible Subordinated
      Debentures.............................        --         --         --         --         --     28,750     28,750
  Stockholders' equity.......................   113,309    165,937    109,363    159,401    142,762     93,346     42,127

                                                       (Notes on following page)

            NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(a) In the third quarter of 1998, we took a non-cash write-down of oil and gas properties. Lower prices for both oil and gas at September 30, 1998, necessitated a pre-tax domestic full-cost ceiling write-down of $77.2 million, or $50.9 million after tax. Also in the third quarter, we re-evaluated the timing of the recovery of our capitalized unproved properties costs in Russia due to economic and political uncertainty and impaired our total investment of $10.8 million. In addition, the international economic uncertainty and currency concerns in Venezuela combined with the price volatility and severe tightening of international credit markets, also caused us to impair our capitalized unproved properties costs in Venezuela of $2.8 million. The re-evaluation of the unproved properties costs in these two countries resulted in a separate non-cash pre-tax charge to earnings of $13.6 million, or $9.0 million after tax. The combination of the non-cash full-cost domestic ceiling write-down and the non-cash foreign impairment charges resulted in a combined non-cash charge to earnings of $90.8 million pre-tax, or $59.9 million after tax.

(b) Amounts have been retroactively restated in all periods presented to reflect two 10% stock dividends, one in September 1994, the other in October 1997.

(c) On a pro forma basis, assuming the 1994 change in accounting principle is applied retroactively, basic and diluted earnings per share would have been $0.51 for 1994.

(d) EBITDA represents income before interest expense, income tax, and depreciation, depletion and amortization (including the 1998 write-down of oil and gas properties). We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. We believe EBITDA assists such investors in comparing a company's performance on a consistent basis without regard to depreciation, depletion and amortization, which can vary significantly depending upon accounting methods or nonoperating factors such as historical cost. EBITDA is not a calculation based on GAAP and should not be considered an alternative to net income in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA, as reported by other companies. EBITDA amounts may not be fully available for management's discretionary use, due to certain requirements to conserve funds for capital expenditures, debt service and other commitments. The definition of EBITDA stated herein differs from the definition of EBITDA applicable to the covenants for the notes, in that the notes definition makes certain exclusions to net income, some of which would reduce EBITDA. SEE, "DESCRIPTION OF THE NOTES -- CERTAIN
     DEFINITIONS -- CONSOLIDATED NET INCOME" AND "-- EBITDA."

(e) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes from continuing operations before fixed charges. Due to the $90.8 million non-cash charge incurred in 1998 caused by a write-down in the carrying value of gas and oil properties, 1998 earnings were insufficient by $76.9 million to cover fixed charges in 1998. If the $90.8 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 2.1x for 1998.

(f) Cash interest is defined as the total amount of interest paid on our obligations, prior to any allowed capitalized amount.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our financial information and our financial statements and notes thereto included or incorporated by reference in this prospectus supplement. The following information contains forward-looking statements. FOR A DISCUSSION OF LIMITATIONS INHERENT IN FORWARD-LOOKING STATEMENTS, SEE "FORWARD-LOOKING INFORMATION" IN THE ACCOMPANYING PROSPECTUS ON PAGE 4.

GENERAL

     Over the last several years, we have emphasized adding reserves through drilling activity. We also add reserves through strategic purchases of producing properties when oil and gas prices are lower and other market conditions are appropriate, as we did in the third quarter of 1998 with the purchase of the Brookeland and Masters Creek Fields from Sonat Exploration Company. Since 1996, we have used this flexible strategy of employing both drilling and acquisitions to add more reserves than we depleted through production. Our revenues are primarily from oil and gas sales attributable to properties in which we own a direct or indirect interest.

     Proved Oil and Gas Reserves. At year-end 1998, our total proved reserves were 436.1 Bcfe with a PV-10 Value of $340.8 million. In 1998, we increased our proved gas reserves by 38.1 Bcf, or 12%, and our proved oil reserves by 6.1 MMBbl or 78%, for a total of 74.7 Bcfe representing a 21% increase. From 1996 to 1997, we increased our proved gas reserves by 88.5 Bcf, or 39%, and our proved oil reserves by 2.4 MMBbl, or 43%, for a total of 102.8 Bcfe representing a 40% increase. Through drilling, we added 73.9 Bcfe of proved reserves in 1998, 120.2 Bcfe in 1997 and 118.2 Bcfe in 1996. Through acquisitions we added 97.6 Bcfe of proved reserves in 1998, 33.8 Bcfe in 1997 and 3.3 Bcfe in 1996. A substantial portion of these reserves were proved undeveloped. At year-end 1998, 45% of our total proved reserves were proved undeveloped, compared with 40% at year-end 1997 and 39% at year-end 1996.

     While our total proved reserves quantities at year-end 1998 increased by 21% over those at year-end 1997, the PV-10 Value of those reserves decreased 3% over the same period, almost entirely due to pricing declines during 1998. We added reserves from 1997 to 1998 through our drilling activity, primarily in the AWP Olmos and Giddings Fields, and through purchases of minerals in place, primarily in the Brookeland and Masters Creek Fields. These additions to our reserves were offset by revisions of previous estimates, the 20% decrease in year-end 1998 gas prices, and the 29% decrease in year-end 1998 oil prices. Gas prices were $2.23 per Mcf at year-end 1998 compared to $2.78 per Mcf at year-end 1997. Oil prices were $11.23 per Bbl at year-end 1998 compared to $15.76 a year earlier. If the 1998 year-end PV-10 Value and 1998 year-end standardized measure had been calculated using year-end 1997 prices, there would have been an increase in the PV-10 Value and standardized measure from year-end 1997 to year-end 1998 comparable to the 21% increase in the total proved reserves quantities during that same period. FOR A MORE DETAILED DESCRIPTION, SEE "STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS" IN THE SUPPLEMENTAL INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS AND "BUSINESS AND PROPERTIES -- OIL AND GAS RESERVES."

RESULTS OF OPERATIONS -- SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998

     Revenues. Our revenues increased 38% during the first six months of 1999 as compared to the same period in 1998. This increase was caused by the growth in our oil and gas sales, which resulted from the increase in production volumes and which was offset by lower gas prices.

     Oil and Gas Sales. Our oil and gas sales increased 42% to $44.7 million in the first six months of 1999, compared to $31.5 million for the comparable period in 1998. Our gas production increased 16% and oil production increased 256% primarily due to production from the Brookeland and Masters Creek Fields, which were acquired in the third quarter of 1998. Our net sales volume in the first six months of 1999 increased by 55%, or 7.8 Bcfe, over volumes in the same period in 1998. A 14% decrease in gas prices between the two periods significantly offset the increase in volume and 9% increase in oil prices.

     Our $13.2 million increase in oil and gas sales during the first six months of 1999 resulted from:

     - Volume increases which added $16.0 million of sales, with $4.2 million of the increase coming from the 1.9 Bcf increase in gas sales volumes and $11.8 million of the increase coming from the 987,000 Bbl increase in oil sales volumes; and

     - Price variances, which had a $2.8 million unfavorable impact on sales due to the decrease in average gas prices received of $4.2 million offset by an increase of $1.4 million in average oil prices received.

     The following table provides additional information regarding the changes in the sources of our oil and gas sales and volumes for the first six month periods of 1999 and 1998.

                                            NET SALES
                            REVENUES         VOLUMES
                         (IN MILLIONS)        (BCFE)
                         --------------    ------------
FIELD                    1999     1998     1999    1998
-----                    -----    -----    ----    ----
AWP Olmos                $13.8    $17.2    6.9     7.8
Brookeland               $ 5.8       --    2.9      --
Giddings                 $ 3.6    $ 8.9    1.9     3.9
Masters Creek            $19.3       --    9.1      --

     Revenues from oil and gas sales comprised 98% of our total revenues for the first six months of 1999 as compared to 96% for the first half of 1998. Our acquisition of interests in the Masters Creek and Brookeland Fields, which have a higher percentage of production from oil, has decreased the predominance of gas in our production mix from 84% in the first six months of 1998 to 63% in the first six months of 1999. Even though we scaled back our 1999 capital expenditures budget, we expect oil and gas sales volumes to increase in 1999 when compared to 1998, primarily due to the full year of production from the Masters Creek and Brookeland Fields. However, due to the decrease in our 1999 capital expenditures budget, and the resulting curtailment of new drilling in the Giddings Field, the natural production decline in this field was not offset by newly developed production.

     The following table provides additional information regarding our oil and gas sales:

                                         NET SALES VOLUME           AVERAGE SALES PRICE
                                      ----------------------   -----------------------------
                                      OIL (BBL)   GAS (MCF)    OIL (PER BBL)   GAS (PER MCF)
                                      ---------   ----------   -------------   -------------
1998
Six months ended June 30............    385,339   12,017,764      $11.91           $2.24
1999
Six months ended June 30............  1,372,133   13,912,504      $12.93           $1.94

     Costs and Expenses. Our general and administrative expenses for the first six months of 1999 increased approximately $0.4 million, when compared to the same period in 1998. However, our general and administrative expenses per Mcfe produced decreased by 21% from $0.13 per Mcfe for the first six months of 1998 to $0.10 per Mcfe for the comparable period in 1999. Supervision fees netted from general and administrative expenses for the first six months of 1999 were $1.5 million and for the same period of 1998 were $1.4 million.

     Depreciation, depletion and amortization of our assets, or DD&A, increased 52% or approximately $7.2 million for the first six months of 1999. This was primarily due to additions to our reserves and associated costs and to the related 55% increase in production volumes from the added reserves primarily resulting from the Sonat acquisition as compared to the same period in 1998. Our DD&A rate per Mcfe of production has decreased from $0.98 per Mcfe in the first six months of 1998 to $0.96 per Mcfe in the same 1999 period.

     Our production costs per Mcfe increased to $0.39 per Mcfe in the first half of 1999 from $0.34 per Mcfe in the same 1998 period. In the Brookeland and Masters Creek Fields, a higher percentage of our production is from oil. Production costs for oil typically are higher than those for gas, resulting in a higher production cost per Mcfe. Primarily due to the 55% increase in our production volumes, oil and gas production costs increased by 75%, or approximately $3.7 million, in the first six months of 1999 when compared to the first six months of 1998. Supervision fees netted from production costs for the first six months of 1999 were $1.5 million and for the first six months of 1998 were $1.4 million.

     Interest expense on our convertible notes due 2006, including amortization of debt issuance costs, was the same in the first six months of 1999 and in 1998, totaling $3.8 million. Interest expense on our credit facility, including commitment fees and amortization of debt issuance costs, totaled $4.9 million in the first six months of 1999, compared to $1.1 million for our credit facilities in the same 1998 period. Thus, 1999 total interest charges were $8.7 million, of which $2.0 million was capitalized. In the first six months of 1998, these charges totaled $4.8 million, of which $1.8 million was capitalized. We capitalized that portion of interest related to our exploration, partnership and foreign business development activities. The increase in interest expense in 1999 is attributable to the increase in amounts outstanding under our credit facility.

     Net Income. Our net income for the first six months of 1999 of $4.4 million and basic earnings per share, or EPS, of $0.27 were both 27% lower than net income of $6.1 million and basic EPS of $0.37 for the same period in 1998. This decrease primarily reflected the effect of lower gas prices, while our costs and expenses increased 63% in relation to the 55% increase in production volumes discussed above.

RESULTS OF OPERATIONS -- YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     Revenues. Our revenues increased by 10% in 1998 over revenues in 1997, and increased by 32% in 1997 over 1996 revenues, principally due to increases in oil and gas sales revenues.

     Oil and Gas Sales. Our oil and gas sales revenues in 1998 increased by 16%, or $11.1 million, over those revenues for 1997. In 1997, oil and gas sales revenues increased by 31%, or $16.2 million, over those revenues in 1996. Our net sales volumes in 1998, including the volumetric production payment associated with each year's production, increased by 54%, or 13.6 Bcfe, over net sales volumes in 1997. In 1997, net sales volumes increased by 31%, or 6.0 Bcfe, over net sales volumes in 1996. Average prices for oil declined from $19.82 per Bbl in 1996 to $17.59 per Bbl in 1997 and to $11.86 per Bbl in 1998. Average gas prices increased slightly from $2.57 per Mcf in 1996 to $2.68 per Mcf in 1997, and then decreased to $2.08 per Mcf in 1998.

     In 1998, our $11.1 million increase in oil and gas sales resulted from:

     - Volume increases that added $38.3 million of sales with $18.4 million of the increase coming from the 6.9 Bcf increase in gas sales volumes and $19.9 million of the increase coming from the 1.1 MMBbl increase in oil sales volumes; and

     - Price variances that had a $27.2 million unfavorable impact on sales, $16.9 million of which was attributable to the 22% decrease in average gas prices received, and $10.3 million of which was attributable to the 33% decrease in average oil prices received.

     In 1997, our $16.2 million increase in oil and gas sales resulted from:

     - Volume increases that added $15.5 million of sales, with $14.5 million of the increase coming from the 5.7 Bcf increase in gas sales volumes and $1.0 million of the increase coming from the 49,000 Bbl increase in oil sales volumes; and

     - Price variances that added $0.7 million to sales, with $2.2 million in increased sales from the increase in average gas prices received, offset by a $1.5 million decrease in sales from the decrease in average oil prices received.

     In 1998, the increases in oil and gas sales were primarily the result of the addition of production from the Brookeland and Masters Creek Fields during the second half of 1998. The decisions to acquire the Brookeland and Masters Creek Fields and to defer some drilling were both made in response to market conditions. In 1997, the increases in oil and gas sales were primarily the result of production from our accelerated drilling program, most notably in the AWP Olmos and Giddings Fields.

     The following table provides additional information regarding the changes in the sources of our oil and gas sales and volumes from 1997 to 1998.

                                            NET SALES
                            REVENUES         VOLUMES
                         (IN MILLIONS)        (BCFE)
                         --------------    ------------
FIELD                    1998     1997     1998    1997
-----                    -----    -----    ----    ----
AWP Olmos                $33.5    $42.2    15.5    15.5
Brookeland               $ 6.8       --     3.5      --
Giddings                 $14.6    $12.9     7.0     4.9
Masters Creek            $17.5       --     8.2      --

     Revenues from our oil and gas sales comprised 97% of total revenues for 1998, 92% of total revenues for 1997 and 94% of total revenues for 1996. The Brookeland and Masters Creek Fields which have a higher percentage of production from oil, with oil making up approximately 56% of these fields' 1998 production, have altered our predominate gas production mix.

     Costs and Expenses. Our general and administrative expenses in 1998 increased $0.3 million, or 9%, from the level of such expenses in 1997, while 1997 general and administrative expenses decreased $0.6 million, or 15%, below 1996 levels. The small variances in these costs over the three-year period reflect our ability to increase our activities and reserves base without materially increasing related costs. Our general and administrative expenses per Mcfe produced have decreased in each of the past three years from $0.21 per Mcfe in 1996 to $0.14 per Mcfe in 1997 and to $0.10 per Mcfe in 1998. Supervision fees netted from general and administrative expenses were $2.7 million for 1998, $2.6 million for 1997 and $2.2 million for 1996.

     DD&A increased 62% in 1998 and 47% in 1997, primarily due to additions to our reserves and associated costs and to the related sale of increased quantities of oil and gas produced from the added properties, which increased 54% in 1998 and 31% in 1997. Our DD&A rate per Mcfe of production was $0.85 in 1996, $0.95 in 1997 and $1.01 in 1998, reflecting variations in the per unit cost of reserves additions.

     Our production costs in 1998 increased $4.4 million, or 50%, over such expenses in 1997, while those expenses in 1997 increased $2.6 million, or 43%, over 1996 costs. The increases in each of the periods primarily relate to the increases in our oil and gas sales volumes. Our production costs per Mcfe produced were $0.34 in 1998, $0.35 in 1997 and $0.32 in 1996. Supervision fees netted from production costs were $2.7 million for 1998, $2.6 million for 1997 and $2.2 million for 1996.

     Interest expense in both 1998 and 1997 on our convertible notes due 2006, including amortization of debt issuance costs, totaled $7.5 million, compared to $0.7 million on our convertible notes due 2006 and $1.0 million on the 1993 convertible debentures in 1996. Interest expense on our credit facilities, including commitment fees, totaled $5.6 million in 1998, $0.1 million in 1997 and $1.1 million in 1996. Thus, 1998's interest expense totaled $13.1 million, of which $4.4 million was capitalized. The 1997 total interest expense was $7.6 million, of which $2.6 million was capitalized. The 1996 total interest expense was $2.8 million, of which $2.1 million was capitalized. We capitalized that portion of the interest related to our exploration, partnership and foreign business development activities. The increase in interest expense in 1998 was attributable to the increase in amounts outstanding under our credit facilities. The increase in interest expense in 1997 was attributable to the larger outstanding principal amount of $115.0 million on the convertible notes due 2006 compared to $28.75 million principal amount of 1993 convertible debentures, offset to some degree by larger outstanding balances under our credit facilities in 1996 and by the $2.4 million in interest income earned in 1997 on the portion of the net proceeds of the convertible notes due 2006 invested pending use.

     In the third quarter of 1998, we took a non-cash write down of oil and gas properties, as discussed in note 1 to our financial statements. Lower prices for both oil and gas at September 30, 1998 necessitated a pre-tax domestic full-cost ceiling write down of $77.2 million, or $50.9 million after tax. Also in the third quarter, we re-evaluated the timing of the recovery of our capitalized unproved properties costs in Russia due to economic and political uncertainty and impaired our total investment of $10.8 million. In addition, the international economic uncertainty and currency concerns in Venezuela combined with the price volatility and severe tightening of international credit markets, also caused us to impair our capitalized unproved properties costs in Venezuela of $2.8 million. The re-evaluation of the unproved properties costs in these two countries resulted in a separate non-cash pre-tax charge to earnings of $13.6 million, or $9.0 million after tax. We are currently expensing costs in these countries. The combination of the non-cash full-cost domestic ceiling write down and the non-cash foreign impairment charges resulted in a combined non-cash charge to earnings of $90.8 million pre-tax, or $59.9 million after tax. We currently have no intention to make any additional investments in Russia.

     At December 31, 1998, our full-cost ceiling cushion was approximately $25.0 million. Subsequent to year-end 1998, oil and gas prices have increased, providing a substantially larger full-cost ceiling cushion.

     Net Income. Before the non-cash write down of oil and gas properties in 1998, our net income of $11.7 million was 48% lower, and basic EPS of $0.71 was 47% lower, than net income of $22.3 million and basic EPS of $1.35 in the same period for 1997. This decrease primarily reflected the effect of the 33% decrease in oil prices and 22% decrease in gas prices, while costs and expenses increased in general proportion to the 54% increase in production volumes discussed above.

     Our 1997 net income of $22.3 million was 17% higher and basic EPS of $1.35 was 6% higher than net income of $19.0 million and basic EPS of $1.27 in 1996. This increase in net income primarily reflected the effect of a 31% increase in oil and gas sales revenues as a result of a 36% increase in gas production, an 8% increase in crude oil production, and a slight 4% increase in gas prices received, offset by an 11% decrease in oil prices received. The lower percentage increase in basic EPS reflects a 10% increase in weighted average shares outstanding in 1997 as a result of the conversion of the 1993 convertible debentures into 2.34 million shares of common stock in the third quarter of 1996.

LIQUIDITY AND CAPITAL RESOURCES

     During the first six months of 1999, we relied upon internally generated cash flows of $28.3 million to fund capital expenditures of $23.2 million. We expect internally generated cash flows, together with limited borrowings under our credit facility, to provide cash and working capital for the remainder of 1999. During 1998, we used $138.3 million of borrowings under our credit facilities, along with our internal cash flows of $54.2 million, to fund capital expenditures of $183.8 million.

     Net Cash Provided by Operating Activities. For the first half of 1999, net cash provided by our operating activities increased by 11% to $28.3 million, as compared to $25.5 million during the first six months of 1998. The 1999 increase of $2.8 million was primarily due to $13.2 million of additional oil and gas sales. However, this increase is substantially offset by the $7.4 million increases in both oil and gas production costs and in interest expense.

     Our operating activities provided net cash of $54.2 million in 1998, $55.3 million in 1997 and $37.1 million in 1996. The slight decrease of $1.1 million in 1998 was primarily due to the offset of our 54% increase in production volumes by:

     - the 25% decrease in average commodity prices received;

     - the associated 50% increase in oil and gas production costs; and

     - a decrease in interest income and an increase in interest expense due to our use of the net proceeds of our convertible notes due 2006, resulting in increased bank borrowings during 1998.

The 1997 increase in net cash of $18.2 million was primarily due to $16.5 million more in cash flows from oil and gas sales and interest income.

     Credit Facility. At June 30, 1999, we had outstanding borrowings of $140.0 million under our credit facility. At December 31, 1998, we had outstanding borrowings of $146.2 million under the credit facility. At July 1, 1999, our credit facility consisted of a $250.0 million revolving line of credit with a $161.0 million borrowing base. Upon closing of both this offering and the concurrent common stock offering, we anticipate that our borrowing base will be approximately $150.0 million. Our $250.0 million revolving credit facility includes, among other restrictions, requirements to maintain certain minimum financial ratios principally pertaining to working capital, debt and equity ratios, and limitations on incurring other debt. We are currently in compliance with the provisions of our credit facility.

     Debt Maturities. Our credit facility extends until August 18, 2002. Our convertible notes mature November 15, 2006.

     Working Capital. Our working capital increased from $3.8 million at December 31, 1998 to $5.2 million at June 30, 1999, as our internally generated funds exceeded our capital expenditures.

     Due to the nature of our business, the individual components of our working capital fluctuate considerably from period to period. We incur significant working capital requirements in our role as operator of approximately 836 wells and in our drilling and acquisition activities. In this capacity, we are responsible for day-to-day cash management, including the collection and disbursement of oil and gas revenues and related expenses.

     Common Stock Repurchase Program. In March 1997, we commenced a common stock repurchase program which terminated pursuant to its terms as of June 30, 1999. We spent $13.3 million through June 30, 1999 to acquire 927,774 shares at an average cost of $14.34 per share. In March 1999, we used 68,318 shares of treasury stock to fund our employer matching in the 401(k) program for our employees. The indenture governing the terms of the notes being sold in this offering will limit our right to make stock repurchases in the future.

     Capital Expenditures. During the first six months of 1999, we used $23.2 million to fund capital expenditures for property, plant and equipment. These capital expenditures included:

     - $15.7 million spent for drilling costs, both development and exploratory;

     - $6.7 million of domestic prospect costs, principally prospect leasehold, seismic and geological costs of unproved prospects for our account;

     - $0.4 million invested in New Zealand; and

     - $0.4 million spent primarily for computer equipment, software and furniture and fixtures.

     In the remaining six months of 1999, we expect to spend approximately $31.0 million on capital expenditures, including investments in all areas in which investments were made during the first six months of the year as described above. Ten wells were drilled in the first half of 1999, and seven were completed as successful development wells. For the second half of 1999, we anticipate drilling an additional ten wells, made up of eight development wells and two exploratory wells. We estimate capital expenditures for 1999 to be approximately $54.2 million, which is substantially lower than prior years. Approximately $36.0 million of the 1999 budget is allocated to drilling, primarily in our core fields. The remaining $18.2 million is targeted principally for leasehold, seismic and geological costs of unproved properties. We believe that 1999's anticipated internally generated cash flows, together with limited borrowings under our credit facility, will be sufficient to finance the costs associated with our currently budgeted remaining 1999 capital expenditures.

     Our capital expenditures were approximately $183.8 million for 1998, $132.0 million for 1997 and $91.5 million for 1996. During 1997, we relied upon net proceeds from the sale in 1996 of $115.0 million of convertible notes due 2006 and on internally generated cash flows, along with $7.9 million of bank borrowings, to fund capital expenditures. During 1998, we used $138.3 million of bank borrowings, along with internal cash flows of $54.2 million, to fund capital expenditures. Capital expenditures in 1998 included:

     - $59.5 million, or 32%, spent on producing properties acquisitions, almost all of which was for the Brookeland and Masters Creek Fields acquisition;

     - $54.8 million, or 30%, spent on developmental drilling, primarily in the AWP Olmos and Giddings Fields;

     - $12.6 million, or 7%, spent on exploratory drilling;

     - $34.7 million, or 19%, spent on domestic prospect costs, principally leasehold, seismic, and geological costs of unproven prospects for our account, including $15.2 million for leaseholds in the Brookeland and Masters Creek Fields acquisition;

     - $15.0 million, or 8%, spent for the purchase of a 20% interest in two gas processing plants in the Brookeland and Masters Creek Fields acquisition;

     - $3.9 million, or 2%, invested in foreign business opportunities, consisting of $2.9 million in New Zealand, $0.4 million in Venezuela and $0.6 million in Russia, as described in Note 8 to our financial statements;

     - $2.2 million, or 1%, spent on field compression facilities; and

     - $1.0 million, or 1%, spent on fixed assets.

     In 1998, we participated in drilling 61 development wells and 14 exploratory wells, of which 53 development wells and 5 exploratory wells were successes. The steady growth in the amount of our unproved property to $56.0 million, which is not being amortized, is indicative of our shift to a focus on drilling activity in recent years as we acquired prospect acreage in or near our core fields, such as the acquisition of substantial leasehold positions in the Masters Creek and Brookeland Fields, and in the pursuit of our New Zealand activities.

YEAR 2000

     The Year 2000 issue arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these programs cannot distinguish between the years 1900 and 2000. Errors of this type can result in systems failures, miscalculations and the disruption of normal business activities. We formed a task force during 1998 to address the Year 2000 issue and to prepare our business systems for the Year 2000. This task force developed our Year 2000 program, which includes testing our in-house business systems and field operations systems, reviewing Year 2000 compliance certifications and reports issued by third parties, upgrading or replacing noncompliant systems and preparing a contingency plan for unforeseen difficulties. We are continuing to implement this plan in an effort to make our operations capable of addressing the Year 2000.

     Our in-house business systems are almost entirely comprised of off-the-shelf software. During the first half of 1999, we continued to test any in-house software which has not been certified by the licensor as Year 2000 compliant. To date, 80% of these systems have been tested, certified as compliant by the licensor of the software, or categorized as not date specific. We are continuing to identify any software which experiences difficulties distinguishing the Year 2000. We solve most of these potential Year 2000 problems by upgrading or replacing this software, which we test as it is installed. We have not experienced any material system disruption during testing procedures, and based on testing and remedial activities, we believe that we will be able to resolve potential Year 2000 problems concerning our financial and administrative systems. We expect to complete testing during the third quarter of 1999 and continue remedial actions as needed.

     Our core business functions consist of oil and gas exploration. The systems and equipment which perform these functions are primarily non-information technology systems which are not date specific.

Although we cannot predict all effects of the Year 2000 issue, based on our review, we expect that our field operation systems will continue to perform normally when faced with the Year 2000.

     In the event of unforeseen Year 2000 difficulties, employees can manually perform most, if not all, in-house functions, although such acts may require additional time to perform. Our most reasonably likely worst case scenario would therefore involve a prolonged disruption of external power sources upon which our core field operations equipment relies.

     In our business, we also depend on third parties such as pipeline operations to whom we sell gas, customers and suppliers, any one of whom could be prone to Year 2000 problems that we cannot assess or detect. We have contacted our major purchasers, customers, suppliers, financial institutions and others with whom we conduct business to assess their Year 2000 program and to inform them of our Year 2000 review. Approximately 60% have responded that they are compliant, approximately 30% have confirmed that they are continuing to address the Year 2000 issue and the remainder have not responded.

     Based on these third party representations and results of our testing phase, we are continuing to develop our contingency plan, such as using on-site generators and identifying substitute suppliers. We do not believe that costs incurred to address the Year 2000 issue will have a material effect on our results of operations or our liquidity and financial condition. We estimate our total cost to address the Year 2000 issue to be less than $150,000, most of which will be spent during the testing phase. We have used and will continue to use both internal and external resources to complete our Year 2000 program and perform tasks necessary to address the Year 2000 problem.

                            BUSINESS AND PROPERTIES

GENERAL

     Swift Energy Company, a Texas corporation formed in October 1979, engages in the development, exploration, acquisition and operation of oil and gas properties with a primary focus on U.S. onshore gas reserves located in Texas and Louisiana. As of December 31, 1998, we had interests in over 1,750 oil and gas wells located in eight states. We operated 836 of these wells representing 91% of our proved reserves. At year-end 1998, we had estimated proved reserves of 436.1 Bcfe, of which approximately 81% was gas. Our estimated proved reserves are concentrated 84% in Texas and 13% in Louisiana.

     We currently focus primarily on development and exploration in four major fields:

                                       % OF YEAR-END       % OF 1998
    FIELD           LOCATION        1998 PROVED RESERVES   PRODUCTION
-------------  -------------------  --------------------   ----------
AWP Olmos      South Texas                  51%               40%
Brookeland     East Texas                   18%                9%
Giddings       South-Central Texas          12%               18%
Masters Creek  Western Louisiana            12%               21%

     The AWP Olmos Field is characterized by long-lived reserves, which means we expect these reserves to be steadily produced over a long period of time. The Brookeland, Giddings and Masters Creek Fields are characterized by shorter-lived reserves with high initial rates of production that decline rapidly. We believe these shorter-lived reserves complement our long-lived reserves in the AWP Olmos Field. Based on 1998 year-end proved reserves and 1998 production, our average reserve life was 11.2 years. Approximately 93% of our 1998 year-end proved reserves and 88% of our 1998 production were concentrated in these four fields.

     We purchased interests in the Brookeland and Masters Creek Fields from Sonat Exploration Company in the third quarter of 1998 for approximately $85.6 million in cash. Of this purchase price, $55.3 million was spent for producing properties, $15.0 million for 20% interests in two natural gas plants and $15.3 million for leasehold properties. This acquisition extended our holdings in the Austin Chalk formation. We expect to use our operating expertise in this geological trend to continue to successfully develop and exploit the new acreage.

     As of December 31, 1998, the Brookeland and Masters Creek Fields consisted of 162 producing wells, 115 of which were operated by us, the production facilities associated with these wells, 23 saltwater disposal wells and approximately 444,000 net acres. Our 1998 production from the Brookeland and Masters Creek Fields, which began in the third quarter of 1998, was approximately 11.6 Bcfe and representing approximately 30% of our total 1998 production. Of this production, approximately 56% was oil. The production for these fields during the first six months of 1999 was approximately 54% of our total production. At year-end 1998, the Brookeland and Masters Creek Fields contained 130.5 Bcfe of estimated proved reserves, an increase of 43% from the
91.1 Bcfe at the effective date of the acquisition. Approximately 58% of these year-end reserves were natural gas and 59% were proved developed reserves.

     In addition to our continuing production, development and exploration activities in the AWP Olmos, Brookeland, Giddings and Masters Creek Fields, we are currently pursuing development and exploration activities in the Gulf Coast Basin and onshore New Zealand.

     During 1997 and 1996, our growth resulted primarily from the acquisition of additional acreage and increased drilling activities in the AWP Olmos and Giddings Fields. Capital expenditures for development and exploration drilling, primarily in these two fields, were $101.0 million in 1997 and $71.8 million in 1996, while capital expenditures for acquisitions were $8.4 million in 1997 and $1.5 million in 1996. As a result of lower oil and gas prices during 1998, we reduced capital expenditures for drilling and redirected a portion of those expenditures to the acquisition of producing properties, primarily the Brookeland and Masters Creek Fields. In 1998, development and exploration drilling expenditures for the year, concentrated in the first half of the year, totaled $67.4 million. We spent $59.5 million for the acquisition of producing properties in 1998, almost all in the third quarter of 1998.

     In further response to lower oil and gas prices in 1998, we budgeted capital expenditures of $54.2 million for 1999. We allocated $36.0 million for drilling, of which $31.3 million is for development drilling and $4.7 million is for exploratory drilling. The remaining $18.2 million of this budget represents the leasing, seismic survey and geological research costs of prospects. We are funding this budget primarily through the use of internally generated cash flows, together with limited borrowings under the credit facility.

BUSINESS STRATEGY

     Our strategy is to increase our reserves and production through both drilling and acquisitions, shifting the balance between the two activities in response to market conditions. In addition, we seek to enhance the results of our drilling and production efforts through the implementation of advanced technologies. The elements of our strategy may be further described as follows:

     Development and Exploration Drilling Activities. Developmental wells are those drilled within the presently productive area of an oil or gas reservoir. Exploratory wells are those drilled either in search of a new oil or gas reservoir or to greatly extend the known limits of a previously discovered reservoir. We pursue a controlled risk approach to developmental and exploratory drilling, focusing our activities on specific U.S. regions in which our technical staff has considerable experience and which are located close to known producing horizons. We seek to minimize our exploration risk by investing in multiple prospects, farming out interests to third parties, using advanced technologies and drilling in diverse types of geological formations. We use basin studies to analyze targeted formations based on their potential size, risk profile and economic characteristics.

     We added 118 Bcfe of proved reserves through drilling in 1996 and 120 Bcfe of proved reserves in 1997. In 1998, we deferred drilling projects scheduled for the second half of the year in response to lower oil and gas prices. Accordingly, reserves added by drilling decreased to 74 Bcfe in 1998. The 1998 additions were a result of a success rate of 87% for development wells, or 53 out of 61 drilled, and a success rate of 36% for exploratory wells, or 5 out of 14 drilled.

     Our development and exploration activities are conducted by our staff of professionals, including reservoir engineers, geologists, geophysicists, petrophysicists, landmen and drilling and production engineers. We believe that one of the keys to our success has been our team approach, which integrates multiple disciplines to maximize efficient use of information leading to drillable projects.

     Strategic Acquisitions. We use a disciplined, market-driven approach to acquisitions. Generally we seek to acquire properties with the potential for additional reserves and production through development and exploration efforts. In 133 transactions since 1979, we have acquired approximately $537.5 million of producing oil and gas properties on behalf of ourselves and our co-investors. We acquired, for our own account, approximately $181.0 million of producing properties, with original proved reserves estimated at 279.9 Bcfe. Our producing property acquisition expenditures in the past three years were $59.5 million in 1998, $8.4 million in 1997 and $1.5 million in 1996. Our acquisition costs have averaged $0.52 per Mcfe over this three-year period.

     Use of Advanced Technologies. We have increasingly used advanced seismic technology to enhance the results of our drilling and production efforts, including 2-D and 3-D seismic analysis, amplitude versus offset studies and detailed formation depletion studies. We have a number of computer workstations from which seismic data is analyzed and enhanced with advanced software programs, including three Landmark Systems(R) workstations. As a result, we have developed a significant internal seismic expertise and have compiled an extensive library of seismic data.

     We began our horizontal drilling program in the Austin Chalk trend in 1992. Our success in the Austin Chalk trend has been due to the use of recent technological advances that facilitate the drilling of horizontal wells. These technological advances include the development of a durable down-hole motor that is mounted directly behind the drill bit and down-hole measurement-while-drilling instruments that signal the exact location of the bit, allowing the operators to ensure that the drilled hole stays within the targeted interval. We have also introduced underbalanced drilling and the completion of an increasing number of dual-lateral wells. A successful horizontal drilling program also requires a knowledge of the location of the potential hydrocarbon traps, or natural vertical fractures, within the trend. Our team has expertise in all the disciplines necessary for a successful program, including years of experience in directional and horizontal drilling.

     We use a variety of advanced recovery techniques, including water flooding and acid treatments, hydraulic fracturing, fracture extension and coiled tubing. Hydraulic fracture technique stimulates production from wells drilled in tight, low-permeability sand, as is found in the AWP Olmos Field. The fractures provide pathways through which oil and gas can flow into the well bore. Fracture extension, or re-fracing, means that wells that have already been producing, for months or years, undergo hydraulic fracturing for a second time. When wells undergo a second fracturing process, the original fractures are extended or new fractures are created, or both. This allows the wells to access additional reserves and increase their production rates. As a result of the low commodity prices of 1998, fracture extensions became a more economic approach for increasing production. During 1998, our fracture extension program was increased from 40 wells to 103 wells. The use of small-diameter coiled tubing velocity strings in older wells speeds the upward flow of the natural gas and prevents the buildup of liquids that clog the well bore. We believe that the application of fracturing technology and coiled tubing significantly increases production and decreases costs in the AWP Olmos Field. Through direct computer access to the AWP Olmos Field, we monitor both fracturing operations and routine production from our Houston headquarters. This computer telemetry increases our efficiency.

     During the first half of 1999, we introduced dendritic fracturing techniques to the Brookeland Field. Dendritic fracturing is the pumping of large quantities of water and small amounts of hydrochloric acid at high injection rates down a well bore out into the formation's natural fractures, some of which have become clogged. The objective is to clean out the fractures to improve hydrocarbon flow into the well bore.

PRIMARY PROPERTIES

     AWP Olmos Field. Our largest contiguous operation is in the AWP Olmos Field in south Texas. As of December 31, 1998, we owned approximately 37,000 net acres in the AWP Olmos Field. We have extensive expertise in this area and a long history of experience with the low-permeability, tight-sand formations typical of this field, having acquired our first acreage in this field in 1988. The reserves in this field are over 92% gas. At year-end 1998, we owned interests in and served as operator of 447 wells in this field producing gas from the Olmos Sand formation at a depth of approximately 10,000 feet. We or entities we manage own nearly 100% of the working interests in all wells in which we have an interest in this field.

     In 1998, we drilled 33 development wells in the AWP Olmos Field, 31 of which were successful. We increased our leasehold position in the field in 1998 by obtaining additional acreage and will, if warranted, acquire more acreage in the future. At year-end 1998, we had 140 proved undeveloped locations. Our planned 1999 capital expenditures of $12.0 million in this area are focused on fracture extensions and further use of coiled tubing velocity strings.

     Brookeland Field. As of December 31, 1998, we owned drilling and production rights in 223,000 gross acres, 163,000 net acres and 15,000 fee mineral acres containing substantial proved undeveloped reserves. This field was also part of the Sonat acquisition in 1998. The Brookeland Field is located in southeast Texas near the border of Louisiana in Jasper and Newton counties. This area primarily contains horizontal wells producing gas from the Austin Chalk formation. At year-end 1998, we had 36 proved undeveloped locations. We plan to drill seven infill development wells in 1999, with three to be operated by us and four by Union Pacific. Our planned 1999 capital expenditures in this area are $6.2 million.

     Giddings Field. As of December 31, 1998, we owned drilling and production rights in approximately 113,000 net acres in the Giddings Field. This field is located in Washington, Colorado, Fayette and Austin counties in southeast central Texas, known as the Quad Counties area, where we continue to selectively acquire acreage. Since 1992, we have participated in 78 horizontal wells in the Giddings Field with an 87% success rate. The reserves in this field are approximately 90% gas. In 1998, we drilled 16 successful development wells out of 19 and drilled two successful exploratory wells out of four. We plan to drill an additional development well and one exploratory well in the second half of 1999. We attribute our success in the Giddings Field, which primarily produces from the Austin Chalk formation, to our ability to identify hydrocarbon-bearing fractures through our expertise in geological and geophysical analyses, and to our ability to drill and operate horizontal wells through advanced horizontal drilling techniques. In addition to the Austin Chalk formation, we have targeted exploration projects in the Edwards Lime formation. At year-end 1998, we had nine proved undeveloped locations. Our planned 1999 capital expenditures in this field are $2.7 million.

     We have established a number of joint ventures with industry partners to further develop and explore this field, including:

          Chevron USA Production Company. The joint venture encompasses a development area of 144,000 gross acres in Fayette, Colorado and Austin counties, with 70,000 net acres currently under lease. Swift and Chevron each own a 50% working interest, and we serve as operator, with any additional leased acreage to be shared and operated on the same basis. To date, we have drilled two exploratory wells, one of which was successful.

          Union Pacific Resources.

         - We have a 25% working interest in a joint development area covering approximately 17,000 gross acres in Washington County, Texas. Union Pacific acts as operator in this venture.

         - We own a 50% working interest in another joint development area also in Washington County covering approximately 6,300 gross acres. Union Pacific acts as operator in this venture.

         - We own a 75% working interest and serve as operator for a joint venture covering approximately 8,100 gross acres in Washington and Austin counties.

     Masters Creek Field. As of December 31, 1998, we owned drilling and production rights in 413,000 gross acres, 281,000 net acres and 141,000 fee mineral acres in this field containing substantial proved undeveloped reserves. This field was part of the August 1998 Sonat acquisition. It is located near the Texas-Louisiana border in the two parishes of Vernon and Rapides in Louisiana. The Masters Creek Field contains horizontal wells producing both oil and gas from the Austin Chalk formation.

     In the first half of 1999, we drilled a successful development well in which we have an 80% working interest. Because of the success of this well, we plan to begin drilling an additional well in this field during the third quarter of 1999. At year-end 1998, we had ten proved undeveloped locations with an additional proved undeveloped location just west of the field. Our planned 1999 capital expenditures in this area are $7.3 million.

OTHER PROPERTIES

     Gulf Coast Basin. This area includes all the Texas counties and Louisiana parishes along the Gulf Coast extending into Mississippi and Alabama. In 1998, we drilled three successful development wells out of six and two successful exploratory wells out of three in this area, following one successful development well and four successful exploratory wells drilled in 1997. In 1999, one development well and two exploratory wells are scheduled for drilling in the Gulf Coast Basin.

     During 1997, we acquired 1,920 gross acres in Jim Hogg County, Texas, in which we own a minimum 75% working interest. Our successful exploratory well drilled to the Queen City formation in 1997 was followed by three successful development wells and a successful exploratory well in 1998. Further work in the area is awaiting a fracture extension program to be carried out in 1999 to assess the full potential of the area.

FOREIGN ACTIVITIES

     New Zealand. Since October 1995, the New Zealand Minister of Energy has issued Swift two petroleum exploration permits. The first permit covered approximately 65,000 acres in the onshore Taranaki Basin of New Zealand's North Island, and the second covered approximately 69,300 adjacent acres. In March 1998, we surrendered approximately 46,400 acres covered in the first permit, and the remaining acreage has been included as an extension of the area covered in the second permit, leaving us with only one expanded permit. Under the terms of the expanded permit, we must drill one exploratory well prior to August 12, 1999, which we have commenced. We have fulfilled all other obligations under the permit.

     On October 23, 1998, we entered into separate agreements with Marabella Enterprises Ltd., a subsidiary of Bligh Oil & Minerals N.L., an Australian company, to obtain from Marabella a 25% working interest in another New Zealand petroleum exploration permit and provide Marabella a 5% interest in our permit. During the fourth quarter of 1998, Marabella drilled an unsuccessful exploration well on its permit. Accordingly, we charged $400,000 against earnings, representing costs of this well. We also agreed in principle to participate with Marabella in an additional permit as a 25% working interest owner. Additionally, Swift obtained a 7.50% working interest in another New Zealand permit from Antrim Oil and Gas Limited, and Antrim became a 5% participant in our permit. On this permit, an exploratory well was drilled and temporarily abandoned during the second quarter of 1999, and we charged our $290,000 portion of the costs on this well to earnings. As of June 30, 1999, our investment in New Zealand totaled approximately $5.4 million. We included these costs in the unproved properties portion of oil and gas properties. We are currently exposed to the risk of another write down or impairment of our properties in New Zealand. SEE, "RISK FACTORS."

     Russia. Under a participation agreement with Senega, a Russian Federation joint stock company, in which we have an indirect interest of 1%, we retain a 6% net profits interest in the Samburg Field, located in western Siberia. Due to the prevailing economic conditions in Russia, we impaired all of $10.8 million of costs after tax for our properties in Russia. We currently expense any amounts spent here as they are incurred and have no intention to make any additional investments in this country.

     Venezuela. We have entered into an agreement with Tecnoconsult, S.A., and Corporation EDC, S.A.C.A., Venezuelan companies, to jointly formulate and submit a proposal to Petroleos de Venezuela, S.A. for the construction and operation of a methane pipeline. Currently, the technical and economic feasibility of the project is under study. Due to the prevailing economic conditions in Venezuela, we impaired all $2.8 million of costs after tax for our properties in Venezuela during the third quarter of 1998, and are now expensing any amounts spent there.

OIL AND GAS RESERVES

     The following table presents information regarding proved reserves of oil and gas attributable to our interests in producing properties as of December 31, 1998, 1997 and 1996 based on proved reserves reports prepared by us and audited by H. J. Gruy and Associates, Inc., Houston, Texas, independent petroleum engineers. Gruy based its estimates upon review of production histories and other geological, economic, ownership and engineering data provided by us. All calculations of estimated reserves have been made in accordance with SEC guidelines and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future cash flows from the sale of oil and gas. The PV-10 Value is the estimated future net revenue to be generated from the production of proved reserves, discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs at the time of the estimate, without escalation and without considering non-property related expenses, such as general and administrative expenses, debt service, future income tax expense, or depreciation, depletion and amortization. We have interests in some tracts estimated to have additional hydrocarbon reserves that cannot be classified as proved which are not reflected in the following table. The proved reserves presented also exclude any reserves attributable to the volumetric production payment.

     Proved reserves are an estimate of oil and gas to be recovered in the future. Reservoir engineering, the process used to estimate reserves, is a subjective process involving the estimation of the sizes of underground accumulations of oil and gas that cannot be measured in an exact way. The accuracy of any reserves estimate is a function of the quality of available data and of engineering and geological interpretation. Reserve reports of other engineers might differ from those we have used. Results of drilling, testing and production after these estimates may justify revisions of these estimates. Future prices received for the sale of oil and gas may be different from those used in preparing these estimates. The amounts and timing of future operating and development costs may also differ from those used. Therefore, reserve estimates often differ from the quantities of oil and gas ultimately recovered. These estimates may not accurately predict the present value of future net cash flows from oil and gas reserves.

     A portion of our proved reserves has been accumulated through our interests in the limited partnerships for which we serve as general partner. The estimates of future net cash flows and their present values, based on period end prices, assume that some of the limited partnerships in which we own interests will achieve payout status in the future. As of December 31, 1998, 17 of the 80 limited partnerships managed by us have achieved payout status.

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1998           1997           1996
                                                     ------------   ------------   ------------
ESTIMATED PROVED OIL AND GAS RESERVES:
Net gas reserves (Mcf):
  Proved developed.................................   197,105,963    191,108,214    135,424,880
  Proved undeveloped...............................   155,294,872    123,197,455     90,333,321
                                                     ------------   ------------   ------------
          Total....................................   352,400,835    314,305,669    225,758,201
                                                     ============   ============   ============
Net oil reserves (Bbl):
  Proved developed.................................     7,142,566      4,288,696      3,622,480
  Proved undeveloped...............................     6,815,359      3,570,222      1,861,829
                                                     ------------   ------------   ------------
          Total....................................    13,957,925      7,858,918      5,484,309
                                                     ============   ============   ============
TOTAL PROVED OIL & AND GAS RESERVES (MCFE).........   436,148,385    361,459,177    258,664,055
                                                     ============   ============   ============
ESTIMATED PRESENT VALUE OF PROVED RESERVES:
Estimated present value of future net cash flows
  from proved reserves discounted at 10%:
  Proved developed.................................  $243,124,194   $244,365,044   $310,408,949
  Proved undeveloped...............................    97,660,811    105,979,738    160,776,008
                                                     ------------   ------------   ------------
          Total....................................  $340,785,005   $350,344,782   $471,184,957
                                                     ============   ============   ============
PRICES USED IN CALCULATING END OF YEAR PROVED
  RESERVES:
  Oil (per Bbl)....................................  $      11.23   $      15.76   $      23.75
  Gas (per Mcf)....................................          2.23           2.78           4.47

     Changes in crude oil and gas prices at the end of each year affect quantity estimates and the estimated present value of proved reserves. While our total proved reserves quantities, on an equivalent Bcfe basis, at year-end 1998 increased by 21% over reserves quantities a year earlier, the PV-10 Value of those reserves decreased 3% from the PV-10 Value at year-end 1997. This decrease was due almost entirely to pricing declines at year-end 1998 as compared to year-end 1997, which more than offset the 21% Bcfe increase in reserves quantities. Product prices for gas declined 20% during 1998 from year-end 1997, accompanied by a 29% decrease in the price of oil between the two dates. No other reports on our reserves have been filed with any federal agency.

OIL AND GAS WELLS

     The following table sets forth the gross and net wells in which we owned an interest at the following dates. This presentation excludes 36 service wells in 1998, 16 service wells in 1997 and 26 service wells in 1996.

                                                        OIL WELLS   GAS WELLS   TOTAL WELLS
                                                        ---------   ---------   -----------
December 31, 1998
  Gross...............................................     657        1,060        1,717
  Net.................................................    89.4        494.5        583.9
December 31, 1997
  Gross...............................................     625          926        1,551
  Net.................................................    48.1        381.7        429.8
December 31, 1996
  Gross...............................................     734        1,068        1,802
  Net.................................................    59.5        222.9        282.4

OIL AND GAS ACREAGE

     The following table sets forth the developed and undeveloped domestic leasehold acreage held by us at December 31, 1998. Fee minerals acquired in the Sonat acquisition are not included in the following leasehold acreage table. In that acquisition, we acquired 23,179 developed fee mineral acres and 114,034 undeveloped fee mineral acres for a total of 137,213 fee mineral acres.

                                                     DEVELOPED          UNDEVELOPED
                                                 -----------------   -----------------
                                                  GROSS      NET      GROSS      NET
                                                 -------   -------   -------   -------
Alabama........................................    4,495       617       292        73
Arkansas.......................................    3,339     1,736     8,093     5,023
Kansas.........................................       --        --     4,600     1,989
Louisiana......................................  100,234    50,356   159,556   101,110
Mississippi....................................    4,186     2,241     3,694       911
Montana........................................       --        --     4,411     4,411
Oklahoma.......................................   33,241    14,197     3,209       887
Texas..........................................  260,232   146,577   301,336   161,354
Wyoming........................................    4,714     1,969   120,253   104,579
All other states...............................       --        --     6,317     1,286
                                                 -------   -------   -------   -------
          Total................................  410,441   217,693   611,761   381,623
                                                 =======   =======   =======   =======

DRILLING ACTIVITIES

     The following table sets forth the results of our drilling activities during each of the three years ended December 31, 1998:

                                               GROSS WELLS                NET WELLS
                                         -----------------------   -----------------------
YEAR  TYPE OF WELL                       TOTAL   PRODUCING   DRY   TOTAL   PRODUCING   DRY
----  ------------                       -----   ---------   ---   -----   ---------   ---
1998  Exploratory......................    14         5       9      8.7       2.7     6.0
      Development......................    61        53       8     37.7      32.8     4.9
1997  Exploratory......................    15         7       8      7.2       2.7     4.5
      Development......................   167       159       8    127.5     123.6     3.9
1996  Exploratory......................    11         7       4      5.9       3.7     2.2
      Development......................   142       134       8    110.5     106.7     3.8

REPLACEMENT OF RESERVES AND PRODUCTION

     We increased our proved reserves from 90.1 Bcfe at year-end 1993 to 436.1 Bcfe at year-end 1998, resulting in the replacement of 449% of production during this period. Due to our geographic concentration and increased production, our general and administrative expenses decreased from $0.35 per Mcfe in 1994 to $0.10 per Mcfe in 1998. Production costs decreased from $0.39 per Mcfe in 1994 to $0.34 per Mcfe in 1998. As a result of increased production and decreased operating costs per Mcfe, net cash provided by operating activities grew at an annual compounded growth rate of 50% for the five-year period ended December 31, 1998.

     In 1998, we increased our proved reserves by 21%, resulting in the replacement of 296% of 1998 production. Over the five-year period ended December 31, 1998, our average replacement cost was $0.88 per Mcfe. As a result of both acquisition and drilling activity, 1998 production increased 54% over 1997 production.

OPERATIONS

     We generally seek to be the operator for wells in which we have a significant economic interest. As operator, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. We do not own drilling rigs or other oilfield services equipment used for drilling or maintaining wells on properties we operate. Independent contractors supervised by us provide all the equipment and personnel. We employ drilling, production and reservoir engineers, geologists and other specialists who work to improve production rates, increase reserves, and lower the cost of operating our oil and gas properties.

     Oil and gas properties are customarily operated under the terms of a joint operating agreement. These agreements usually provide for reimbursement of the operator's direct expenses and for payment of monthly per-well supervision fees. Supervision fees vary widely depending on the geographic location and depth of the well and whether the well produces oil or gas. The fees for these activities paid to us in 1998 ranged from $200 to $1,632 per well per month and totaled approximately $5.5 million.

MARKETING OF PRODUCTION

     We typically sell our oil and gas production at market prices near the wellhead, although in some cases it must be gathered by us or other operators and delivered to a central point. Gas production is primarily sold in the spot market on a monthly contract basis, while we sell our oil production at prevailing market prices at the time of sale. We do not refine any oil we produce. For the year ended December 31, 1998, two purchasers accounted for approximately 16% and 10% of our total revenues. However, due to the availability of other purchasers, we do not believe that the loss of any single oil or gas purchaser or contract would materially affect our revenues.

     We have entered into gas processing and gas transportation agreements for our gas production in the AWP Olmos Field with Pacific Gas & Electric Corporation and in the Giddings Field with Aquila Southwest Pipeline Corporation. We believe that these contracts adequately provide for our gas purchase and processing needs. The prices we receive are redetermined monthly to reflect the current gas price.

     We sell our oil production from the Brookeland and Masters Creek Fields to purchasers at prevailing market prices. Our gas production from the Brookeland and Masters Creek Fields is processed under long-term gas processing contracts with Duke Energy Field Services, Inc., utilizing the gas processing plants in which we own a 20% interest.

     The following table summarizes sales volumes, sales prices and production cost information for our net oil and gas production for the first half of 1999 and the years ended December 31, 1998, 1997 and

1996. Net production includes production owned by Swift, either directly or indirectly, and produced to our interest after deducting royalty and other interests.

                                                           YEAR ENDED DECEMBER 31,
                                SIX MONTHS ENDED   ---------------------------------------
                                 JUNE 30, 1999        1998          1997          1996
                                ----------------   -----------   -----------   -----------
NET SALES VOLUME:
  Oil (Bbls)..................      1,372,133        1,800,676       672,385       623,386
  Gas (Mcf)...................     13,912,504       28,225,974    21,359,434    15,696,798
  Total Production (Mcfe).....     22,145,302       39,030,030    25,393,744    19,437,114
WEIGHTED AVERAGE SALES PRICES:
  Oil (per Bbl)...............    $     12.93      $     11.86   $     17.59   $     19.82
  Gas (per Mcf)...............    $      1.94      $      2.08   $      2.68   $      2.57
PRODUCTION COST (PER MCFE):...    $      0.39      $      0.34   $      0.35   $      0.32

     Gas production includes 384,438 Mcf for the six months ended June 30, 1999, 866,232 Mcf for 1998, 1,015,226 Mcf for 1997 and 1,156,361 Mcf for 1996,
delivered under a volumetric production payment agreement pursuant to which we are obligated to deliver certain monthly quantities of gas until October 2000. SEE, NOTE 1 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

PRICE RISK MANAGEMENT

     Market prices of oil and gas fluctuate and can adversely affect our operating results. To mitigate some of this risk, we engage periodically in limited hedging activities, but only to the extent of buying price floors for portions of our oil and gas production and that of the limited partnerships we manage. Costs and benefits derived from these price floors are accordingly recorded as a reduction or increase, as appropriate, in oil and gas sales revenue and have not been significant in any recent years. We amortize the costs to purchase these floors over the option period.

     During 1998, we entered into various gas price floor contracts throughout the year that covered between 500,000 and 3,000,000 MMBtu of gas at prices from $1.80 to $2.10. For the months of January and February 1998, 60,000 Bbls of oil production were covered each month, providing for a minimum price of $18.00 per Bbl. Costs related to 1998 price floor activities totaled approximately $377,000, with benefits of approximately $101,000 being received, resulting in a cost of approximately $276,000 or $0.007 per Mcfe.

     During the first six months of 1999, we have entered into various price floor contracts that ranged from $1.60 to $2.00 for gas on volumes from 1,000,000 to 2,800,000 MMBtu, and $12.00 to $16.00 per Bbl for oil on volumes from 100,000 to 300,000 Bbl. The costs related to 1999 hedging activities through June 30, 1999 totaled approximately $591,600, with benefits of approximately $348,400 having been received, resulting in a net cash outflow of approximately $243,200. The costs related to open contracts as of June 30, 1999 totaled approximately $194,000 and had a fair market value of $10,000.

PARTNERSHIPS

     For many years, we relied on limited partnerships as our principal vehicle to fund our operations. We have formed 109 limited partnerships which raised a total of approximately $509.5 million.

     From 1984 to 1995, we formed limited partnerships and joint ventures for the purpose of acquiring interests in producing oil and gas properties. During 1996 and 1997, the limited partners in 37 partnerships, which had been in operation for between six and seventeen years and had produced a substantial majority of their reserves, voted to sell their remaining properties and liquidate the limited partnerships. Of these partnerships, 10 were the earliest public income partnerships formed in 1984 through 1986, eight were private drilling partnerships formed from 1979 to 1985, and 11 were income partnerships, formed in 1990 and 1991.

     Between 1993 and 1998, we offered private partnerships formed to engage in drilling for oil and gas reserves. We serve as the managing general partner of these entities. As of December 31, 1998, thirteen private drilling partnerships had been formed, with investor contributions totaling approximately $66.1 million.

     In October 1998, we notified investors in 63 Swift-managed production partnerships formed between 1986 and 1994 that we had delayed calling investor meetings to consider the purchase by us of all of the oil and gas properties owned by these partnerships, which was proposed in March 1998. This decision principally reflected significant market changes that had occurred and the aging of the third-party appraisals of these partnership properties during the regulatory review period. In the second half of 1998, low oil and gas prices created concern over the propriety of partnerships selling the properties at that time. Currently, we are re-evaluating the status and operation of these partnerships and whether to propose some form of liquidating transactions. No partnerships have been formed or offered in 1999.

LITIGATION

     In 1997, Swift and the Lower Colorado River Authority filed claims against each other in the District Court of Fayette County, Texas. Swift originally sued to force the River Authority to assign to Swift leases which the River Authority had refused to assign, and seeking declaration as to the parties' interests in the properties involved. The River Authority counterclaimed alleging fraud, conversion and conspiracy to convert oil and gas. The parties tentatively agreed to settle this litigation during a mediation held in late May 1999. The settlement has not been finalized, is subject to negotiation and requisite approvals of a definitive agreement, and may not be consummated. Swift does not believe that the ultimate resolution of this case will have a material adverse impact upon its financial condition or results of operations. SEE, "RISK FACTORS."

EMPLOYEES

     At June 30, 1999, we employed 167 persons. None of our employees are represented by a union. Relations with employees are considered to be good.

FACILITIES

     We occupy approximately 75,000 square feet of office space at 16825 Northchase Drive, Houston, Texas, under a ten year lease expiring in 2005. The lease requires payments of approximately $95,000 per month. We have field offices in various locations from which our employees supervise local oil and gas operations.

                                   MANAGEMENT

     The following table sets forth information about our directors, executive officers and other officers as of June 30, 1999.

NAME                                   AGE                      POSITION
----                                   ---                      --------
A. Earl Swift........................  65    Chief Executive Officer and Chairman of the
                                             Board
Terry E. Swift.......................  43    President and Chief Operating Officer
Virgil N. Swift......................  70    Vice Chairman of the Board and Executive Vice
                                               President -- Business Development
John R. Alden........................  53    Senior Vice President -- Finance, Chief
                                             Financial Officer and Secretary
Bruce H. Vincent.....................  51    Senior Vice President -- Funds Management
James M. Kitterman...................  55    Senior Vice President -- Operations
Joseph A. D'Amico....................  51    Senior Vice President -- Exploration and
                                             Development
Alton D. Heckaman, Jr. ..............  42    Vice President and Controller
G. Robert Evans......................  68    Director
Raymond O. Loen......................  75    Director
Henry C. Montgomery..................  63    Director
Clyde W. Smith, Jr. .................  50    Director
Harold J. Withrow....................  71    Director

     A. Earl Swift is Chief Executive Officer and Chairman of the Board of Directors of Swift and has served in such capacities since its founding in 1979. Mr. Swift has indicated a desire to retire as Chief Executive Officer during the fourth quarter of 1999. He intends to continue as Chairman of the Board. He previously served as President from 1979 to November 1997. For the 17 years prior to 1979, he was employed by affiliates of American Natural Resources Company. Mr. Swift is a registered professional engineer and holds a degree in Petroleum Engineering, a degree of Doctor of Jurisprudence and a Master's degree in Business Administration. He is the father of Terry E. Swift and the brother of Virgil N. Swift.

     Terry E. Swift was appointed President of Swift in November 1997. He served as Executive Vice President and Chief Operating Officer of Swift from 1991 to 1997, as Senior Vice President -- Exploration and Joint Ventures from 1990 to 1991 and as Vice President -- Exploration and Joint Ventures from 1988 to 1990. Mr. Swift is a registered professional engineer and holds a degree in Chemical Engineering and a Master's degree in Business Administration.

     Virgil N. Swift has been a director of Swift since 1981 and has acted as Vice Chairman of the Board and Executive Vice President -- Business Development since November 1991. He previously served as Executive Vice President and Chief Operating Officer from 1982 to November 1991. Mr. Swift joined Swift in 1981 as Vice President -- Drilling and Production. For the preceding 28 years, he held various production, drilling and engineering positions with Gulf Oil Corporation and its subsidiaries, last serving as General Manager -- Drilling for Gulf Canada Resources, Inc. Mr. Swift is a registered professional engineer and holds a degree in Petroleum Engineering.

     John R. Alden was appointed Senior Vice President -- Finance, Chief Financial Officer and Secretary in 1990. Mr. Alden joined Swift in 1981. Prior to 1990, he served Swift as its principal financial officer under a variety of titles. Mr. Alden holds a degree in Accounting and a Master's degree in Business Administration.

     Bruce H. Vincent joined Swift as Senior Vice President -- Funds Management in 1990. Mr. Vincent acted as Chief Operating Officer of Energy Assets International Corp. from 1986 to 1988 and as President of Vincent & Company, an investment banking firm, from 1988 to 1990. Mr. Vincent holds a degree in Business Administration and a Master's degree in Finance.

     James M. Kitterman was appointed Senior Vice President -- Operations in May 1993. He had previously served as Vice President -- Operations since joining Swift in 1983 with 16 years of prior experience in oil and gas exploration, drilling and production. Mr. Kitterman holds a degree in Petroleum Engineering and a Master's degree in Business Administration.

     Joseph A. D'Amico was appointed Senior Vice President -- Exploration and Development of Swift in February 1998. He served as Swift's Vice President of Exploration and Development from 1993 to 1998, Director of Exploration and Development from 1992 to 1993 and Funds Manager from 1988 to 1992. He served in the funds management division and as Director of Exploration and Development of Swift from 1988 to 1993. Mr. D'Amico holds a Bachelor of Science and Master of Science in Petroleum Engineering and a Master's degree in Business Administration.

     Alton D. Heckaman, Jr. was appointed Vice President and Controller in May 1993. He had previously served as Assistant Vice President -- Finance and Controller since 1986. Mr. Heckaman joined Swift in 1982. He is a Certified Public Accountant and holds a degree in Accounting.

     G. Robert Evans has served as a director of Swift since 1994. Effective January 1, 1998, Mr. Evans retired as Chairman of Material Sciences Corporation, having held that position since 1991. Material Sciences Corporation develops and commercializes continuously processed, coated materials technologies. He remains a director of Material Sciences Corporation. He is also currently serving as a director of Consolidated Freightways, Inc. (transportation). From 1990 until 1991, he served as President, Chief Executive Officer and a Director of Corporate Finance Associates of Illinois, Inc., a financial intermediary and consulting firm. From 1987 until 1990, he served as President, Chief Executive Officer and a Director of Bemrose Group USA, a British holding company engaged in value-added manufacturing and sale of products to the advertising specialty industry.

     Raymond O. Loen has served as a director of Swift since its founding in 1979. Since 1963, he has been President of R. O. Loen Company, a privately held management consulting firm headquartered in Lake Oswego, Oregon.

     Henry C. Montgomery has served as a director of Swift since 1987. Mr. Montgomery served as Executive Vice President of SyQuest Technology, Inc., a public company engaged in the development, manufacture and sale of computer hard drives from November 1996 through July 1997. He served as President and Chief Executive Officer of New Media Corporation, a privately held company engaged in developing, manufacturing and selling PCMCIA cards for the computer industry, from March 1995 through November 1996. Since 1980, Mr. Montgomery has been the Chairman of the Board of Montgomery Financial Services Corporation, a management consulting and financial services firm. Mr. Montgomery also previously served as director of Catalyst Semiconductor, Inc., a public company engaged in the design and manufacture of semiconductors (1990 to 1995), and Southwall Technologies, Inc., a public company engaged in thin film deposition technologies (1982 to 1995).

     Clyde W. Smith, Jr. has served as a director of Swift since 1984. He has served as President of Somerset Properties, Inc., a real estate and investment company, from 1985 to 1996, as President of AdVision, Inc., which markets video display merchandising systems, since 1988, as President of H&R Precision, Inc., a general contractor, from 1994 to 1997, and President of Millennium Technology Services, Inc., a White City, Oregon based electronics manufacturer, since August 1997. On May 5, 1997, Mr. Smith filed a petition under Chapter 7 of the U.S. Bankruptcy Code.

     Harold J. Withrow has served as a director of Swift since 1988. Mr. Withrow worked as an independent oil and gas consultant from 1988 until he retired at the end of 1995. From 1975 until 1988, Mr. Withrow served as Senior Vice President -- Gas Supply for Michigan Wisconsin Pipe Line Company and its successor, ANR Pipeline Company.

                             PRINCIPAL SHAREHOLDERS

DIRECTORS AND OFFICERS

     The following table sets forth information concerning the shareholdings, as of June 30, 1999, of the seven current members of the board of directors, each of Swift's five most highly compensated executive officers and all executive officers and directors as a group:

                                                                       SHARES OF COMMON STOCK
                                                                       BENEFICIALLY OWNED AT
                                                                          JUNE 30, 1999(1)
                                                                     --------------------------
                                                                                    PERCENT OF
                                                                                       CLASS
NAME OF PERSON OR GROUP POSITION              POSITION                NUMBER        OUTSTANDING
--------------------------------              --------               ---------      -----------
A. Earl Swift...................  Chairman of the Board, Chief         333,970(2)        2.0%
                                  Executive Officer
Virgil N. Swift.................  Vice Chairman of the Board,          350,119(2)(3)     2.2%
                                  Executive Vice
                                  President -- Business
                                  Development
G. Robert Evans.................  Director                              23,000           (4)
Raymond O. Loen.................  Director                             157,481(5)        (4)
Henry C. Montgomery.............  Director                              53,866           (4)
Clyde W. Smith, Jr. ............  Director                              24,210           (4)
Harold J. Withrow...............  Director                              35,206           (4)
Terry E. Swift..................  President, Chief Operating           140,704(2)        (4)
                                  Officer
John R. Alden...................  Senior Vice                          122,527(2)(6)     (4)
                                  President -- Finance, Chief
                                  Financial Officer, Secretary
James M. Kitterman..............  Senior Vice                          110,209(2)        (4)
                                  President -- Operations
All executive officers and
  directors as a group (13
  persons)......................                                     1,540,335          8.8%

---------------

(1) Unless otherwise indicated in the footnotes below, the percent outstanding are as of June 30, 1999. Unless otherwise indicated below, the persons named have sole voting and investment power over the number of shares of Swift's common stock shown as being owned by them. The table includes the following shares that were acquirable within 60 days following June 30, 1999 by exercise of options granted under Swift's stock option plans:

      - Mr. A. E. Swift -- 69,938;

      - Mr. V. N. Swift -- 58,124;

      - Mr. Evans -- 18,600;

      - Mr. Loen -- 35,100;

      - Mr. Montgomery -- 13,067;

      - Mr. Smith -- 24,210;

      - Mr. Withrow -- 30,260;

      - Mr. T. E. Swift -- 108,900;

      - Mr. Alden -- 90,985;

      - Mr. Kitterman -- 90,750; and

      - All executive officers and directors as a group -- 688,946.

(2) Includes approximately 317 shares held by individual's (each of the five named executive officers) ESOP account over which individual possesses voting, but not investment, control.

(3) Includes 121 shares held jointly by Mr. Virgil N. Swift and his wife.

(4) Less than one percent.

(5) Includes 77,000 shares held by Mr. Loen's wife (who holds sole voting and investment power as to those shares), 4,047 shares held in her IRA, and 2,809 shares held in Mr. Loen's IRA.

(6) Includes 220 shares in an IRA held by Mr. Alden's wife (who holds sole voting and investment power as to those shares).

HOLDERS OF MORE THAN 5% OF OUR STOCK

     The following table sets forth information concerning the shareholdings, as reported in their most recent public filings on Schedule 13G, of each person who beneficially owned more than five percent of our outstanding common stock:

                                                              SHARES OF COMMON STOCK
                                                              BENEFICIALLY OWNED AT
                                                               DECEMBER 31, 1998(1)
                                                         --------------------------------
                                                                           PERCENT OF
                         NAME                             NUMBER        CLASS OUTSTANDING
                         ----                            ---------      -----------------
American Century Investment Management, Inc. ..........  1,353,318(2)          8.2%
  4500 Main Street
  P. O. Box 418210
  Kansas City, MO 64141-9210
American Century Capital Portfolios, Inc. .............  1,173,701(2)          7.1%
  4500 Main Street
  P. O. Box 418210
  Kansas City, MO 64141-9210
The Equitable Companies, Incorporated..................  1,085,391(3)          6.7%
  Alliance Capital Management, L.P.
  Donaldson, Lufkin & Jenrette Securities Corporation
    1290 Avenue of the Americas
    New York, New York 10104
FMR Corp...............................................  1,653,400(4)         10.1%
  Fidelity Management and Research Company
  Edward C. Johnson 3d
  Abigail P. Johnson
    82 Devonshire Street
    Boston, Massachusetts 02109
Franklin Resources, Inc. ..............................  1,820,858(5)         10.1%
  Franklin Advisers, Inc.
  Charles B. Johnson
  Rupert H. Johnson, Jr.
    777 Mariners Island Blvd
    San Mateo, California 94404
Goldman Sachs & Co.....................................  1,022,300(6)          6.3%
  The Goldman Sachs Group, L.P.
    85 Broad Street
    New York, NY 10004
Neuberger Berman, LLC..................................    850,080(7)          5.2%
  Neuberger Berman Management Inc.
    605 Third Avenue
    New York, NY 10158-3698
Scudder Kemper Investments, Inc. ......................  1,061,930(8)          6.5%
  345 Park Avenue
  New York, NY 10154

---------------

(1) The percent of class outstanding are as of December 31, 1998.

(2) Based on a Schedule 13G dated February 10, 1999, American Century Investment Management, Inc. "ACIM," as a registered investment adviser, manages 13 registered investment companies pursuant to management agreements and is therefore deemed to be the beneficial owner, and possesses sole voting and disposition power, of 1,353,318 shares of Swift's common stock. In addition, American Century Capital Portfolios, Inc. "ACCP," one of the 13 registered investment companies managed by ACIM, is deemed to be the beneficial owner of 1,173,701 of the shares of common stock beneficially owned by ACIM. ACIM, as manager, holds all such stock for ACCP and the other 12 investment companies in institutional investor accounts which ACIM manages.

(3) Based on a Schedule 13G dated February 10, 1999, Alliance Capital Management, L.P., "Alliance," a subsidiary of the Equitable Companies, Incorporated, "Equitable" and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, is deemed to beneficially own 1,083,600 shares of Swift's common stock. The Schedule 13G also states that these shares were acquired by Alliance solely for investment purposes on behalf of client discretionary investment advisory accounts. Of these shares, Alliance is deemed to have:

     - sole power to vote or direct the vote of 897,000 shares;

     - shared power to vote or direct the vote of 180,800 shares; and

     - sole power to dispose or direct the disposition of all 1,083,600 shares.

    Donaldson, Lufkin, Jenrette Securities Corporation, "DLJ," a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, and a subsidiary of Equitable, holds 1,791 shares for investment purposes. The Schedule 13G also states that DLJ is deemed to have shared power to dispose or direct the disposition of these shares. Each subsidiary of Equitable operates under independent management and makes independent voting and investment decisions. Also according to this Schedule 13G, the parent companies of Equitable, AXA and the Mutuelles AXA group of companies, disclaim all beneficial ownership of these shares.

(4) Based on a Schedule 13G dated February 1, 1999, FMR Corp., as a parent holding company, in accordance with Section 240 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner, with sole power to dispose and direct the disposition of 1,653,400 shares of Swift's common stock. In addition, Fidelity Management and Research Company, "Fidelity", a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed the beneficial owner of 1,652,300 of the shares beneficially owned by FMR Corp. as a result of acting as investment adviser to various investment companies. One such investment company, Fidelity Low-Priced Stock Fund, is deemed beneficial owner of 1,644,700 of the shares beneficially owned by FMR Corp. Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Of these, 12% are owned by Mr. Johnson 3d and 24.5% are owned by Abigail Johnson. The Johnson family group and all other Class B shareholders have entered into a shareholders voting agreement under which all Class B shares will be voted in accordance with the majority vote of the Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders voting agreement, members of the Johnson family may be deemed under the Investment Company Act of 1940, to control a controlling group with respect to FMR Corp. Neither FMR Corp. nor the Edward C. Johnson 3d family has any power to vote or direct the voting of the shares owned directly by the investment companies.

(5) Based on a Schedule 13G dated January 8, 1999, Franklin Advisers Inc., "Advisers," a wholly owned subsidiary of Franklin Resources, Inc., "FRI," and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 1,820,858 shares of Swift's common stock as a result of Advisers acting as an investment adviser to one or more open or closed-end investment companies or other managed accounts. As the parent holding company of Advisers, FRI is also deemed beneficial owner of these shares. All of these shares of Swift's common stock are shares acquirable upon conversion of $57,750,000 principal amount of convertible subordinated notes due 2006. The advisory contracts grant all investment and/or voting power over the securities to Advisers. In addition, Charles B. Johnson and Rupert H. Johnson, Jr., each owning in excess of 10% of the outstanding common stock of FRI, are considered control persons of FRI and thus are also deemed beneficial owners of the 1,820,858 shares.

(6) Based on a Schedule 13G dated February 14, 1999, the Goldman Sachs Group, L.P., "GS Group," the parent holding company of Goldman, Sachs and Company, "GS," a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, are each deemed to be the beneficial owner of 1,022,300 shares of Swift's common stock as a result of client accounts managed by GS Group and GS for investment purposes. Although GS Group and GS share voting power and dispositive power with respect to these securities, both GS Group and GS disclaim beneficial ownership of such securities.

(7) Based on a Schedule 13G dated February 5, 1999, Neuberger Berman, LLC, "Neuberger," and Neuberger Berman Management Inc., "Management," serve as sub-advisers and investment managers of various mutual funds and are thus deemed beneficial owners of 850,080 shares of Swift's common stock, which shares they hold for their clients. Of the shares beneficially owned, both Neuberger and Management share dispositive power as to all 850,080 shares and share voting power as to 661,990 shares of Swift's common stock. Neuberger possesses sole voting power as to the remaining 188,090 shares.

(8) Based on a Schedule 13G dated February 12, 1999, Scudder Kemper Investments, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1990, is deemed beneficial owner of 1,061,930 shares of Swift's common stock as a result of serving as an investment adviser to one or more investment companies or other managed accounts. Scudder has the sole power to dispose of and direct the disposition of all 1,061,930 shares and has sole voting power as to 700,830 of such shares of Swift's common stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In the ordinary course of our business, we acquire interests in developmental and exploratory oil and gas prospects, and sell portions to unaffiliated third parties for purposes of diversification. For the past several years, we have offered interests in certain of these prospects to our executive officers and other employees. These prospect interests are sold to employees on terms identical to those at which interests are sold to third party investors in that prospect. As a result of enhanced drilling activity, the amounts invested by executive officers in such prospects in 1997 and through mid-1998 increased significantly over previous years. During 1998, 1997 and 1996, leasehold and drilling costs incurred by executive officers who invested in these properties in excess of $60,000 were: A. Earl Swift -- none, $322,261, and $135,957; Terry
E. Swift -- $71,746, $207,426, and $106,621; Virgil N. Swift -- $335,114,
$390,784, and $259,379; John R. Alden -- $183,233, $246,270, and $95,080; Bruce
H. Vincent -- $75,258, $220,458 and none; and only in 1997 for James M. Kitterman -- $133,068. Some executive officers deferred paying cash for their investments in such properties, instead assigning the proceeds of production which over time repay amounts owed, rounded to the nearest $1,000, resulting in their owing money to Swift from time to time. Prior to 1997, the indebtedness of any one officer never exceeded $60,000. In late 1997, due to increased levels of drilling activity, the balances owed to Swift increased, with the greatest amounts owed Swift in excess of $60,000 occurring in mid-1998 as follows: Virgil
N. Swift -- $174,000; John R. Alden -- $130,000; Bruce H. Vincent -- $124,000;
and James M. Kitterman -- $62,000. At June 30, 1999, no executive officer owed Swift an amount in excess of $60,000. Individual executive officers are charged interest on the amount owed Swift at its incremental borrowing rate.

     We operate a substantial number of properties owned by our affiliated limited partnerships and joint ventures for which we charge operating fees. We are also reimbursed for direct, administrative, and overhead costs incurred in conducting the business of the limited partnerships, which totaled approximately $5.0 million in 1998, $6.3 million in 1997, and $6.1 million in 1996. We were also reimbursed by the limited partnerships and joint ventures for costs incurred in the screening, evaluation and acquisition of producing oil and gas properties on their behalf. These costs totaled approximately $490,000 in 1997 and $250,000 in 1996. We have fulfilled our responsibility of acquiring properties for such partnerships, as those partnerships are fully invested in properties. In partnerships whose limited partners voted to sell remaining properties and liquidate their limited partnerships, the partnerships reimbursed us for direct, administrative and overhead costs in disposing of these properties totaling approximately $0.6 million in 1998, $0.7 million in 1997 and $0.8 million in 1996. In the ordinary course of the affiliated partnerships' business, they have also purchased properties from Swift.

     Our Employee Stock Ownership Plan, the "ESOP," can borrow money from us to buy stock for the purpose of distribution to our employees. In September 1996, the ESOP borrowed money from Swift to purchase 25,000 shares of common stock from our chairman for $568,750. This debt was repaid in April 1999.

                      DESCRIPTION OF EXISTING INDEBTEDNESS

CREDIT FACILITY

     Our $250.0 million credit facility with a ten bank syndicate had a $161.0 million borrowing base at July 1, 1999, which decreases by $1.5 million a month. Depending on the level of outstanding debt, the interest rate is either the lead bank's base rate, 8.0% at June 30, 1999 or, at our option, draws which bear interest for specific periods at LIBOR plus 1.125% to 1.75%. We also pay a commitment fee, which was $114,000 in 1998.

     The weighted average interest rate, with all draws currently under the LIBOR option, was 6.64% at June 30, 1999, with an outstanding balance at that date of $140.0 million. The revolving line of credit matures on August 18, 2002.

     The terms of the revolving line of credit include, among other restrictions, a limitation on the level of cash dividends, not to exceed $2.0 million in any fiscal year, requirements as to maintenance of certain minimum financial ratios, principally pertaining to working capital, debt and equity ratios, and limitations on incurring other debt. Since inception, no cash dividends have been declared on the common stock. Our credit facility limits our repurchase of shares of common stock to $15.0 million after August 1998. For all periods presented in this prospectus supplement, we were in compliance with the provisions of these agreements. FOR A DETAILED DESCRIPTION OF THIS CREDIT FACILITY, SEE THE CREDIT AGREEMENT WHICH IS ATTACHED AS EXHIBIT 10.1 OF OUR REPORT ON FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 1998 FILED ON NOVEMBER 13, 1998.

CONVERTIBLE NOTES DUE 2006

     On November 25, 1996, we issued $115.0 million aggregate principal amount of 6.25% Convertible Subordinated Notes due November 15, 2006. The following description of the convertible notes due 2006 is qualified in its entirety by reference to the indenture for the convertible notes due 2006.

     Payments of principal, interest and premiums under the convertible notes due 2006 will be subordinated to payments on the notes and are subordinate to all other senior debt of Swift, including the credit facility. Holders of the convertible notes due 2006 may convert them into common stock at any time before maturity at a price of $31.534 per share. This price is subject to adjustment if certain events occur. Beginning November 15, 1999, we may redeem the convertible notes due 2006 for cash at 104.375% of principal. This conversion is subject to restrictions and the conversion rate declines over time to 100.625% in 2005. If certain changes in control occur, or if our common stock ceases trading on a national exchange, holders of the convertible notes due 2006 will have the right to require us to repurchase the convertible notes due 2006 at 101% of the note's principal amount, plus accrued and unpaid interest to the date of repurchase. FOR A DETAILED DESCRIPTION OF THE CONVERTIBLE NOTES DUE 2006 AND THEIR PROVISIONS, SEE THE INDENTURE FILED AS AN EXHIBIT TO THE CONVERTIBLE NOTES REGISTRATION STATEMENT ON NOVEMBER 19, 1996 OR THE PROSPECTUS FILED WITH THE SEC ON NOVEMBER 20, 1996.

                            DESCRIPTION OF THE NOTES

     You can find the definitions of certain terms used in this description under the subheading "-- Certain Definitions," beginning on Page S-62. In this description, the words "Swift," "we," "us," and "our" refer to Swift Energy Company and not to any of its subsidiaries. In this description "Notes" refers to the offered notes and to any additional notes issuable under the Indenture.

     We will issue the Notes under an indenture to be dated as of           ,
1999, the "Indenture", between Swift and Bank One, Columbus, N.A., as trustee, the "Trustee". The Indenture is governed by the Trust Indenture Act of 1939, the "Trust Indenture Act". The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

     We urge you to read the Indenture because it, and not this description, defines your rights as a holder of these Notes. A copy of the proposed form of Indenture and any Supplemental Indenture are incorporated by reference, or filed as an exhibit to the Registration Statement of which this prospectus supplement forms a part.

     We are issuing $125.0 million of Offered Notes now and can issue up to $100.0 million of additional Notes at later dates under the same Indenture. The Offered Notes and any additional Notes or series of Notes issued under the Indenture are collectively referred to as the "Notes". We can issue additional Notes as part of the same series or as an additional series. Any additional Notes that we issue in the future will be identical in all respects to the Offered Notes that we are issuing now, except that Notes issued in the future will have different issuance prices and issuance dates. We will issue Notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will mature on           , 2009.

     Interest on the Notes will accrue at a rate of   % per annum and will be
payable semi-annually in arrears on           and           , commencing on
          , 2000. We will pay interest to those persons who were holders of
record on the           and           immediately preceding each interest
payment date.

     Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

SUBSIDIARY GUARANTIES

     Under the circumstances described below under "-- Certain Covenants
 -- Future Subsidiary Guarantors," Swift's payment obligations under the Notes may in the future be jointly and severally guaranteed by one or more Subsidiary Guarantors. The Subsidiary Guaranty of any Subsidiary Guarantor will be an unsecured senior subordinated obligation of such Subsidiary Guarantor. FOR A MORE DETAILED DESCRIPTION OF THE SUBORDINATION PROVISIONS, SEE
"-- SUBORDINATION," BELOW.

     Upon the sale or other disposition of the Capital Stock of a Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor (in each case other than to Swift or an Affiliate of Swift) permitted by the Indenture, such Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty. FOR A MORE DETAILED DESCRIPTION OF THESE OBLIGATIONS, SEE "-- CERTAIN COVENANTS -- LIMITATION ON ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES," AND "-- CERTAIN COVENANTS
 -- LIMITATION ON ASSET SALES". In addition, any Subsidiary Guarantor that is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture shall be released from and relieved of its obligations under its Subsidiary Guaranty upon execution and delivery of a supplemental indenture satisfactory to the Trustee.

     Each of Swift and any Subsidiary Guarantors will agree to contribute to any other Subsidiary Guarantor that makes payments pursuant to its Subsidiary Guaranty an amount equal to Swift's or such

Subsidiary Guarantor's proportionate share of such payment, based on the net worth of Swift or such Subsidiary Guarantor relative to the aggregate net worth of Swift and the Subsidiary Guarantors.

SUBORDINATION

     The Notes will be senior subordinated, unsecured obligations of Swift and:

     - the payment of principal, interest and any premium on the Notes will be subordinated in their right of payment to all existing and future Senior Indebtedness of Swift;

     - the Notes will rank equally in their right of payment with any future Pari Passu Indebtedness, and senior to all existing and future Subordinated Indebtedness of Swift; and

     - the Subsidiary Guaranty of any Subsidiary Guarantor will rank subordinate in right of payment to all existing and future Senior Indebtedness of such Subsidiary Guarantor, pari passu with any future Pari Passu Indebtedness of such Subsidiary Guarantor and senior to any future Subordinated Indebtedness of such Subsidiary Guarantor.

     As of June 30, 1999, after giving effect to the offering of the Notes and the concurrent offering of Swift common stock and the application of the estimated net proceeds of both offerings, we would have had approximately $150.0 million of unused borrowing capacity under our existing credit facility and no outstanding Senior Indebtedness. Borrowings under our credit facility constitute Senior Indebtedness. As of such date, we would have had no outstanding Pari Passu outstanding Indebtedness and $115.0 million of Subordinated Indebtedness.

     Although the Indenture contains limitations on the amount of additional Indebtedness that Swift and its Restricted Subsidiaries may incur, the amounts of such Indebtedness could be substantial and such Indebtedness may be Senior Indebtedness or Pari Passu Indebtedness. In addition, the Subsidiary Guaranties could be effectively subordinated to all the obligations of any Subsidiary Guarantors under certain circumstances. The Notes and any Subsidiary Guaranties will also be effectively subordinated to any secured debt of Swift and the Subsidiary Guarantors that is not otherwise Senior Indebtedness. As of June 30, 1999, after giving pro forma effect to both the offering of the Notes and the concurrent offering of common stock, the "offerings," and the application of the net proceeds therefrom, there would have been no outstanding secured debt of Swift that is not Senior Indebtedness. All existing and future liabilities of Swift's Subsidiaries that are not Subsidiary Guarantors, including the claims of trade creditors and preferred stockholders, if any, will be effectively senior to the Notes. As of June 30, 1999, after giving effect to the offerings, the total balance sheet liabilities of Swift's Subsidiaries (excluding intercompany debts) was less than $1.0 million. Swift's Subsidiaries may have other liabilities, including contingent liabilities, that may be significant. FOR A MORE DETAILED DESCRIPTION, SEE "-- CERTAIN COVENANTS -- LIMITATION ON INDEBTEDNESS," THE RISK FACTORS RELATING TO SUBORDINATION AND FRAUDULENT CONVEYANCE, AND "DESCRIPTION OF EXISTING INDEBTEDNESS."

     We may not pay principal of, or premium, if any, or interest on, the Notes, or make any deposit pursuant to the provisions described under "-- Defeasance", and may not repurchase, redeem or otherwise retire any Notes (collectively, "pay the Notes"), if:

     (a) any principal, premium or interest or other amounts due in respect of any Senior Indebtedness of Swift is not paid within any applicable grace period (including at maturity); or

     (b) any other default on Senior Indebtedness of Swift occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms;

     unless, in either case,

           (1) the default has been cured or waived and any such acceleration has been rescinded, or

           (2)      such Senior Indebtedness has been paid in full in cash;

provided, however, that we may pay the Notes without regard to the foregoing if we and the Trustee receive written notice approving such payment from the Representative of such issue of Senior Indebtedness.

     During the continuance of any default (other than a default described in clause (a) or (b) above) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration), we may not pay the Notes for a period, a "Payment Blockage Period," commencing upon the receipt by Swift and the Trustee of written notice, a "Payment Blockage Notice," of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period, and ending 179 days after receipt of such notice by Swift and the Trustee, unless such Payment Blockage Period is earlier terminated:

     (a) by written notice to the Trustee and Swift from the Representative that gave such Payment Blockage Notice;

     (b)      because such default is no longer continuing; or

     (c) because such Designated Senior Indebtedness has been repaid in full in cash.

Unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness and not rescinded such acceleration, we may, unless otherwise prohibited as described in the first sentence of this paragraph, resume payments on the Notes after the end of such Payment Blockage Period.

     No more than one Payment Blockage Notice with respect to all issues of Designated Senior Indebtedness may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to one or more issues of Designated Senior Indebtedness during such period.

     Upon any payment or distribution of the assets of Swift upon a total or partial liquidation, dissolution or winding up of Swift or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Swift or its Property:

     (a) the holders of Senior Indebtedness of Swift will be entitled to receive payment in full in cash before the Holders of the Notes are entitled to receive any payment of principal of, or premium, if any, or interest on, the Notes, except that Holders of Notes may receive and retain shares of stock and any debt securities that are subordinated to all Senior Indebtedness of Swift to at least the same extent as the Notes; and

     (b) until the Senior Indebtedness of Swift is paid in full in cash, any distribution made by or on behalf of Swift to which Holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness of Swift. If a payment or distribution is made to Holders of Notes that, due to the subordination provisions, should not have been made to them, such Holders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

     The Subsidiary Guaranty of any Subsidiary Guarantor will be subordinated to Senior Indebtedness of such Subsidiary Guarantor to the same extent and in the same manner as the Notes are subordinated to Senior Indebtedness of Swift.

     The Indenture will provide that the subordination provisions of the Indenture applicable to the Notes and any Subsidiary Guarantee may not be amended, waived or modified in a manner that would adversely affect the rights of the holders of any Senior Indebtedness unless the holders of such Senior Indebtedness consent in writing (in accordance with the provisions of such Indebtedness) to such amendment, waiver or modification.

     Payment from the money or proceeds of U.S. Government Obligations held in any defeasance trust pursuant to the provisions described under "-- Defeasance and Covenant Defeasance" will not be subject to the subordination provisions described above.

OPTIONAL REDEMPTION

     Except as set forth in the following paragraph, the Notes will not be
redeemable at the option of Swift prior to           , 2004. Starting on that
date, we may redeem all or any portion of the Notes upon not less than 30 nor more than 60 days' prior notice, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. The following prices are for Notes redeemed
during the 12-month period commencing on           of the years set forth below,
and are expressed as percentages of principal amount:

                                                            REDEMPTION
YEAR                                                          PRICE
----                                                        ----------
2004.....................................................
2005.....................................................
2006.....................................................
2007 and thereafter......................................    100.000%

     We may on any one or more occasions prior to           , 2002, redeem up to
33 1/3% of the aggregate principal amount of the Notes originally issued with the net proceeds of one or more Equity Offerings of Swift at a redemption price
of   % of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, provided that at least 66 2/3% of the aggregate principal amount of the Notes originally issued remains outstanding after the occurrence of such redemption. Any such redemption shall occur not later than 90 days after the date of the closing of any such Equity Offering upon not less than 30 or more than 60 days' prior notice. The redemption shall be made in accordance with procedures set forth in the Indenture.

     If less than all the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

SINKING FUND

     There will be no mandatory sinking fund payments for the Notes.

REPURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder of Notes shall have the right to require us to repurchase all or any part (equal to $1,000 in principal amount or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below, "Change of Control Offer", at a purchase price in cash, a "Change of Control Payment," equal to 101% of the principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

     Within 30 days following any Change of Control, we shall:

     (a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

     (b) send, by first-class mail, with a copy to the Trustee, to each Holder of Notes, at such Holder's address appearing in the Security Register, a notice stating, among other things:

           (1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the Indenture and that all Notes, or portions thereof, properly tendered will be accepted for payment,

           (2) the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day, a "Change of Control Payment Date," no earlier than 30 days nor later than 60 days from the date we mail such notice,

           (3) that any Note, or portion thereof, accepted for payment, and duly paid on the Change of Control Payment Date, pursuant to the Change of Control Offer shall cease to accrue interest on the Change of Control Payment Date,

           (4) that any Notes, or portions thereof, not properly tendered will continue to accrue interest,

           (5) a description of the transaction or transactions constituting the Change of Control,

           (6) the procedures that the Holders of the Notes must follow in order to tender their Notes, or portions thereof, for payment and the procedures that Holders of Notes must follow in order to withdraw an election to tender Notes, or portions thereof, for payment, and

           (7) all other instructions and materials necessary to enable Holders to tender Notes pursuant to the Change of Control Offer.

     We will comply, to the extent applicable, with the requirements of Section 14(e) under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Change of Control Offer, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described above by virtue of such compliance.

     If a Change of Control were to occur, Swift and any Subsidiary Guarantors may not have sufficient financial resources, or may not be able to arrange financing, to pay the purchase price for all Notes tendered by the Holders thereof. In addition, as of the Issue Date, our existing credit facility does, and any future Bank Credit Facilities or other agreements relating to indebtedness, including Senior Indebtedness or Pari Passu Indebtedness, to which Swift or any Subsidiary Guarantor becomes a party may, contain restrictions on the purchase of Notes and prohibitions on certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. If a Change of Control occurs at a time when Swift and the Subsidiary Guarantors are unable to purchase the Notes (due to insufficient financial resources, contractual prohibition or otherwise), such failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under our credit facility and may constitute a default under the terms of any other Bank Credit Facility or other Indebtedness of Swift or any Subsidiary Guarantors then outstanding. In such circumstances, the subordination provisions in the Indenture would likely prohibit the Change of Control payments to Holders of Notes. The provisions under the Indenture related to Swift's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified, at any time prior to the occurrence of such Change of Control, with the written consent of the Holders of a majority in principal amount of the Notes. FOR A DETAILED DESCRIPTION, SEE "-- SUBORDINATION," ABOVE.

     We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     A "Change of Control" shall be deemed to occur if:

     (a) any "person" or "group" (within the meaning of Section 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person will be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of 40 percent or more of the total voting power of all classes of the Voting Stock of Swift;

     (b) the sale, lease, assignment, conveyance, transfer or other disposition, directly or indirectly, of all or substantially all the assets of Swift and the Restricted Subsidiaries taken as a whole (other than a disposition of such assets as an entirety or virtually as an entirety to any Wholly Owned Subsidiary) shall have occurred;

     (c) the shareholders of Swift shall have approved any plan of liquidation or dissolution of Swift;

     (d) Swift consolidates with or merges into another Person or any Person consolidates with or merges into us in any such event pursuant to a transaction in which the outstanding Voting Stock of Swift is reclassified into or exchanged for cash, securities or other property, other than any such transaction where the outstanding Voting Stock of Swift is reclassified into or exchanged for Voting Stock of the surviving corporation and the holders of the Voting Stock of Swift immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving corporation immediately after such transaction in substantially the same proportion as before the transaction; or

     (e) during any period of two consecutive years, individuals who at the beginning of such period constituted Swift's Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the shareholders of Swift was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously approved by such a vote) cease for any reason to constitute a majority of Swift's Board of Directors then in office.

     The Change of Control repurchase feature is a result of negotiations between Swift and the Underwriters. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to certain covenants described below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Swift's capital structure or credit ratings.

     The definition of Change of Control includes a phrase relating to the sale, lease, conveyance or transfer of "all or substantially all" Swift's assets. The Indenture will be governed by New York law, and there is no established quantitative definition under New York law of "substantially all" the assets of a corporation. Accordingly, if Swift or any Restricted Subsidiary were to engage in a transaction in which they disposed of less than all the assets of Swift and its Restricted Subsidiaries taken as a whole, a question of interpretation could arise as to whether such disposition was of "substantially all" its assets and whether we were required to make a Change of Control Offer.

     Except as described above with respect to a Change of Control, the Indenture does not contain any other provisions that permit the Holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

CERTAIN COVENANTS

  Limitation on Indebtedness

     The Indenture provides that we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness unless, after giving pro forma effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds thereof, no Default or Event of Default would occur as a consequence of, or be continuing following, such Incurrence and application and either:

     (a) after giving pro forma effect to such Incurrence and application, the Consolidated Interest Coverage Ratio would exceed 2.5 to 1.0; or

     (b)      such Indebtedness is Permitted Indebtedness.

     "Permitted Indebtedness" means any and all of the following:

     (a) Indebtedness arising under the Indenture with respect to the Offered Notes and any Subsidiary Guaranties relating thereto;

     (b) Indebtedness under Bank Credit Facilities, provided that the aggregate principal amount of all Indebtedness under Bank Credit Facilities, at any one time outstanding does not exceed THE GREATER OF:

           (1) $250.0 million, which amount shall be permanently reduced by the amount of Net Available Cash used to permanently repay Indebtedness under Bank Credit Facilities and not subsequently reinvested in Additional Assets or used to permanently reduce other Indebtedness pursuant to the provisions of the Indenture described under "-- Limitation on Asset Sales", and

           (2)      an amount equal to the sum of:

                   (A)      $150.0 million, and

                   (B) 25% of Adjusted Consolidated Net Tangible Assets determined as of the date of Incurrence of such Indebtedness,

           and, in the case of either (1) or (2), plus all interest and fees and other obligations thereunder and any guaranty of such indebtedness;

     (c) Indebtedness of Swift owing to and held by any Wholly Owned Subsidiary and Indebtedness of a Restricted Subsidiary owing to and held by Swift or any Wholly Owned Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to Swift or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

     (d) Indebtedness in respect of bid, performance, reimbursement or surety obligations issued by or for the account of Swift or any Restricted Subsidiary in the ordinary course of business, including guaranties and letters of credit functioning as or supporting such bid, performance, reimbursement or surety obligations (in each case other than for an obligation for money borrowed);

     (e)      Indebtedness under Permitted Hedging Agreements;

     (f) in-kind obligations relating to oil or gas balancing positions arising in the ordinary course of business;

     (g) Indebtedness outstanding on the Issue Date not otherwise permitted in clauses (a) through (f) above;

     (h)      Non-recourse Purchase Money Indebtedness;

     (i) Indebtedness not otherwise permitted to be Incurred pursuant to this paragraph (excluding any Indebtedness Incurred pursuant to clause (a) of "-- Limitation of Indebtedness"), provided that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (i), together with all Indebtedness Incurred pursuant to clause (j) of this paragraph in respect of Indebtedness previously Incurred pursuant to this clause (i), at any one time outstanding does not exceed $30.0 million;

     (j) Indebtedness Incurred in exchange for, or the proceeds of which are used to refinance:

           (1) Indebtedness referred to in clauses (a), (g), (h) and (i) of this paragraph (including Indebtedness previously Incurred pursuant to this clause (j)), and

           (2) Indebtedness Incurred pursuant to clause (a) of "-- Limitation of Indebtedness",

           provided that, in the case of each of the foregoing clauses (1) and
           (2), such Indebtedness is Permitted Refinancing Indebtedness; and

     (k) Indebtedness consisting of obligations in respect of purchase price adjustments, indemnities or Guarantees of the same or similar matters in connection with the acquisition or disposition of Property.

  Limitation on Liens

     The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, create, Incur, assume or suffer to exist any Lien on or with respect to any Property of Swift or such Restricted Subsidiary, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, unless the Notes or any Subsidiary Guaranty of such Restricted Subsidiary are secured equally and ratably with, or prior to, any and all other obligations secured by such Lien, except that Swift and its Restricted Subsidiaries may enter into, create, Incur, assume or suffer to exist Liens securing Senior Indebtedness and Permitted Liens.

  Limitation on Restricted Payments

     We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if, at the time of and after giving effect to the proposed Restricted Payment:

     (a) any Default or Event of Default would have occurred and be continuing;

     (b) we could not Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph under "-- Limitation on Indebtedness"; or

     (c) the aggregate amount expended or declared for all Restricted Payments from the Issue Date WOULD EXCEED THE SUM OF (without duplication):

           (1) 50% of the aggregate Consolidated Net Income of Swift accrued during the period (treated as one accounting period) commencing on the first day of the fiscal quarter during which the Issue Date occurs, and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment (or, if such aggregate Consolidated Net Income shall be a loss, minus 100% of such loss), AND

           (2) the aggregate net cash proceeds, or the Fair Market Value of Property other than cash (provided that, in the case of Property that is Capital Stock, such Capital Stock falls within the meaning of clause (b) of the definition of "Additional Assets"), received by us from the issuance or sale (other than to a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees) by Swift of its Capital Stock (other than Disqualified Stock) after the Issue Date, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof, AND

           (3) the aggregate net cash proceeds, or the Fair Market Value of Property other than cash, received by us as capital contributions to Swift (other than from a Subsidiary of Swift) on or after the Issue Date, AND

           (4) the aggregate net cash proceeds received by us from the issuance or sale (other than to any Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees) on or after the Issue Date of convertible Indebtedness that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of Swift, together with the aggregate cash received by us at the time of such conversion or exchange or received by us from any conversion or exchange of convertible Senior Indebtedness or convertible Pari Passu Indebtedness issued or sold (other than to any Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees) prior to the Issue Date, excluding:

                   (A) any such Indebtedness issued or sold to us or a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees, and

                   (B) the aggregate amount of any cash or other Property distributed by us or any Restricted Subsidiary upon any such conversion or exchange, AND

           (5) to the extent not otherwise included in Swift's Consolidated Net Income, an amount equal to the net reduction in Investments made by Swift and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from:

                   (A) payments of interest on debt, dividends, repayments of loans or advances or other transfers or distributions of Property, in each case to us or any Restricted Subsidiary from any Person other than Swift or a Restricted Subsidiary, and in an amount not to exceed the book value of such Investments previously made in such Person that were treated as Restricted Payments, or

                   (B) the designation of any Unrestricted Subsidiary as a Restricted Subsidiary, and in an amount not to exceed the lesser of:

                           (x) the book value of all Investments previously made in such Unrestricted Subsidiary that were treated as Restricted Payments, and

                           (y) the Fair Market Value of Swift's and its Restricted Subsidiaries interest in such Unrestricted Subsidiary, AND

           (6)      $15.0 million.

     The limitations set forth in the preceding paragraph will not prevent us or any Restricted Subsidiary from making the following Restricted Payments so long as, at the time thereof, no Default or Event of Default shall have occurred and be continuing:

     (a) the payment of any dividend on Capital Stock of Swift or any Restricted Subsidiary within 60 days after the declaration thereof, if at such declaration date such dividend could have been paid in compliance with the preceding paragraph;

     (b) the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of Swift or any of its Subsidiaries pursuant to the terms of agreements (including employment agreements) or plans (including by employee stock ownership plans but excluding other plans to purchase such Capital Stock in open market transactions, together with, in the case of employee stock ownership plans, loans to or Investments therein in an amount sufficient to fund such repurchase, redemption or other acquisition or retirement by such plan) approved by Swift's Board of Directors, including any such repurchase, redemption, acquisition or retirement of shares of such Capital Stock that is deemed to occur upon the exercise of stock options or similar rights if such shares represent all or a portion of the exercise price or are surrendered in connection with satisfying Federal income tax obligations; provided, however, that the aggregate amount of such repurchase, redemptions, acquisitions and retirements shall not exceed the sum of:

           (1)      $2.0 million in any twelve-month period, and

           (2) the aggregate net proceeds, if any, received by us during such twelve-month period from any issuance of such Capital Stock pursuant to such agreements or plans;

     (c) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Swift or any Restricted Subsidiary, in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent issuance and sale (other than to a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any of its Subsidiaries, for the benefit of their employees) of Capital Stock of Swift (other than Disqualified Stock);

     (d) the purchase, redemption, legal defeasance, acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Swift (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees);

     (e) the making of any principal payment on or the repurchase, redemption, legal defeasance or other acquisition or retirement for value of Subordinated Indebtedness in exchange for, or out of the aggregate net cash proceeds of a substantially concurrent Incurrence (other than a sale to a Subsidiary of Swift) of Subordinated Indebtedness so long as such new Indebtedness is Permitted Refinancing Indebtedness;

     (f) loans made to officers, directors or employees of Swift or any Restricted Subsidiary approved by the Board of Directors (or by a duly authorized officer), the net cash proceeds of which are used solely:

           (1) to purchase common stock of Swift in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the purchase price of such common stock or the exercise price of such stock options, or

           (2) to refinance loans, together with accrued interest thereon, made pursuant to item (1) of this clause (f).

     The actions described in clauses (a) and (b) of this paragraph shall be included in the calculation of the amount of Restricted Payments. The actions described in clauses (c), (d), (e) and (f) of this paragraph shall be excluded in the calculation of the amount of Restricted Payments, provided that the net cash proceeds from any issuance or sale of Capital Stock of Swift pursuant to such clause (c), (d) or (e) shall be excluded from any calculations pursuant to clause (2), (3) or (4) under the immediately preceding paragraph.

Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries

     We will not:

     (a) permit any Restricted Subsidiary to sell or otherwise issue any Capital Stock other than to Swift or one of its Wholly Owned Subsidiaries; or

     (b) sell, pledge, hypothecate or otherwise dispose of any shares of Capital Stock of any Restricted Subsidiary, or permit any Restricted Subsidiary to do so, except, in each case, for:

           (1)      directors' qualifying shares,

           (2) the Capital Stock of a Restricted Subsidiary owned by a Person at the time such Restricted Subsidiary became a Restricted Subsidiary or acquired by such Person in connection with the formation of such Restricted Subsidiary, or transfers thereof, or

           (3) a sale of all the Capital Stock of a Restricted Subsidiary owned by Swift or its Subsidiaries effected in accordance with the provisions of the Indenture described under "-- Limitation on Asset Sales."

     In the event of the consummation of a sale of all the Capital Stock of a Restricted Subsidiary pursuant to the foregoing clause (3) and the execution and delivery of a supplemental indenture in form satisfactory to the Trustee, any such Restricted Subsidiary that is also a Subsidiary Guarantor shall be released from all its obligations under its Subsidiary Guaranty.

  Limitation on Asset Sales

     The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

     (a) Swift or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale; and

     (b) all of the consideration paid to Swift or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash, cash equivalents, Liquid Securities, Exchanged Properties or the assumption by the purchaser of liabilities of Swift (other than liabilities of Swift that are by their terms subordinated to the Notes) or liabilities of any Subsidiary Guarantor that made such Asset Sale (other than liabilities of a Subsidiary Guarantor that are by their terms subordinated to such Subsidiary Guarantor's Subsidiary Guaranty), in each case as a result of which Swift and its remaining Restricted Subsidiaries are no longer liable for such liabilities, defined as "Permitted Consideration"; provided, however, that Swift and its Restricted Subsidiaries shall be permitted to receive Property other than Permitted Consideration, so long as the aggregate Fair Market Value of all such Property other than Permitted Consideration received from Asset Sales and held by Swift or any Restricted Subsidiary at any one time shall not exceed 10.0% of Adjusted Consolidated Net Tangible Assets.

     The Net Available Cash from Asset Sales by us or a Restricted Subsidiary may be applied by us or such Restricted Subsidiary, to the extent we or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness of Swift or a Subsidiary Guarantor), to:

     (a) prepay, repay or purchase Senior Indebtedness of Swift or a Subsidiary Guarantor (in each case excluding Indebtedness owed to us or an Affiliate of Swift);

     (b) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by us or another Restricted Subsidiary); or

     (c) purchase Notes or purchase both Notes and one or more series or issues of other Pari Passu Indebtedness on a pro rata basis (excluding Notes and Pari Passu Indebtedness owed to us or any of our Affiliates).

     Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of such Asset Sale shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, we will be required to make an offer, a "Prepayment Offer," to purchase Notes having an aggregate principal amount equal to the aggregate amount of Excess Proceeds, at a purchase price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the Purchase Date (as defined) in accordance with the procedures (including proration in the event of oversubscription) set forth in the Indenture, but, if the terms of any Pari Passu Indebtedness require that a Pari Passu Offer be made contemporaneously with the Prepayment Offer, then the Excess Proceeds shall be prorated between the Prepayment Offer and such Pari Passu Offer in accordance with the aggregate outstanding principal amounts of the Notes and such Pari Passu Indebtedness, and the aggregate principal amount of Notes for which the Prepayment Offer is made shall be reduced accordingly. If the aggregate principal amount of Notes tendered by Holders thereof exceeds the amount of available Excess Proceeds, then such Excess Proceeds will be allocated pro rata according to the principal amount of the Notes tendered and the Trustee will select the Notes to be purchased in accordance with the Indenture. To the extent that any portion of the amount of Excess Proceeds remains after compliance with the second sentence of this paragraph, and provided that all Holders of Notes have been given the opportunity to tender their Notes for purchase as described in the following paragraph in accordance with the Indenture, Swift and its Restricted Subsidiaries may use such remaining amount for purposes permitted by the Indenture, and the amount of Excess Proceeds will be reset to zero.

     Within 30 days after the 365th day following the date of an Asset Sale, Swift shall, if it is obligated to make an offer to purchase the Notes pursuant to the preceding paragraph, send a written Prepayment Offer notice, the "Prepayment Offer Notice," by first-class mail, to the Holders of the Notes, accompanied by such information regarding Swift and its Subsidiaries as we believe will enable such Holders of the Notes to make an informed decision with respect to the Prepayment Offer. The Prepayment Offer Notice will state, among other things:

     (a) that we are offering to purchase Notes pursuant to the provisions of the Indenture;

     (b) that any Note (or any portion thereof) accepted for payment (and duly paid on the Purchase Date) pursuant to the Prepayment Offer shall cease to accrue interest on the Purchase Date;

     (c) that any Notes (or portions thereof) not properly tendered will continue to accrue interest;

     (d) the purchase price and purchase date, the "Purchase Date," which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days after the date the Prepayment Offer Notice is mailed;

     (e)      the aggregate principal amount of Notes to be purchased;

     (f) a description of the procedure that Holders of Notes must follow in order to tender their Notes for payment; and

     (g) all other instructions and materials necessary to enable Holders to tender Notes pursuant to the Prepayment Offer.

     We will comply, to the extent applicable, with the requirements of Section 14(e) under the Exchange Act and any other securities laws or regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

  Incurrence of Layered Indebtedness

     The Indenture provides that:

     (a) we will not Incur any Indebtedness that is subordinated or junior in right of payment to any Senior Indebtedness of Swift unless such Indebtedness constitutes Indebtedness that is junior to, or pari passu with, the Notes in right of payment; and

     (b) no Subsidiary Guarantor will Incur any Indebtedness that is subordinated or junior in right of payment to any Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness constitutes Indebtedness that in right of payment is junior to, or pari passu with, such Subsidiary Guarantor's Subsidiary Guaranty.

  Limitation on Transactions with Affiliates

     The Indenture provides that we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into any transaction or series of transactions (including the sale, transfer, disposition, purchase, exchange or lease of Property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with or for the benefit of any Affiliate of Swift (other than Swift or a Wholly Owned Subsidiary), unless:

     (a)      such transaction is set forth in writing;

     (b) such transaction or series of transactions is on terms no less favorable to us or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of Swift or such Restricted Subsidiary; and

     (c) with respect to a transaction or series of transactions involving aggregate payments by or to us or such Restricted Subsidiary having a Fair Market Value equal to or in excess of:

           (1) $1.0 million but less than $5.0 million, an officer of Swift certifies that such transaction or series of transactions complies with clause (b) of this paragraph, as evidenced by an Officer's Certificate delivered to the Trustee,

           (2) $5.0 million but less than $20.0 million, the Board of Directors of Swift (including a majority of the disinterested members of such Board of Directors) approves such transaction or series of transactions and certifies that such transaction or series of transactions complies with clause (b) of this paragraph, as evidenced by a certified resolution delivered to the Trustee, or

           (3)      $20.0 million,

                   (A) we receive from an independent, nationally recognized investment banking firm or appraisal firm, in either case specializing or having a specialty in the type and subject matter of the transaction (or series of transactions) at issue, a written opinion that such transaction (or series of transactions) is fair, from a financial point of view, to us or such Restricted Subsidiary, and

                   (B) such Board of Directors (including a majority of the disinterested members of the Board of Directors of Swift) approves such transaction or series of transactions and certifies that such transaction or series of transactions complies with clause (b) of this paragraph, as evidenced by a certified resolution delivered to the Trustee.

     The limitations of the preceding paragraph do not apply to:

     (a) the payment of reasonable and customary regular fees to directors of Swift or any of its Restricted Subsidiaries who are not employees of Swift or any of its Restricted Subsidiaries;

     (b) indemnities of officers and directors of Swift or any Subsidiary consistent with such Person's charter, bylaws and applicable statutory provisions;

     (c) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and employee stock purchase and ownership plans approved by the Board of Directors of Swift;

     (d)      loans made:

           (1) to officers, directors or employees of Swift or any Restricted Subsidiary approved by the Board of Directors of Swift, the net proceeds of which are used solely to purchase common stock of Swift in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the purchase price of such common stock or the exercise price of such stock options, or

           (2) to refinance loans, together with accrued interest thereon, made pursuant to this clause (d);

     (e) advances and loans to officers, directors and employees of Swift or any Subsidiary in the ordinary course of business (including, without limitation, non-cash loans for the purchase of joint interests in exploratory and developmental oil and gas prospects or other similar ventures offered by Swift); provided such loans and advances (excluding loans or advances made pursuant to the preceding clause (d)) do not exceed $2.0 million at any one time outstanding;

     (f) any Restricted Payment permitted to be paid pursuant to the provisions of the Indenture described under "-- Limitations on Restricted Payments";

     (g) any transaction or series of transactions between Swift and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries in the ordinary course of business, provided that no more than 10% of the total voting power of the Voting Stock of any such Restricted Subsidiary is owned by an Affiliate of Swift (other than a Restricted Subsidiary); and

     (h) any transaction or series of transactions pursuant to any agreement or obligation of Swift or any of its Restricted Subsidiaries in effect on the Issue Date.

  Limitation on Restrictions on Distributions from Restricted Subsidiaries

     The Indenture provides that we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the legal right of any Restricted Subsidiary to:

     (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Indebtedness or other obligation owed, to us or any other Restricted Subsidiary;

     (b)      make loans or advances to Swift or any other Restricted
              Subsidiary; or

     (c)      transfer any of its Property to Swift or any other Restricted
              Subsidiary.

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     Such limitation will not apply:

           (1) with respect to clauses (a), (b) and (c), to encumbrances and restrictions:

                   (A) in agreements and instruments as in effect on the Issue Date

                   (B) relating to Indebtedness of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such encumbrance or restriction was not created in anticipation of or in connection with the transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary, or

                   (C) that result from the renewal, refinancing, extension or amendment of an agreement that is the subject of clause (c)(1)(A) or (B) above or clause (c)(2)(A) or
                            (B) below, provided that such encumbrance or restriction is not materially less favorable to the Holders of Notes than those under or pursuant to the agreement so renewed, refinanced, extended or amended, and,

           (2)      with respect to clause (c) only, to:

                   (A) restrictions pursuant to Liens permitted to be in effect without also securing the Notes under the provisions of the Indenture described under "Limitation on Liens" that limit the right of the debtor to dispose of the Property subject to such Lien,

                   (B) any encumbrance or restriction applicable to Property at the time it is acquired by us or a Restricted Subsidiary, so long as such encumbrance or restriction relates solely to the Property so acquired and was not created in anticipation of or in connection with such acquisition,

                   (C) customary provisions restricting subletting or assignment of leases and customary provisions in other agreements that restrict assignment of such agreements or rights thereunder, and

                   (D) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale.

  Future Subsidiary Guarantors

     We shall cause each Restricted Subsidiary that:

     (a) Incurs Indebtedness or issues Preferred Stock following the Issue Date; or

     (b) has Indebtedness or Preferred Stock outstanding on the date on which such Restricted Subsidiary becomes a Restricted Subsidiary,

to execute and deliver to the Trustee a Subsidiary Guaranty at the time such Restricted Subsidiary Incurs such Indebtedness or becomes a Restricted Subsidiary; provided, however, that such Restricted Subsidiary shall not be required to deliver a Subsidiary Guaranty if the aggregate amount of such Indebtedness or Preferred Stock, together with all other Indebtedness and Preferred Stock then outstanding among Restricted Subsidiaries that are not Subsidiary Guarantors, is less than $10.0 million.

  Restricted and Unrestricted Subsidiaries

     Unless defined or designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of Swift or any of its Restricted Subsidiaries shall be classified as a Restricted Subsidiary subject to the

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provisions of the next paragraph. We may designate a Subsidiary (including a newly formed or newly acquired Subsidiary) of Swift or any of its Restricted Subsidiaries as an Unrestricted Subsidiary if:

     (a) such Subsidiary does not at such time own any Capital Stock or Indebtedness of, or own or hold any Lien on any Property of, Swift or any other Restricted Subsidiary;

     (b) such Subsidiary does not at such time have any Indebtedness or other obligations that, if in default, would result (with the passage of time or notice or otherwise) in a default on any Indebtedness of Swift or any Restricted Subsidiary; and

     (c)   (1)      such designation is effective immediately upon such
                    Subsidiary becoming a Subsidiary of Swift or of a Restricted Subsidiary,

           (2) the Subsidiary to be so designated has total assets of $1,000 or less, or

           (3) if such Subsidiary has assets greater than $1,000, then such redesignation as an Unrestricted Subsidiary is deemed to constitute a Restricted Payment in an amount equal to the Fair Market Value of Swift's direct and indirect ownership interest in such Subsidiary, and such Restricted Payment would be permitted to be made at the time of such designation under "-- Limitation on Restricted Payments." Except as provided in the immediately preceding sentence, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. The designation of an Unrestricted Subsidiary or removal of such designation shall be made by the Board of Directors of Swift or a committee thereof pursuant to a certified resolution delivered to the Trustee and shall be effective as of the date specified in the applicable certified resolution, which shall not be prior to the date such certified resolution is delivered to the Trustees.

     We will not, and will not permit any of our Restricted Subsidiaries to, take any action or enter into any transaction or series of transactions that would result in a Person becoming a Restricted Subsidiary (whether through an acquisition or otherwise) unless, after giving effect to such action, transaction or series of transactions, on a pro forma basis:

     (a) we could Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph under "-- Limitation on Indebtedness"; and

     (b)      no Default or Event of Default would occur or be continuing.

MERGER, CONSOLIDATION AND SALE OF SUBSTANTIALLY ALL ASSETS

     We shall not consolidate with or merge with or into any Person, or convey, transfer or lease, in one transaction or series of transactions, all or substantially all our Property, unless:

     (a) the resulting, surviving or transferee person, a "Successor Company", shall be a Person organized or existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not Swift) shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Swift under the Notes and the Indenture;

     (b) in the case of a conveyance, transfer or lease of all or substantially all of Swift's Property, such Property shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person;

     (c) immediately after giving effect to such transaction (and treating, for purposes of this clause (c) and clauses (d) and (e) below, any Indebtedness that becomes or is anticipated to become an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Restricted

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              Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

     (d) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to clause (a) of the first paragraph under "-- Limitation on Indebtedness;"

     (e) immediately after giving effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of Swift immediately prior to such transaction; and

     (f) we shall have delivered to the Trustee an Officer's Certificate, stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Successor Company shall be the successor to Swift and shall succeed to, and be substituted for, and may exercise every right and power of Swift under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of and interest on the Notes.

REPORTS

     Notwithstanding that we may not be subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, we shall file with the Commission and provide the Trustee and Holders of Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that we shall not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Additional Assets" means:

     (a) any Property (other than cash, Permitted Short-Term Investments or securities) used in the Oil and Gas Business or any business ancillary thereto;

     (b) Investments in any other Person engaged in the Oil and Gas Business or any business ancillary thereto (including the acquisition from third parties of Capital Stock of such Person) as a result of which such other Person becomes a Restricted Subsidiary in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Restricted and Unrestricted Subsidiaries";

     (c) the acquisition from third parties of Capital Stock of a Restricted Subsidiary; or

     (d)      Permitted Business Investments.

     "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, the remainder of:

     (a)      THE SUM OF:

           (1) discounted future net revenues from proved oil and gas reserves of Swift and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state, federal or foreign income taxes, as estimated by Swift and confirmed by a nationally recognized firm of independent petroleum engineers in a reserve report prepared as of the end of our most recently completed fiscal year for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenues from:

                   (A) estimated proved oil and gas reserves acquired since such year-end, which reserves were not reflected in such year-end reserve report, and

                   (B) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since such year-end due to exploration, development or exploitation activities, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues from:

                   (C) estimated proved oil and gas reserves produced or disposed of since such year-end, and

                   (D) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year-end due to changes in geological conditions or other factors that would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report).

                   provided that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by our petroleum engineers, unless there is a Material Change as a result of such acquisitions, dispositions or revisions, in which event the discounted future net revenues utilized for purposes of this clause (a)(1) shall be confirmed in writing by a nationally recognized firm of independent petroleum engineers, AND

           (2) the capitalized costs that are attributable to oil and gas properties of Swift and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on our books and records as of a date no earlier than the date of our latest annual or quarterly financial statements, AND

           (3) our Net Working Capital on a date no earlier than the date of our latest annual or quarterly financial statements, AND

           (4) the greater of the net book value or the appraised value as estimated by independent appraisers of other tangible assets (including, without duplication, Investments in unconsolidated Restricted Subsidiaries) of Swift and its Restricted Subsidiaries, as of a date no earlier than the date of our latest audited financial statements. For these purposes, net book value shall be determined as of a date no earlier than the date of our latest annual or quarterly financial statements, and on a date no earlier than the date of our latest annual or quarterly financial statements;

     (b)      MINUS THE SUM OF:

           (1)      minority interests, AND

           (2) any net gas balancing liabilities of Swift and its Restricted Subsidiaries reflected in its latest audited financial statements, AND

           (3) to the extent included in (a)(1) above, the discounted future net revenues, calculated in accordance with SEC guidelines (utilizing the prices utilized in our year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of Swift and its Restricted Subsidiaries with respect to Volumetric Production Payments (determined, if applicable, using the schedules specified with respect thereto), AND

           (4) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in
                    (a)(1) above, would be necessary to fully satisfy the payment obligations of Swift and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments (determined, if applicable, using the schedules specified with respect thereto).

     If we change our method of accounting from the full cost method to the successful efforts method or a similar method of accounting, "Adjusted Consolidated Net Tangible Assets" will continue to be calculated as if we were still using the full cost method of accounting.

     "Affiliate" of any specified Person means any other Person:

     (a) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person; or

     (b) that beneficially owns or holds directly or indirectly 10% or more of any class of the Voting Stock of such specified Person or of any Subsidiary of such specified Person.

     For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Sale" means, with respect to any Person, any transfer, conveyance, sale, lease or other disposition (collectively, "dispositions," and including dispositions pursuant to any consolidation or merger) by such Person or any of its Restricted Subsidiaries in any single transaction or series of transactions of:

     (a) shares of Capital Stock or other ownership interests of another Person (including Capital Stock of Restricted Subsidiaries and Unrestricted Subsidiaries); or

     (b)      any other Property of such Person or any of its Restricted
              Subsidiaries;

provided, however, that the term "Asset Sale" shall not include:

     (a) the disposition of Permitted Short-Term Investments, inventory, accounts receivable, surplus or obsolete equipment or other Property (excluding the disposition of oil and gas in place and other interests in real property unless made in connection with a Permitted Business Investment) in the ordinary course of business;

     (b) the abandonment, assignment, lease, sublease or farm-out of oil and gas properties, or the forfeiture or other disposition of such properties pursuant to standard form operating agreements, in each case in the ordinary course of business in a manner that is customary in the Oil and Gas Business;

     (c) the disposition of Property received in settlement of debts owing to us or any Restricted Subsidiary as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to us or any Restricted Subsidiary in the ordinary course of business of Swift or such Restricted Subsidiary;

     (d) for purposes of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" only, any disposition that constitutes a Restricted Payment made in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Restricted Payments;"

     (e) when used with respect to us, any disposition of all or substantially all of the Property of Swift permitted pursuant to the provisions of the Indenture described under "-- Merger, Consolidation and Sale of Substantially All Assets;"

     (f) the disposition of any Property by us or a Restricted Subsidiary to Swift or a Wholly Owned Subsidiary;

     (g) the disposition of any asset with a Fair Market Value of less than $2.0 million; or

     (h) any Production Payments and Reserve Sales, provided that any such Production Payments and Reserve Sales, other than incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary, shall have been created, Incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, the Property that is subject thereto.

     "Average Life" means, with respect to any Indebtedness, at any date of determination, the quotient obtained by DIVIDING:

     (a)      THE SUM OF THE PRODUCTS OF:

           (1) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Indebtedness, multiplied by

           (2)      the amount of each such principal payment,

     (b)      BY THE SUM OF all such principal payments.

     "Bank Credit Facilities" means, with respect to any Person, one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory financing to such lenders or to special purpose entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, in each case together with any extensions, revisions, refinancings or replacements thereof by a lender or syndicate of lenders.

     "Capital Lease Obligation" means any obligation that is required to be classified and accounted for as a capital lease obligation in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment date of rent or any other amount due in respect of such obligation.

     "Capital Stock" means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

     "Consolidated Interest Coverage Ratio" means, as of the date of the transaction, the "Transaction Date," giving rise to the need to calculate the Consolidated Interest Coverage Ratio, THE RATIO OF:

     (a) the aggregate amount of EBITDA of Swift and its consolidated Restricted Subsidiaries for the four full fiscal quarters immediately prior to the Transaction Date for which financial statements are available; to

     (b) the aggregate Consolidated Interest Expense of Swift and its Restricted Subsidiaries that is anticipated to accrue during a period consisting of the fiscal quarter in which the Transaction Date occurs and the three fiscal quarters immediately subsequent thereto (based upon the pro forma amount and maturity of, and interest payments in respect of, Indebtedness of Swift and its Restricted Subsidiaries expected by us to be outstanding on the Transaction Date), assuming for the purposes of this measurement the continuation of market interest rates prevailing on the Transaction Date and base interest rates in respect of floating interest rate obligations equal to the base interest rates on such obligations in effect as of the Transaction Date; provided, that if we or any of our Restricted Subsidiaries are a party to any Interest Rate Protection Agreement that would have the effect of changing the interest rate on any Indebtedness of Swift or any of its Restricted Subsidiaries for such four quarter period (or a portion thereof), the resulting rate shall be used for such four quarter period or portion thereof; provided further that any Consolidated Interest Expense with respect to Indebtedness Incurred or retired by Swift or any of its Restricted Subsidiaries during the fiscal quarter in which the Transaction Date occurs shall be calculated as if such Indebtedness was so Incurred or retired on the first day of the fiscal quarter in which the Transaction Date occurs.

     In addition, if at any time since the beginning of the four full fiscal quarter period preceding the Transaction Date through and including the Transaction Date:

     (a) Swift or any of its Restricted Subsidiaries shall have engaged in any Asset Sale, EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets that are the subject of such Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period; or

     (b)   (1)      Swift or any of its Restricted Subsidiaries shall have
                    acquired or made any Investment in any material assets, or

           (2) the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is such an Investment or acquisition,

     EBITDA shall be calculated on a pro forma basis as if such Investments or asset acquisitions had occurred on the first day of such four fiscal quarter period.

     "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication:

     (a)      THE SUM OF:

           (1) the aggregate amount of cash and noncash interest expense (including capitalized interest) of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP in respect of Indebtedness, including:

                   (A)      any amortization of debt discount,

                   (B) net costs associated with Interest Rate Protection Agreements (including any amortization of discounts),

                   (C) the interest portion of any deferred payment obligation,

                   (D)      all accrued interest, and

                   (E) all commissions, discounts, commitment fees, origination fees and other fees and charges owed with respect to Bank Credit Facilities and other Indebtedness paid, accrued or scheduled to be paid or accrued during such period, AND

           (2) Disqualified Stock Dividends of such Person (and of its Restricted Subsidiaries if paid to a Person other than such Person or its Restricted Subsidiaries) and Preferred Stock Dividends of such Person's Restricted Subsidiaries if paid to a Person other than such Person or its other Restricted Subsidiaries, AND

           (3) the portion of any obligation of such Person or its Restricted Subsidiaries in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP, AND

           (4) the portion of any rental obligation of such Person or its Restricted Subsidiaries in respect of any Sale and Leaseback Transaction that is Indebtedness allocable to interest expense (determined as if such obligation were treated as a Capital Lease Obligation), AND

           (5) to the extent any Indebtedness of any other Person (other than Restricted Subsidiaries) is Guaranteed by such Person or any of its Restricted Subsidiaries, the aggregate amount of interest paid, accrued or scheduled to be paid or accrued by such other Person during such period attributable to any such Indebtedness;

     LESS

     (b) to the extent included in (a) above, amortization or write-off of deferred financing costs (other than debt discounts) of such Person and its Restricted Subsidiaries during such period;

     in the case of both (a) and (b) above, after elimination of intercompany accounts among such Person and its Restricted Subsidiaries and as determined in accordance with GAAP.

     "Consolidated Net Income" of any Person means, for any period, the aggregate net income (or net loss, as the case may be) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication:

     (a) items classified as extraordinary gains or losses net of tax (less all fees and expenses relating thereto);

     (b) any gain or loss net of taxes (less all fees and expenses relating thereto) realized on the sale or other disposition of Property, including the Capital Stock of any other Person (but in no event shall this clause (b) apply to any gains or losses on the sale in the ordinary course of business of oil, gas or other hydrocarbons produced or manufactured);

     (c) the net income of any Restricted Subsidiary of such specified Person to the extent the transfer to that Person of that income is restricted by contract or otherwise, except for any cash dividends or cash distributions actually paid by such Restricted Subsidiary to such Person during such period;

     (d) the net income (or loss) of any other Person in which such specified Person or any of its Restricted Subsidiaries has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of such specified Person in accordance with GAAP or is an interest in a consolidated Unrestricted Subsidiary), except to the extent of the amount of cash dividends or other cash distributions actually paid to such Person or its consolidated Restricted Subsidiaries by such other Person during such period;
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     (e)      for the purposes of "-- Certain Covenants -- Limitation on
              Restricted Payments" only, the net income of any Person acquired by such specified Person or any of its Restricted Subsidiaries in a pooling-of-interest transaction for any period prior to the date of such acquisition;

     (f) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan;

     (g) any adjustments of a deferred tax liability or asset pursuant to Statement of Financial Accounting Standards No. 109 that result from changes in enacted tax laws or rates;

     (h)      the cumulative effect of a change in accounting principles;

     (i) any write-downs of non-current assets, provided that any ceiling limitation write-downs under SEC guidelines shall be treated as capitalized costs, as if such write-downs had not occurred; and

     (j) any non-cash compensation expense realized upon issuance of stock under an employee stock purchase plan or for grants of performance shares, stock options or stock awards to officers, directors and employees of Swift or any of its Restricted Subsidiaries.

     "Consolidated Net Worth" of any Person means the stockholders' equity of such Person and its Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP, less (to the extent included in stockholders' equity) amounts attributable to Disqualified Stock of such Person or its Restricted Subsidiaries.

     "Default" means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means:

     (a)      the Bank Credit Facilities; and

     (b) any other Senior Indebtedness of Swift that has, at the time of determination, an aggregate principal amount outstanding of at least $10.0 million that is specifically designated in the instrument evidencing such Senior Indebtedness and is designated in a notice delivered by us to the holders or a Representative of the holders of such Senior Indebtedness and the Trustee as "Designated Senior Indebtedness" of Swift.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

     (a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

     (b) is or may become redeemable or repurchasable at the option of the holder thereof, in whole or in part; or

     (c) is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock;

on or prior to, in the case of clause (a), (b) or (c), the first anniversary of the Stated Maturity of the Notes.

     "Disqualified Stock Dividends" means all dividends with respect to Disqualified Stock of Swift held by Persons other than a Wholly Owned Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to Swift.

     "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "EBITDA" means with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

     (a) PLUS THE SUM OF, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and deducted in the determination of such Consolidated Net Income, without duplication:

           (1) income tax expense (but excluding income tax expense relating to sales or other dispositions of Property, including the Capital Stock of any other Person, the gains from which are excluded in the determination of such Consolidated Net Income), AND

           (2)      Consolidated Interest Expense, AND

           (3)      depreciation and depletion expense, AND

           (4)      amortization expense, AND

           (5)      exploration expense (if applicable to us after the Issue
                    Date), AND

           (6) any other noncash charges including unrealized foreign exchange losses (excluding, however, any such other noncash charge that requires an accrual of or reserve for cash charges for any future period);

     (b) LESS THE SUM OF, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and added in the determination of such Consolidated Net Income, without duplication:

           (1) income tax recovery (excluding, however, income tax recovery relating to sales or other dispositions of Property, including the Capital Stock of any other Person, the losses from which are excluded in the determination of such Consolidated Net Income), AND

           (2)      unrealized foreign exchange gains.

     "Equity Offering" means a bona fide underwritten sale to the public of common stock of Swift pursuant to a registration statement (other than a Form S-8 or any other form relating to securities issuable under any employee benefit plan of Swift) that is declared effective by the Commission following the Issue Date.

     "Exchange Properties" means properties or assets used or useful in the Oil and Gas Business received by us or a Restricted Subsidiary in trade or as a portion of the total consideration for other such properties or assets.

     "Exchange Rate Contract" means, with respect to any Person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or any combination thereof, entered into by such Person in the ordinary course of its business for the purpose of limiting or managing exchange rate risks to which such Person is subject.

     "Fair Market Value" means, with respect to any assets to be transferred pursuant to any Asset Sale or Sale and Leaseback Transaction or any noncash consideration or property transferred or received by any Person, the fair market value of such consideration or other property as determined by:

     (a) any officer of Swift if such fair market value is less than $5.0 million; and

     (b) the Board of Directors of Swift as evidenced by a certified resolution delivered to the Trustee if such fair market value is equal to or in excess of $5.0 million.

     "GAAP" means United States generally accepted accounting principles as in effect on the date of the Indenture, unless stated otherwise.

     "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any indebtedness of any other Person (a "primary obligor") in any manner, whether directly or indirectly, and including any Lien on the assets of such Person securing obligations to pay Indebtedness of the primary obligor, and any obligation of such Person:

     (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or any security for the payment of such Indebtedness;

     (b) to purchase Property, securities or services for the purpose of assuring the holder of such indebtedness of the payment of such indebtedness; or

     (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such indebtedness (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing);

provided, however, that a Guarantee by any Person shall not include:

     (a) endorsements by such Person for collection or deposit, in either case, in the ordinary course of business; or

     (b) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (b) of the definition of Permitted Investments.

     "Holder" means the Person in whose name a Note is registered on the Securities Register.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or become liable (including by reason of a merger or consolidation) in respect of such indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such indebtedness or obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, however, that solely for purposes of determining compliance with "-- Certain Covenants -- Limitation on Indebtedness," amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness shall at all times be the aggregate principal amount at Stated Maturity. For purposes of this definition, Indebtedness of Swift or a Restricted Subsidiary held by a Wholly Owned Subsidiary shall be deemed to be Incurred by us or such Restricted Subsidiary in the event such Indebtedness is transferred to a Person other than Swift or a Wholly Owned Subsidiary.

     "Indebtedness" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent:

     (a)      any obligation of such Person for borrowed money;

     (b) any obligation of such Person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including any such obligations incurred in connection with the acquisition of Property, assets or business;

     (c) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person;

     (d) any obligation of such Person issued or assumed as the deferred purchase price of Property or services (other than Trade Accounts Payable);

     (e)      any Capital Lease Obligation of such Person;

     (f) the maximum fixed redemption or repurchase price of Disqualified Stock of such Person at the time of determination;

     (g) any Preferred Stock of any Restricted Subsidiary, provided that such Restricted Subsidiary is not a Subsidiary Guarantor;

     (h) any payment obligation of such Person under Exchange Rate Contracts, Interest Rate Protection Agreements, Oil and Gas Hedging Contracts or under any similar agreements or instruments;

     (i) any obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party;

     (j) any obligation of the type referred to in clauses (a) through (h) of this paragraph of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise; and

     (k) all obligations of the type referred to in clauses (a) through (i) of another person secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured;

provided, however, that Indebtedness shall not include Production Payments and Reserve Sales. For purposes of this definition, the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability at such date in respect of any contingent obligations described above.

     "Interest Rate Protection Agreement" means, with respect to any Person, any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into by such Person in the ordinary course of its business for the purpose of limiting or managing interest rate risks to which such Person is subject.

     "Investment" means, with respect to any Person:

     (a) any amount paid by such Person, directly or indirectly, to any other Person for Capital Stock of, or as a capital contribution to, any other Person; or

     (b) any direct or indirect loan or advance to any other Person (other than accounts receivable of such Person arising in the ordinary course of business);

     provided, however, that Investments shall not include:

           (1) in the case of clause (a) as used in the definition of "Restricted Payments" only, any such amount paid through the issuance of Capital Stock of Swift (other than Disqualified Stock); and

           (2) in the case of clause (a) or (b), extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and any increase in the equity ownership in any Person resulting from retained earnings of such Person.

     "Issue Date" means the date on which the Offered Notes first were issued under the Indenture.

     "Lien" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or other), charge, easement, encumbrance, preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing). For purposes of the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Liens," a Capital Lease Obligation shall be deemed to be secured by a Lien on the property being leased.

     "Liquid Securities" means securities:

     (a)      of an issuer that is not an Affiliate of Swift;

     (b) that are publicly traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market; and

     (c) as to which Swift is not subject to any restrictions on sale or transfer (including any volume restrictions under Rule 144 under the Securities Act or any other restrictions imposed by the Securities Act) or as to which a registration statement under the Securities Act covering the resale thereof is in effect for as long as the securities are held;

     provided that securities meeting the requirements or clauses (a), (b) and
     (c) above shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of:

           (1) the date on which such securities are sold or exchanged for cash or Permitted Short-Term Investments, and

           (2) 150 days following the date of receipt of such securities. If such securities are not sold or exchanged for cash or Permitted Short-Term Investments within 150 days of receipt thereof, for purposes of determining whether the transaction pursuant to which Swift or the Restricted Subsidiary received the securities was in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Asset Sales," such securities shall be deemed not to have been Liquid Securities at any time.

     "Material Change" means an increase or decrease (except to the extent resulting from changes in prices) of more than 30% during a fiscal quarter in the estimated discounted future net revenues from proved oil and gas reserves of Swift and its Restricted Subsidiaries, calculated in accordance with clause
(a)(1) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material
Change:

     (a) any acquisitions during the quarter of oil and gas reserves with respect to which our estimate of the discounted future net revenues from proved oil and gas reserves has been confirmed by independent petroleum engineers; and

     (b) any dispositions of Properties during such quarter that were disposed of in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Asset Sales."

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Available Cash" from an Asset Sale means cash proceeds received therefrom, including:

     (a) any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received; and

     (b) the Fair Market Value of Liquid Securities and Permitted Short-Term Investments, and

excluding:

           (1) any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the Property that is the subject of such Asset Sale, and

           (2) except to the extent converted within 240 days after such Asset Sale to cash, Liquid Securities or Permitted Short-Term Investments, consideration constituting Exchanged Properties or consideration other than as identified in the immediately preceding clauses (a) and (b),

     IN EACH CASE NET OF:

     (a) all legal, title and recording expenses, commissions and other fees and expenses incurred, and all federal, state, foreign and local taxes required to be paid or accrued as a liability under GAAP as a consequence of such Asset Sale;

     (b) all payments made on any Indebtedness (but specifically excluding Indebtedness of Swift and its Restricted Subsidiaries assumed in connection with or in anticipation of such Asset Sale) that is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale, provided that such payments are made in a manner that results in the permanent reduction in the balance of such Indebtedness and, if applicable, a permanent reduction in any outstanding commitment for future incurrences of Indebtedness thereunder;

     (c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

     (d) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by us or any Restricted Subsidiary after such Asset Sale;

provided, however, that if any consideration for an Asset Sale (which would otherwise constitute Net Available Cash) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, such consideration (or any portion thereof) shall become Net Available Cash only at such time as it is released to such Person or its Restricted Subsidiaries from escrow.

     "Net Working Capital" means:

     (a)      all current assets of Swift and its Restricted Subsidiaries; less

     (b) all current liabilities of Swift and its Restricted Subsidiaries, except current liabilities included in Indebtedness,

in each case as set forth in consolidated financial statements of Swift prepared in accordance with GAAP.

     "Non-recourse Purchase Money Indebtedness" means Indebtedness (other than Capital Lease Obligations) of Swift or any Restricted Subsidiary incurred in connection with the acquisition by us or such Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by us or such Restricted Subsidiary in conducting our operations) with respect to which:

     (a) the holders of such Indebtedness agree that they will look solely to the fixed assets so acquired that secure such Indebtedness, and neither Swift nor any Restricted Subsidiary:

           (1)      is directly or indirectly liable for such Indebtedness, or

           (2) provides credit support, including any undertaking, Guarantee, agreement or instrument that would constitute Indebtedness (other than the grant of a Lien on such acquired fixed assets); and

     (b) no default or event of default with respect to such Indebtedness would cause, or permit (after notice or passage of time or otherwise), any holder of any other Indebtedness of Swift or a Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment, repurchase, redemption, defeasance or other acquisition or retirement for value thereof to be accelerated or payable prior to any scheduled principal payment, scheduled sinking fund payment or maturity.

     "Oil and Gas Business" means the business of exploiting, exploring for, developing, acquiring, operating, producing, processing, gathering, marketing, storing, selling, hedging, treating, swapping, refining and transporting hydrocarbons and other related energy businesses.

     "Oil and Gas Hedging Contract" means, with respect to any Person, any agreement or arrangement, or any combination thereof, relating to oil and gas or other hydrocarbon prices, transportation or basis costs or differentials or other similar financial factors, that is customary in the Oil and Gas Business and is entered into by such Person in the ordinary course of its business for the purpose of limiting or managing risks associated with fluctuations in such prices, costs, differentials or similar factors.

     "Oil and Gas Liens" means:

     (a) Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for "development" shall include costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests);

     (b) Liens on an oil or gas producing property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property;

     (c) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, incentive compensation programs for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary, master limited partnership agreements, farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements that are customary in the Oil and Gas Business; provided, however, in all instances that such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract;

     (d) Liens arising in connection with Production Payments and Reserve Sales; and

     (e) Liens on pipelines or pipeline facilities that arise by operation of law.

     "Pari Passu Indebtedness" means any Indebtedness of Swift (or a Subsidiary Guarantor) that is pari passu in right of payment to the Notes (or a Subsidiary Guaranty, as appropriate).

     "Pari Passu Offer" means an offer by us or a Subsidiary Guarantor to purchase all or a portion of Pari Passu Indebtedness to the extent required by the Indenture or other agreement or instrument pursuant to which such Pari Passu Indebtedness was issued.

     "Permitted Business Investments" means Investments and expenditures made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively engaging therein through agreements, transactions, interests or arrangements that permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including:

     (a) ownership interests in oil and gas properties or gathering, transportation, processing, storage or related systems; and

     (b) Investments and expenditures in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited) and other similar agreements (including for limited liability companies) with third parties, excluding, however, Investments in corporations other than Restricted Subsidiaries.

     "Permitted Hedging Agreements" means:

     (a)      Exchange Rate Contracts and Oil and Gas Hedging Contracts; and

     (b) Interest Rate Protection Agreements but only to the extent that the stated aggregate notional amount thereunder does not exceed 100% of the aggregate principal amount of the Indebtedness of Swift or a Restricted Subsidiary covered by such Interest Rate Protection Agreements at the time such agreements were entered into.

     "Permitted Investments" means any and all of the following:

     (a)      Permitted Short-Term Investments;

     (b) Investments in property, plant and equipment used in the ordinary course of business and Permitted Business Investments;

     (c)      Investments by any Restricted Subsidiary in Swift;

     (d) Investments by us or any Restricted Subsidiary in any Restricted Subsidiary;

     (e)      Investments by us or any Restricted Subsidiary:

           (1) in any Person that will, upon the making of such Investment, become a Restricted Subsidiary, or

           (2) if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, us or a Restricted Subsidiary;

     (f) Investments in the form of securities received from Asset Sales, provided that such Asset Sales are made in compliance within the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Asset Sales;"

     (g) Investments in negotiable instruments held for collection; lease, utility and other similar deposits; and stock, obligations or other securities received in settlement of debts (including under any bankruptcy or other similar proceeding) owing to us or any of our Restricted Subsidiaries as a result of foreclosure, perfection or enforcement of any Liens or Indebtedness, in each of the foregoing cases in the ordinary course of business of Swift or such Restricted Subsidiary;

     (h) relocation allowances for, and advances and loans to, officers, directors and employees of Swift or any of its Restricted Subsidiaries made in the ordinary course of business, provided such items do not exceed in the aggregate $2.0 million at any one time outstanding;

     (i) Investments intended to promote our strategic objectives in the Oil and Gas Business in an amount not to exceed 5% of Adjusted Consolidated Net Tangible Assets (determined as of the date of the making of any such Investment) at any one time outstanding, which Investments shall be deemed to be no longer outstanding only to the extent of dividends, repayments of loans or advances or other transfers of Property or returns of capital received by us or any Restricted Subsidiary from such Persons, provided that, for purposes of the covenant described under "-- Certain
              Covenants -- Limitation on Restricted Payments" the receiving of such amounts by us or its Restricted Subsidiaries does not increase the amount of Restricted Payments that Swift and our Restricted Subsidiaries may make pursuant to clause (c)(5)(A) of such covenant;

     (j) Investments made pursuant to Permitted Hedging Agreements of Swift and its Restricted Subsidiaries; and

     (k) Investments pursuant to any agreement or obligation of Swift or any of its Restricted Subsidiaries as in effect on the Issue Date (other than Investments described in clauses (a) through (j) above), provided, that Investments made pursuant to this clause
              (k) shall be included in the calculation of Restricted Payments.

     "Permitted Liens" means any and all of the following:

     (a)      Liens existing as of the Issue Date;

     (b) Liens securing the Notes, any Subsidiary Guaranties and other obligations arising under the Indenture;

     (c) any Lien existing on any Property of a Person at the time such Person is merged or consolidated with or into Swift or a Restricted Subsidiary or becomes a Restricted Subsidiary (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other Property of Swift or the Restricted Subsidiaries;

     (d) any Lien existing on any Property at the time of the acquisition thereof (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other Property of Swift or the Restricted Subsidiaries;

     (e) any Lien incurred in the ordinary course of business incidental to the conduct of the business of Swift or the Restricted Subsidiaries or the ownership of their Property, including:

           (1)      easements, rights of way and similar encumbrances,

           (2) rights or title of lessors under leases (other than Capital Lease Obligations),

           (3) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of Swift or the Restricted Subsidiaries on deposit with or in the possession of such banks,

           (4) Liens imposed by law, including Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens,

           (5) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice, and

           (6)      Oil and Gas Liens,

           in each case that are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property (other than Trade Accounts Payable);

     (f) Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time;

     (g) Liens incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings so long as reserves have been established to the extent required by GAAP as in effect at such time and so long as such Liens do not encumber assets by an aggregate amount (together with the amount of any unstayed judgments against us or any Restricted Subsidiary but excluding any such Liens to the extent securing insured or indemnified judgments or orders) in excess of $20.0 million;

     (h) Liens securing Permitted Hedging Agreements of Swift and its Restricted Subsidiaries so long as such Permitted Hedging Agreements are permitted under the provisions of the Indenture described under "-- Limitation on Indebtedness;"

     (i) Liens securing Capital Lease Obligations, provided that such Capital Lease Obligations are permitted under "-- Certain Covenants -- Limitation on Indebtedness" and the Liens attach only to the Property acquired with the proceeds of such Capital Lease Obligations;

     (j) Liens securing Non-recourse Purchase Money Indebtedness granted in connection with the acquisition by us or any Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by us or such Subsidiary Guarantor in conducting its operations), provided that:

           (1) such Liens attach only to the fixed assets acquired with the proceeds of such Non-recourse Purchase Money Indebtedness, and

           (2) such Non-recourse Purchase Money Indebtedness is not in excess of the purchase price of such fixed assets;

     (k) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of decreasing or legally defeasing Indebtedness of Swift or any of its Subsidiaries so long as such deposit of funds is permitted by the provisions of the Indenture described under "-- Limitation on Restricted Payments";

     (l) Liens resulting from a pledge of Capital Stock of a Person that is not a Restricted Subsidiary to secure obligations of such Person and any refinancings thereof;

     (m) Liens to secure any permitted extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to in clauses (a),
            (b), (c), (d), (i) and (j) above; provided, however, that:

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           (1)      such new Lien shall be limited to all or part of the same
                    Property (including future improvements thereon and accessions thereto) subject to the original Lien, and

           (2) the Indebtedness secured by such Lien at such time is not increased to any amount GREATER THAN THE SUM OF:

                   (A) the outstanding principal amount or, if greater, the committed amount of the Indebtedness secured by such original Lien immediately prior to such extension, renewal, refinancing, refunding or exchange, AND

                   (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

     (n)      Liens in favor of us or a Restricted Subsidiary; and

     (o) Liens not otherwise permitted by clauses (a) through (m) above incurred in the ordinary course of business of Swift and its Restricted Subsidiaries and encumbering Property having an aggregate Fair Market Value not in excess of $5.0 million at any one time.

Notwithstanding anything in this paragraph to the contrary, the term "Permitted Liens" does not include Liens resulting from the creation, incurrence, issuance, assumption or Guarantee of any Production Payments and Reserve Sales other than:

     (a)      any such Liens existing as of the Issue Date;

     (b) Production Payments and Reserve Sales in connection with the acquisition of any Property after the Issue Date, provided that any such Lien created in connection therewith is created, incurred, issued, assumed or guaranteed in connection with the financing of, and within 60 days after the acquisition of, such Property;

     (c) Production Payments and Reserve Sales, other than those described in clauses (a) and (b) of this sentence, to the extent such Production Payments and Reserve Sales constitute Asset Sales made pursuant to and in compliance with the provisions of the Indenture described under "-- Limitation on Asset Sales"; and

     (d) incentive compensation programs for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary;

provided, however, that, in the case of the immediately foregoing clauses (a),
(b), (c) and (d), any Lien created in connection with any such Production Payments and Reserve Sales shall be limited to the Property that is the subject of such Production Payments and Reserve Sales.

     "Permitted Refinancing Indebtedness" means Indebtedness ("new Indebtedness"), Incurred in exchange for, or proceeds of which are used to refinance, other Indebtedness ("old Indebtedness"); provided, however, that:

     (a) such new Indebtedness is in an aggregate principal amount not in excess of the sum of:

           (1) the aggregate principal amount then outstanding of the old Indebtedness (or, if such old Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination), and

           (2) an amount necessary to pay any fees and expenses, including premiums, related to such exchange or refinancing;

     (b) such new Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the old Indebtedness;

     (c) such new Indebtedness has an Average Life at the time such new Indebtedness is Incurred that is equal to or greater than the Average Life of the old Indebtedness at such time;

     (d) such new Indebtedness is subordinated in right of payment to the Notes (or, if applicable, the Subsidiary Guaranties) to at least the same extent, if any, as the old Indebtedness; and

     (e) if such old Indebtedness is Non-recourse Purchase Money Indebtedness or Indebtedness that refinanced Non-recourse Purchase Money Indebtedness, such new Indebtedness satisfies clauses (a) and (b) of the definition of "Non-recourse Purchase Money Indebtedness."

     "Permitted Short-Term Investments" means:

     (a) Investments in U.S. Government Obligations maturing within one year of the date of acquisition thereof;

     (b) Investments in demand accounts, time deposit accounts, certificates of deposit, bankers' acceptances and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America or any State thereof or the District of Columbia that is a member of the Federal Reserve System having capital, surplus and undivided profits aggregating in excess of $500.0 million and whose long-term Indebtedness is rated "A" (or higher) according to Moody's;

     (c) Investments in deposits available for withdrawal on demand with any commercial bank that is organized under the laws of any country in which we or any Restricted Subsidiary maintains an office or is engaged in the Oil and Gas Business, provided that:

           (1) all such deposits have been made in such accounts in the ordinary course of business, and

           (2) such deposits do not at any one time exceed $15.0 million in the aggregate;

     (d) repurchase and reverse repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (a) entered into with a bank meeting the qualifications described in clause (b);

     (e) Investments in commercial paper or notes, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of Swift) organized and in existence under the laws of the United States of America or any State thereof or the District of Columbia with a short-term rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P or a long-term rating at the time as of which any Investment is made of "A3" (or higher) according to Moody's or "A-" (or higher) according to S&P;

     (f) Investments in any money market mutual fund having assets in excess of $250.0 million all of which consist of other obligations of the types described in clauses (a), (b), (d) and (e) hereof; and

     (g) Investments in asset-backed securities maturing within one year of the date of acquisition thereof with a long-term rating at the time as of which any Investment therein is made of "A3" (or higher) according to Moody's or "A-" (or higher) according to S&P.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, unlimited liability company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Preferred Stock Dividends" means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than Swift or a Wholly Owned Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

     "Principal" of any Indebtedness (including the Notes) means the principal amount of such Indebtedness plus the premium, if any, on such Indebtedness.

     "Production Payments and Reserve Sales" means the grant or transfer by us or a Restricted Subsidiary to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Oil and Gas Business, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary.

     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal, or mixed, or tangible or intangible, including Capital Stock and other securities issued by any other Person (but excluding Capital Stock or other securities issued by such first mentioned Person).

     "Representative" means the trustee, agent or representative expressly authorized to act in such capacity, if any, for an issue of Senior Indebtedness.

     "Restricted Payment" means:

     (a) a dividend or other distribution declared or paid on the Capital Stock of Swift or to our shareholders (other than dividends, distributions or payments made solely in Capital Stock (other than Disqualified Stock of Swift) of Swift or in options, warrants or other rights to purchase or acquire Capital Stock (other than Disqualified Stock)), or declared and paid to any Person other than Swift or any of its Restricted Subsidiaries (and, if such Restricted Subsidiary is not a Wholly Owned Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by us or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) on the Capital Stock of any Restricted Subsidiary;

     (b) a payment made by us or any of our Restricted Subsidiaries (other than to us or any Restricted Subsidiary) to purchase, redeem, acquire or retire any Capital Stock, or any options, warrants or other rights to acquire Capital Stock, of Swift or of a Restricted Subsidiary;

     (c) a payment made by us or any of our Restricted Subsidiaries to redeem, repurchase, legally defease or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or scheduled mandatory redemption, any Indebtedness of Swift or a Restricted Subsidiary that is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes or the relevant Subsidiary Guaranty, as the case may be, provided that this clause (c) shall not include any such payment with respect to:

           (1) any such subordinated Indebtedness to the extent of Excess Proceeds remaining after compliance with the provisions of the Indenture described under "-- Certain
                    Covenants -- Limitation on Asset Sales" and to the extent required by the

                    Indenture or other agreement or instrument pursuant to which such subordinated Indebtedness was issued, or

           (2) the purchase, repurchase or other acquisition of any such subordinated Indebtedness purchased in anticipation of satisfying a scheduled maturity, scheduled sinking fund or scheduled mandatory redemption, in each case due within one year of the date of acquisition; or

     (d) an Investment (other than a Permitted Investment) by us or a Restricted Subsidiary in any Person.

     "Restricted Subsidiary" means any Subsidiary of Swift that has not been designated an Unrestricted Subsidiary pursuant to the provision of the Indenture described under "-- Certain Covenants -- Restricted and Unrestricted Subsidiaries."

     "S&P" means Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc., and its successors.

     "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a Wholly Owned Subsidiary of such Person or between one or more Wholly Owned Subsidiaries of such Person) pursuant to which Property is sold or transferred by such Person or a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries.

     "Senior Indebtedness" when used with respect to us means our obligations with respect to Indebtedness of Swift, whether outstanding on the date of the Indenture or thereafter created, Incurred or assumed, and any renewal, refunding, refinancing, replacement or extension thereof, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes; provided, however, that Senior Indebtedness of Swift SHALL NOT INCLUDE:

     (a)      Indebtedness of Swift to a Subsidiary of Swift;

     (b) amounts owed for goods, materials or services purchased in the ordinary course of business;

     (c)      Indebtedness Incurred in violation of the Indenture;

     (d) amounts payable or any other Indebtedness to employees of Swift or any Subsidiary of Swift;

     (e) any liability for federal, state, local or other taxes owed or owing by us;

     (f) any Indebtedness of Swift that, when Incurred and without regard to any election under Section 1111(b) of the United States Bankruptcy Code, was without recourse to us;

     (g)      Pari Passu or Subordinated Indebtedness of Swift;

     (h)      obligations with respect to any Capital Stock of Swift;

     (i)      Indebtedness evidenced by the Notes; and

     (j) in-kind obligations relating to net oil and gas balancing positions.

     "Senior Indebtedness" of any Subsidiary Guarantor has a correlative meaning.

     "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that would be a "Significant Subsidiary" of Swift within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

     "Stated Maturity" when used with respect to any security or any installment of principal thereof or interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of principal or interest is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Indebtedness" means Indebtedness of Swift (or a Subsidiary Guarantor) that is subordinated or junior in right of payment to the Notes (or a Subsidiary Guaranty, as appropriate) pursuant to a written agreement to that effect, and shall include, without limitation, the $115.0 million aggregate principal amount of 6.25% Convertible Subordinated Notes due November 15, 2006, of Swift.

     "Subsidiary" of a Person means:

     (a) another Person that is a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned or controlled by:

           (1)      the first Person,

           (2)      the first Person and one or more of its Subsidiaries, or

           (3)      one or more of the first Person's Subsidiaries; or

     (b) another Person that is not a corporation (x) at least 50% of the ownership interest of which, and (y) the power to elect or direct the election of a majority of the directors or other governing body of which are controlled by Persons referred to in clause (1),
              (2) or (3) above.

     "Subsidiary Guarantors" means, unless released from their Subsidiary Guaranties as permitted by the Indenture, any Restricted Subsidiary that becomes a guarantor of the Notes in compliance with the provisions of the Indenture and executes a supplemental indenture agreeing to be bound by the terms of the Indenture.

     "Subsidiary Guaranty" means an unconditional unsecured senior subordinated guaranty of the Notes given by any Restricted Subsidiary pursuant to the terms of the Indenture.

     "Trade Accounts Payable" means accounts payable or other obligations of Swift or any Restricted Subsidiary to trade creditors created or assumed by us or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services.

     "Unrestricted Subsidiary" means:

     (a) each Subsidiary of Swift that we have designated pursuant to the provision of the Indenture described under "-- Certain
              Covenants -- Restricted and Unrestricted Subsidiaries" as an Unrestricted Subsidiary; and

     (b)      any Subsidiary of an Unrestricted Subsidiary.

     "U.S. Government Obligations" means securities that are:

     (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

     (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America that, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities
              Act), as custodian, with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment or principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

     "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Voting Stock" of any Person means Capital Stock of such Person that ordinarily has voting power for the election of directors (or persons performing similar functions ) of such Person whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     "Wholly Owned Subsidiary" means, at any time, a Restricted Subsidiary of Swift all the Voting Stock of which (other than directors' qualifying shares) is at such time owned, directly or indirectly, by us and our other Wholly Owned Subsidiaries.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that we will, at our election at any time, be discharged from our obligations with respect to the Notes ("Legal Defeasance") except for certain obligations to:

     (a)      exchange or register the transfer of Notes;

     (b)      to replace stolen, lost or mutilated Notes;

     (c)      to maintain paying agencies; and

     (d)      to hold moneys for payment in trust.

In addition, the Indenture provides that if we take the actions described below, we may omit to comply with certain covenants, including those described under "-- Repurchase at the Option of Holders Upon a Change of Control," "-- Certain Covenants" and in clauses (d) and (e) under the first paragraph of "-- Merger, Consolidation and Sale of Substantially All Assets." Additionally, the occurrence of the Events of Default described below in clauses (c) and (d) (with respect to such covenants) and clauses (e), (f), (g) (with respect to Significant Subsidiaries) and (h) under "-- Events of Default and Notice" will be deemed not to be or result in an Event of Default.

     Such Legal Defeasance and Covenant Defeasance may occur only if, among other things, we:

     (a) deposit in trust for the benefit of the Holders of the Notes, money or U.S. Government Obligations, or a combination thereof, that, through the payment of principal, premium, if any, and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Notes at the Stated Maturity thereof or on earlier redemption in accordance with the terms of the Indenture and the Notes; and

     (b) in the case of Legal Defeasance, deliver to the Trustee an Opinion of Counsel

           (1)      to the effect that:

                   (A) we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

                   (B) since the date of the Indenture there has been a change in the applicable federal income tax law,

                   in either case to the effect that Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur, and

           (2) that the resulting trust will not be an "Investment Company" within the meaning of the Investment Company Act of 1940 unless such trust is qualified thereunder or exempt from regulation thereunder;

     (c) in the case of Covenant Defeasance, deliver to the Trustee on Opinion of Counsel to the effect that:

           (1) Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur, and

           (2) that the resulting trust will not be an "Investment Company" within the meaning of the Investment Company Act of 1940 unless such trust is qualified thereunder or exempt from regulation thereunder.

     If we were to exercise this option and the Notes were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments.

     If we exercise either of the options described above, each Subsidiary Guarantor, if any, will be released from all its obligations under its Subsidiary Guaranty.

EVENTS OF DEFAULT AND NOTICE

     The following are summaries of Events of Default under the Indenture with respect to the Notes:

     (a) failure to pay any interest on the Notes when due, continued for 30 days;

     (b) failure to pay principal of (or premium, if any, on) the Notes when due;

     (c) failure to comply with the provisions of the Indenture described under "Merger, Consolidation and Sale of Substantially All Assets";

     (d) failure to perform any other covenant of Swift or any Subsidiary Guarantor in the Indenture, continued for 30 days after written notice to us from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

     (e) a default by us or any Restricted Subsidiary under any Indebtedness for borrowed money in an aggregate amount greater than $5.0 million (other than Non-recourse Purchase Money Indebtedness) that results in acceleration of the maturity of such Indebtedness, or failure to pay any such Indebtedness at maturity, if such Indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after written notice as provided in the Indenture;

     (f) one or more final judgments or orders by a court of competent jurisdiction are entered against us or any Restricted Subsidiary in an uninsured or unindemnified aggregate amount outstanding at any time in excess of $5.0 million and such judgments or orders are not discharged, waived, stayed, satisfied or bonded for a period of 60 consecutive days;

     (g) certain events of bankruptcy, insolvency or reorganization with respect to Swift or any Significant Subsidiary; or

     (h) a Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of the Indenture and such Subsidiary Guaranty) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty.

     The Indenture provides that if an Event of Default (other than an Event of Default described in clause (g) above) with respect to the Notes at the time outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by notice as provided in the Indenture may declare the principal amount of the Notes to be due and payable immediately. If an Event of Default described in clause (g) above with respect to the Notes at the time outstanding shall occur, the principal amount of all the Notes will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of at least a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Notes, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of at least a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

     No Holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

     (a) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes;

     (b) the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustees to institute such proceeding as trustee; and

     (c) the Trustee has failed to institute such proceeding and has not received from the Holders of at least a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such limitations do not apply to a suit instituted by a Holder of Notes for the enforcement of payment of the principal of or any premium or interest on such Notes on or after the applicable due date specified in such Notes.

MODIFICATION OF THE INDENTURE; WAIVER

     The Indenture provides that modifications and amendments of the Indenture may be made by us, any Subsidiary Guarantors and the Trustee without the consent of any Holders of Notes in certain limited circumstances, including:

     (a)      to cure any ambiguity, omission, defect or inconsistency;

     (b) to provide for the assumption of the obligations of Swift under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all the assets of Swift and the Restricted Subsidiaries taken as a whole and certain other events specified in the provisions of the Indenture described under "Merger, Consolidation and Sale of Substantially All Assets";

     (c) to provide for uncertificated Notes in addition to or in place of certificated Notes;

     (d) to comply with any requirement of the SEC in order to effect or maintain the qualification of the Indenture under the 1939 Act;

     (e) to make any change that does not adversely affect the rights of any Holder of Notes in any material respect;

     (f) to add or remove Subsidiary Guarantors pursuant to the procedure set forth in the Indenture; and

     (g) certain other modifications and amendments as set forth in the Indenture.

     The Indenture contains provisions permitting us, any Subsidiary Guarantors and the Trustee with the written consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, to execute supplemental indentures or amendments adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of the Notes, except that no such supplemental indenture, amendment or waiver may, without the consent of all the Holders of outstanding Notes, among other things:

     (a) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver;

     (b) reduce the rate of or change the time for payment of interest on any Notes;

     (c) change the currency in which any amount due in respect of the Notes is payable;

     (d) reduce the principal of or any premium on or change the Stated Maturity of any Notes or alter the redemption or repurchase provisions with respect thereto;

     (e)      reduce the relative ranking of any Notes;

     (f) release any security that may have been granted to the Trustee in respect of the Notes;

     (g) at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant to such Change of Control Offer; or

     (h) make certain other significant amendments or modifications as specified in the Indenture.

     The Holders of at least a majority in principal amount of the outstanding Notes may waive compliance by Swift with certain restrictive provisions of the Indenture. The Holders of at least a majority in principal amount of the outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture that cannot be amended without the consent of the Holders of each outstanding Note.

     No amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change. The consent of the Holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to each registered Holder of the Notes at such Holder's address appearing in the Security Register a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

NOTICES

     Notices to Holders of the Notes will be given by mail to the addresses of such Holders as they may appear in the Security Register.

GOVERNING LAW

     The Indenture and the Notes are governed by and construed in accordance with the internal laws of the State of New York without reference to principles of conflicts of law.

TRUSTEE

     Bank One, Columbus, N.A. is the Trustee under the Indenture. The Trustee maintains normal banking relationships with us and our Subsidiaries and may perform certain services and transact other business with us and our Subsidiaries from time to time in the ordinary course of business.

BOOK-ENTRY SYSTEM

     The Notes will be initially issued in the form of one or more Global Securities registered in the name of The Depository Trust Company, "DTC", or its nominee.

     Upon the issuance of a Global Security, DTC or its nominee will credit the accounts of Persons holding through it with the respective principal amounts of the Notes represented by such Global Security purchased by such Persons in this offering of the Notes. Such accounts shall be designated by the Underwriters. Ownership of beneficial interests in a Global Security will be limited to Persons that have accounts with DTC, "participants", or Persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such Global Security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     Payment of principal of and interest on Notes represented by a Global Security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. We have been advised by DTC that upon receipt of any payment of principal of or interest on any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Security is exchangeable for certificated Notes only if:

     (a) DTC notifies us that it is unwilling or unable to continue as a depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act;

     (b) we in our discretion at any time determine not to have all the Notes represented by such Global Security; or

     (c) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes represented by such Global Security.

     Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be exchanged for certificated Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated Notes,

     (a) certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof,

     (b) payment of principal of, and premium, if any, and interest on, the certificated Notes will be payable, and the transfer of the certificated Notes will be registerable, at the office or agency of Swift maintained for such purposes, and

     (c) no service charge will be made for any registration of transfer or exchange of the certificated Notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

     So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture and the Notes. Except as set forth above, owners of beneficial interests in a Global Security will not be entitled to have the Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under such Global Security. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. We understand that under existing industry practices, in the event that we request any action of Holders or that an owner of a beneficial interest in a Global Security desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised us that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the Underwriters), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Swift, the Trustee or the Underwriters will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriters, the principal amount of the notes set forth opposite the name of such underwriter:

                                                               PRINCIPAL AMOUNT
                        UNDERWRITERS                               OF NOTES
                        ------------                           ----------------
Salomon Smith Barney Inc....................................     $
CIBC World Markets Corp.....................................
Morgan Stanley & Co. Incorporated...........................
Credit Suisse First Boston Corporation......................
Banc One Capital Markets, Inc...............................
ABN AMRO Incorporated.......................................
SG Cowen Securities Corporation.............................

                                                                 ------------
          Total.............................................     $125,000,000
                                                                 ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters, for whom Salomon Smith Barney Inc., CIBC World Markets Corp., Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Banc One Capital Markets, Inc., ABN AMRO Incorporated and SG Cowen Securities Corporation are acting as representatives, propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain
dealers at the public offering price less a concession not in excess of   % of
the principal amount of notes. The underwriters may allow, and such dealers may
reallow, a concession not in excess of   % of the principal amount of the notes
on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed by the representatives.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering, expressed as a percentage of the principal amount of the notes.

                                                          PAID BY SWIFT
                                                          -------------
Per note...............................................            %

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids of purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     We estimate that our total expenses for this offering and the concurrent common stock offering will be $900,000.

     The representatives have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Salomon Smith Barney Inc., CIBC World Markets Corp. and Credit Suisse First Boston Corporation are also acting as representatives for the underwriters in the concurrent common stock offering.

     Certain of the underwriters or their affiliates are lenders under our credit facility, which is expected to be repaid with the net proceeds from this offering and the concurrent common stock offering.

     Under Rule 2710(c)(8) of the Conduct Rules of the NASD, special considerations apply to a public offering of an issuer's securities where more than ten percent of the net proceeds thereof will be paid to members of the NASD that are participating in the offering, or persons affiliated or associated with such members. Certain of the underwriters or their respective affiliates have loaned money to us under an existing credit facility. In the event more than ten percent of the proceeds of this offering will be used to repay such money loaned by any underwriter or its affiliates, the offering will be conducted in conformity with Rule 2710(c)(8).

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL OPINIONS

     Jenkens & Gilchrist, A Professional Corporation, Houston, Texas, will issue an opinion for Swift regarding the legality of the notes offered by this prospectus supplement and accompanying prospectus. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The audited financial statements included in this prospectus supplement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and is included herein in reliance upon the authority of such firm as experts in giving said report.

     Information included or incorporated by reference in this prospectus supplement and the accompanying prospectus regarding our estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom is based upon estimates of such reserves and present values audited by
H. J. Gruy & Associates, Inc., independent petroleum engineers.

                               GLOSSARY OF TERMS

     The following abbreviations and terms have the indicated meanings when used in this prospectus supplement:

     Bbl -- Barrel or barrels of oil.

     Bcf -- Billion cubic feet of gas.

     Bcfe -- Billion cubic feet of gas equivalent (see Mcfe).

     Development Well -- A well drilled within the presently proved productive area of an oil or gas reservoir, as indicated by reasonable interpretation of available data, with the objective of completing that reservoir.

     Dry Well -- An exploratory or development well that is not a producing well.

     Exploratory Well -- A well drilled either in search of a new, as yet undiscovered oil or gas reservoir or to greatly extend the known limits of a previously discovered reservoir.

     Gross Acre -- An acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

     Gross Well -- A well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

     MBbl -- Thousand barrels of oil.

     Mcf -- Thousand cubic feet of gas.

     Mcfe -- Thousand cubic feet of gas equivalent, which is determined using the ratio of one barrel of oil, condensate, or gas liquids to 6 Mcf of gas.

     MMBbl -- Million barrels of oil.

     MMBtu -- Million British thermal units, which is a heating equivalent measure for gas and is an alternate measure of gas reserves, as opposed to Mcf, which is strictly a measure of gas volumes. Typically, prices quoted for gas are designated as price per MMBtu, the same basis on which gas is contracted for sale.

     MMcf -- Million cubic feet of gas.

     MMcfe -- Million cubic feet of gas equivalent (see Mcfe).

     Net Acre -- A net acre is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

     Net Well -- A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

     Producing Well -- An exploratory or development well found to be capable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

     Proved Developed Oil and Gas Reserves -- Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Oil and Gas Reserves -- The estimated quantities of crude oil, gas and gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, that is, prices and costs as of the date the estimate is made.

     Proved Undeveloped Oil and Gas Reserves -- Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     PV-10 Value -- The estimated future net revenue to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs in effect as of a certain date, without escalation and without giving effect to non-property related expenses, such as general and administrative expenses, debt service, future income tax expense, or depreciation, depletion, and amortization.

     Working Interest -- The operating interest under an oil, gas and mineral lease or other property interest covering a specific tract or tracts of land. The owner of a Working Interest has the right to explore for, drill and produce the oil, gas and other minerals covered by such lease or other property interest and the obligation to bear the costs of exploration, development, operation or maintenance applicable to that owner's interest.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Swift Energy Company:

     We have audited the accompanying consolidated balance sheets of Swift Energy Company (a Texas corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swift Energy Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                        ARTHUR ANDERSEN LLP

Houston, Texas
February 10, 1999

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                      DECEMBER 31,
                                                                JUNE 30,      ----------------------------
                                                                  1999            1998            1997
                                                              -------------   -------------   ------------
                                                               (UNAUDITED)
Current Assets:
  Cash and cash equivalents.................................  $   2,361,331   $   1,630,649   $  2,047,332
  Accounts receivable
    Oil and gas sales.......................................     12,882,248      12,764,568     11,143,033
    Associated limited partnerships and joint ventures......      6,814,544      10,058,239      8,498,702
    Joint interest owners...................................      5,265,185       9,767,940      7,357,660
  Other current assets......................................      2,142,828       1,025,035        935,059
                                                              -------------   -------------   ------------
        Total Current Assets................................     29,466,136      35,246,431     29,981,786
                                                              -------------   -------------   ------------
Property and Equipment:
  Oil and gas, using full-cost accounting
    Proved properties being amortized.......................    518,037,077     497,296,068    326,836,431
    Unproved properties not being amortized.................     55,905,666      56,041,886     41,839,809
                                                              -------------   -------------   ------------
                                                                573,942,743     553,337,954    368,676,240
  Furniture, fixtures, and other equipment..................      7,388,960       7,098,305      6,242,927
                                                              -------------   -------------   ------------
                                                                581,331,703     560,436,259    374,919,167
  Less -- Accumulated depreciation, depletion, and
    amortization............................................   (221,786,591)   (200,713,621)   (70,700,240)
                                                              -------------   -------------   ------------
                                                                359,545,112     359,722,638    304,218,927
                                                              -------------   -------------   ------------
Other Assets:
  Receivables from associated limited partnerships, net of
    current portion.........................................        926,455       3,170,067        433,444
  Limited partnership formation and marketing costs.........      1,565,826         917,189        297,219
  Deferred income taxes.....................................             --         254,984             --
  Deferred charges..........................................      4,076,386       4,333,958      4,184,014
                                                              -------------   -------------   ------------
                                                                  6,568,667       8,676,198      4,914,677
                                                              -------------   -------------   ------------
                                                              $ 395,579,915   $ 403,645,267   $339,115,390
                                                              =============   =============   ============
                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued liabilities..................  $  10,302,707   $  18,639,649   $ 16,518,240
  Payable to associated limited partnerships................         22,016         380,692      3,245,445
  Undistributed oil and gas revenues........................     13,963,366      12,394,713      8,753,979
                                                              -------------   -------------   ------------
        Total Current Liabilities...........................     24,288,089      31,415,054     28,517,664
                                                              -------------   -------------   ------------
6.25% Convertible Subordinated Notes........................    115,000,000     115,000,000    115,000,000
Bank Borrowings.............................................    140,000,000     146,200,000      7,915,000
Deferred Revenues...........................................      1,080,472       1,667,574      2,927,656
Deferred Income Taxes.......................................      1,902,834              --     25,354,150
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, $.01 par value, 5,000,000 shares
    authorized, none outstanding............................             --              --             --
  Common stock, $.01 par value, 35,000,000 shares
    authorized, 17,040,635, 16,972,517 and 16,846,956 shares
    issued, and 16,181,179, 16,291,242 and 16,459,156 shares
    outstanding, respectively...............................        170,406         169,725        168,470
  Additional paid-in capital................................    148,896,472     148,901,270    147,542,977
  Treasury stock held, at cost, 859,456, 681,275 and 387,800
    shares, respectively....................................    (12,325,668)    (11,841,884)    (8,519,665)
  Unearned ESOP compensation................................             --              --       (150,055)
  Retained earnings (deficit)...............................    (23,432,690)    (27,866,472)    20,359,193
                                                              -------------   -------------   ------------
                                                                113,308,520     109,362,639    159,400,920
                                                              -------------   -------------   ------------
                                                              $ 395,579,915   $ 403,645,267   $339,115,390
                                                              =============   =============   ============

          See accompanying Notes to Consolidated Financial Statements.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                       SIX MONTHS
                                     ENDED JUNE 30,                 YEAR ENDED DECEMBER 31,
                                -------------------------   ----------------------------------------
                                   1999          1998           1998          1997          1996
                                -----------   -----------   ------------   -----------   -----------
                                       (UNAUDITED)
Revenues:
  Oil and gas sales...........  $44,668,421   $31,482,915   $ 80,067,837   $69,015,189   $52,770,672
  Fees from limited
     partnerships and joint
     ventures.................       99,649       204,879        333,940       745,856       937,238
  Interest income.............       23,282        62,875        107,374     2,395,406       433,352
  Other, net..................      625,469     1,065,290      1,960,070     2,555,729     2,156,764
                                -----------   -----------   ------------   -----------   -----------
                                 45,416,821    32,815,959     82,469,221    74,712,180    56,298,026
                                -----------   -----------   ------------   -----------   -----------
Costs and Expenses:
  General and administrative,
     net of reimbursement.....    2,294,286     1,880,424      3,853,812     3,523,604     4,149,964
  Depreciation, depletion, and
     amortization.............   21,226,751    13,985,240     39,343,187    24,247,142    16,526,379
  Oil and gas production......    8,550,948     4,874,997     13,138,980     8,778,876     6,141,941
  Interest expense............    6,653,012     2,969,643      8,752,195     5,032,952       693,959
  Write-down of oil and gas
     properties...............           --            --     90,772,628            --            --
                                -----------   -----------   ------------   -----------   -----------
                                 38,724,997    23,710,304    155,860,802    41,582,574    27,512,243
                                -----------   -----------   ------------   -----------   -----------
Income (Loss) Before Income
  Taxes.......................    6,691,824     9,105,655    (73,391,581)   33,129,606    28,785,783
Provision (Benefit) for Income
  Taxes.......................    2,258,042     2,979,570    (25,166,377)   10,819,417     9,760,333
                                -----------   -----------   ------------   -----------   -----------
Net Income (Loss).............  $ 4,433,782   $ 6,126,085   $(48,225,204)  $22,310,189   $19,025,450
                                ===========   ===========   ============   ===========   ===========
Per Share Amounts --
  Basic.......................  $      0.27   $      0.37   $      (2.93)  $      1.35   $      1.27
                                ===========   ===========   ============   ===========   ===========
  Diluted.....................  $      0.27   $      0.37   $      (2.93)  $      1.26   $      1.25
                                ===========   ===========   ============   ===========   ===========
  Weighted Average Shares
     Outstanding..............   16,153,982    16,512,562     16,436,972    16,492,856    15,000,901
                                ===========   ===========   ============   ===========   ===========

          See accompanying Notes to Consolidated Financial Statements.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                ADDITIONAL                     UNEARNED       RETAINED
                                     COMMON      PAID-IN        TREASURY         ESOP         EARNINGS
                                    STOCK(1)     CAPITAL         STOCK       COMPENSATION    (DEFICIT)        TOTAL
                                    --------   ------------   ------------   ------------   ------------   ------------
Balance, December 31, 1995........  $125,097   $ 71,133,979   $         --    $      --     $ 22,086,889   $ 93,345,965
  Stock issued for benefit plans
    (30,015 shares)...............       300        347,345             --           --               --        347,645
  Stock options exercised (257,207
    shares).......................     2,572      2,630,959             --           --               --      2,633,531
  Employee stock purchase plan
    (36,387 shares)...............       364        272,178             --           --               --        272,542
  Loan to ESOP for purchase of
    shares........................        --             --             --     (568,750)              --       (568,750)
  Allocation of ESOP shares.......        --          5,382             --       47,396               --         52,778
  Debenture conversion (2,343,108
    shares).......................    23,431     27,629,018             --           --               --     27,652,449
  Net income......................        --             --             --           --       19,025,450     19,025,450
                                    --------   ------------   ------------    ---------     ------------   ------------
Balance, December 31, 1996........  $151,764   $102,018,861   $         --    $(521,354)    $ 41,112,339   $142,761,610
  Stock issued for benefit plans
    (12,227 shares)...............       122        371,359             --           --               --        371,481
  Stock options exercised (137,155
    shares).......................     1,372      1,613,071             --           --               --      1,614,443
  Employee stock purchase plan
    (26,551 shares)...............       266        403,145             --           --               --        403,411
  10% stock dividend (1,494,606
    shares).......................    14,946     43,048,389             --           --      (43,063,335)            --
  Allocation of ESOP shares.......        --         88,152             --      371,299               --        459,451
  Purchase of 387,800 shares as
    treasury stock................        --             --     (8,519,665)          --               --     (8,519,665)
  Net income......................        --             --             --           --       22,310,189     22,310,189
                                    --------   ------------   ------------    ---------     ------------   ------------
Balance, December 31, 1997........  $168,470   $147,542,977   $ (8,519,665)   $(150,055)    $ 20,359,193   $159,400,920
  Stock issued for benefit plans
    (20,032 shares)...............       200        367,058             --           --               --        367,258
  Stock options exercised (84,757
    shares).......................       847        735,746             --           --               --        736,593
  Employee stock purchase plan
    (20,756 shares)...............       208        317,340             --           --               --        317,548
  Stock dividend adjustment (16
    shares).......................        --            461             --           --             (461)            --
  Allocation of ESOP shares.......        --        (62,312)            --      150,055               --         87,743
  Purchase of 293,475 shares as
    treasury stocks...............        --             --     (3,322,219)          --               --     (3,322,219)
  Net loss........................        --             --             --           --      (48,225,204)   (48,225,204)
                                    --------   ------------   ------------    ---------     ------------   ------------
Balance, December 31, 1998........  $169,725   $148,901,270   $(11,841,884)   $      --     $(27,866,472)  $109,362,639
  Stock issued for benefit plans
    (90,738 shares)(2)............       224       (366,408)       978,956           --               --        612,772
  Stock options exercised (22,927
    shares)(2)....................       229        180,033             --           --               --        180,262
  Employee stock purchase plan
    (22,771 shares)(2)............       228        181,577             --           --               --        181,805
  Purchase of 246,500 shares as
    treasury stock(2).............        --             --   $ (1,462,740)          --               --   $ (1,462,740)
  Net income(2)...................        --             --             --           --        4,433,782      4,433,782
                                    --------   ------------   ------------    ---------     ------------   ------------
Balance, June 30, 1999(2).........  $170,406   $148,896,472   $(12,325,668)   $      --     $(23,432,690)  $113,308,520
                                    ========   ============   ============    =========     ============   ============

---------------
(1) $.01 par value.
(2) Unaudited

          See accompanying Notes to Consolidated Financial Statements.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              SIX MONTHS ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                                             ---------------------------   --------------------------------------------
                                                 1999           1998           1998            1997            1996
                                             ------------   ------------   -------------   -------------   ------------
                                                     (UNAUDITED)
Cash Flows from Operating Activities:
  Net income (loss)........................  $  4,433,782   $  6,126,085   $ (48,225,204)  $  22,310,189   $ 19,025,450
  Adjustments to reconcile net income to
    net cash provided by operating
    activities --
    Depreciation, depletion, and
      amortization.........................    21,226,751     13,985,240      39,343,187      24,247,142     16,526,379
    Write-down of oil and gas properties...            --             --      90,772,628              --             --
    Deferred income taxes..................     2,157,818      2,728,421     (25,609,134)     10,060,193      8,449,283
    Deferred revenue amortization related
      to production payment................      (557,616)      (647,279)     (1,248,800)     (1,449,808)    (1,670,172)
    Other..................................       257,572        233,297         478,470         786,917        140,047
  Change in assets and liabilities --
    (Increase) decrease in accounts
      receivable...........................     1,373,493      2,864,171      (2,129,360)       (204,475)    (5,008,592)
    Increase (decrease) in accounts payable
      and accrued liabilities, excluding
      income taxes payable.................      (702,149)       (20,211)        689,347        (564,323)      (444,966)
    Increase in income taxes payable.......       113,569        221,223         177,883          70,130         85,149
                                             ------------   ------------   -------------   -------------   ------------
        Net Cash Provided by Operating
          Activities.......................    28,303,220     25,490,947      54,249,017      55,255,965     37,102,578
                                             ------------   ------------   -------------   -------------   ------------
Cash Flows from Investing Activities:
  Additions to property and equipment......   (23,190,252)   (66,968,334)   (183,815,927)   (131,967,444)   (91,487,176)
  Proceeds from the sale of property and
    equipment..............................     1,746,559      1,199,061       1,533,112       3,369,982      2,247,799
  Net cash distributed as operator of oil
    and gas properties.....................    (1,354,867)    (6,749,156)     (5,933,171)     (1,829,008)    (2,074,104)
  Net cash received (distributed) as
    operator of partnerships and joint
    ventures...............................     3,243,695        575,843      (1,559,537)     (2,102,553)    11,284,793
  Limited partnership formation and
    marketing costs........................      (648,637)      (478,048)       (619,970)             --             --
  Other....................................      (183,267)       (48,745)       (113,716)       (259,255)           840
                                             ------------   ------------   -------------   -------------   ------------
        Net Cash Used in Investing
          Activities.......................   (20,386,769)   (72,469,379)   (190,509,209)   (132,788,278)   (80,027,848)
                                             ------------   ------------   -------------   -------------   ------------
Cash Flows from Financing Activities:
  Proceeds from 6.25% Convertible
    Subordinated Notes.....................            --             --              --              --    115,000,000
  Net proceeds from (payments of) bank
    borrowings.............................    (6,200,000)    56,085,000     138,285,000       7,915,000             --
  Net proceeds from issuances of common
    stock..................................       476,971      1,178,846       1,421,399       2,389,336      3,264,482
  Purchase of treasury stock...............    (1,462,740)      (826,846)     (3,322,219)     (8,519,665)            --
  Loan to ESOP for purchase of shares......            --             --              --              --       (568,750)
  Payments of debt issuance costs..........            --             --        (540,671)             --     (4,550,000)
                                             ------------   ------------   -------------   -------------   ------------
        Net Cash Provided by (Used in)
          Financing Activities.............    (7,185,769)    56,437,000     135,843,509       1,784,671    113,145,732
                                             ------------   ------------   -------------   -------------   ------------
Net Increase (Decrease) in Cash and Cash
  Equivalents..............................  $    730,682   $  9,458,568   $    (416,683)  $ (75,747,642)  $ 70,220,462
Cash and Cash Equivalents at Beginning of
  Period...................................     1,630,649      2,047,332       2,047,332      77,794,974      7,574,512
                                             ------------   ------------   -------------   -------------   ------------
Cash and Cash Equivalents at End of
  Period...................................  $  2,361,331   $ 11,505,900   $   1,630,649   $   2,047,332   $ 77,794,974
                                             ============   ============   =============   =============   ============
Supplemental Disclosures of Cash Flows
  Information:
  Cash paid during period for interest, net
    of amounts capitalized.................  $  6,395,440   $  2,794,055   $   8,343,445   $   4,638,308   $    831,516
  Cash paid during period for income
    taxes..................................  $         --   $     29,926   $      36,286   $     381,514   $    676,920

          See accompanying Notes to Consolidated Financial Statements.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Swift Energy Company (Swift) and its wholly owned subsidiaries (collectively referred to as the "Company"), which are engaged in the exploration, development, acquisition, and operation of oil and natural gas properties, with particular emphasis on U.S. onshore natural gas reserves. The Company also has oil and gas activities in New Zealand, Venezuela, and Russia. The Company's investments in associated oil and gas partnerships and its joint ventures are accounted for using the proportionate consolidation method, whereby the Company's proportionate share of each entity's assets, liabilities, revenues, and expenses is included in the appropriate classifications in the consolidated financial statements. Intercompany balances and transactions have been eliminated in preparing the consolidated statements. In the second quarter of 1998, the Company began netting supervision fees against general and administrative expenses and oil and gas production costs. This reclassification has been made for all periods presented. Certain other reclassifications have been made to prior year amounts to conform to the current year presentation.

     Unaudited Interim Information. The unaudited interim consolidated financial statements as of June 30, 1999 and for each of the six month periods ended June 30, 1999 and 1998, included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) to present fairly the information set forth herein. The interim financial results should not be regarded as indicative of operating results for an entire year.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

     Property and Equipment. The Company follows the "full-cost" method of accounting for oil and gas property and equipment costs. Under this method of accounting, all productive and nonproductive costs incurred in the acquisition, exploration, and development of oil and gas reserves are capitalized. Under the full-cost method of accounting, such costs may be incurred both prior to or after the acquisition of a property and include lease acquisitions, geological and geophysical services, drilling, completion, equipment, and certain general and administrative costs directly associated with acquisition, exploration, and development activities. Interest costs related to unproved properties are also capitalized to unproved oil and gas properties. The Company's management believes this capitalization of such costs is appropriate under full-cost accounting rules. General and administrative costs related to production and general overhead are expensed as incurred.

     No gains or losses are recognized upon the sale or disposition of oil and gas properties, except in transactions that involve a significant amount of reserves. The proceeds from the sale of oil and gas properties are generally treated as a reduction of oil and gas property costs. Fees from associated oil and gas exploration and development limited partnerships are credited to oil and gas property costs to the extent they do not represent reimbursement of general and administrative expenses currently charged to expense.

     Future development, site restoration, and dismantlement and abandonment costs, net of salvage values, are estimated on a property-by-property basis based on current economic conditions and are amortized to expense as the Company's capitalized oil and gas property costs are amortized. The

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

Company's properties are all onshore, and historically the salvage value of the tangible equipment offsets the Company's site restoration and dismantlement and abandonment costs. The Company expects that this relationship will continue in the future.

     The Company computes the provision for depreciation, depletion, and amortization of oil and gas properties on the unit-of-production method. Under this method, the Company computes the provision by multiplying the total unamortized costs of oil and gas properties -- including future development, site restoration, and dismantlement and abandonment costs, but excluding costs of unproved properties -- by an overall rate determined by dividing the physical units of oil and gas produced during the period by the total estimated units of proved oil and gas reserves. This calculation is done on a country-by-country basis for those countries with oil and gas production. The Company currently has production in the United States only. All other equipment is depreciated by the straight-line method at rates based on the estimated useful lives of the property. Repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized.

     The cost of unproved properties not being amortized is assessed quarterly, on a country-by-country basis, to determine whether such properties have been impaired. Domestically, any impairment assessed is added to the cost of proved properties being amortized. To the extent costs accumulated in the Company's international initiatives are determined by management to be costs that will not result in the addition of proved reserves, any impairment is charged to income. In determining whether such costs should be impaired, the Company's management evaluates, among other factors, current oil and gas industry conditions, international economic conditions, capital availability, foreign currency exchange rates, the political stability in the countries in which the Company has an investment, and available geological and geophysical information.

     Domestic Properties. At the end of each quarterly reporting period, the unamortized cost of oil and gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using current period-end prices, discounted at 10%, and the lower of cost or fair value of unproved properties, adjusted for related income tax effects ("Ceiling Test"). This calculation is done on a country-by-country basis for those countries with proved reserves. Currently, the Company has proved reserves in the United States only.

     The calculation of the Ceiling Test and provision for depreciation, depletion, and amortization is based on estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production, timing, and plan of development. The accuracy of any reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

     As a result of low oil and gas prices at September 30, 1998, the Company reported a non-cash write-down on a before-tax basis of $77.2 million ($50.9 million after tax) on its domestic properties.

     Foreign Properties. In addition, during the third quarter of 1998, as it does every reporting period, the Company evaluated all of its foreign unevaluated properties (a detailed description of which is included in Note 8 to the Company's financial statements), especially in light of the then increased volatility in the oil and gas markets, international uncertainty, and turmoil in the world capital markets.

     The increased volatility in the oil and gas markets affected the Company's cash flows available for further exploration and forced the Company to scale back its capital expenditures budget. All of this was further accentuated in Venezuela by the economic crisis there, the results of which were to diminish the availability of financing in international markets for Venezuelan projects and to worsen Venezuelan currency problems. Petroleos de Venezuela, S.A. layoffs, threatened oil worker strikes, reduced OPEC

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES
production allocations, and other third quarter 1998 events highlight the problems that the oil and gas industry is encountering in Venezuela. As a result of these and other factors, in the third quarter of 1998, the Company decided to impair all $2.8 million of costs related to its Venezuelan oil and gas exploration activities.

     In addition, in the third quarter of 1998, the Company impaired all $10.8 million of costs relating to its Russian activities. This impairment is attributed not only to the volatility in the oil and gas markets and the severe tightening of international credit markets discussed above, but also to the increased political instability in Russia and the August 1998 collapse of the Russian currency. The Company believed that the economic and political situation would result in the lack of capital to develop these reserves underlying the Company's net profits interest in the near term. Although the Company continues to believe that its net profits interest is legally enforceable under international law, for all these reasons the Company does not believe that realistically it will be able to recover its investment in Russia in the foreseeable future. Because of this, the Company determined that it no longer had a reasonable basis to continue capitalization of the costs in its Russia cost center.

     The combination of the third-quarter domestic full-cost ceiling write-down and foreign activities impairment charges reduced before-tax earnings by $90.8 million ($59.9 million after tax). Since such impairment, any costs incurred in Venezuela and Russia have been charged to income.

     Also, during the fourth quarter of 1998, the Company's $0.4 million portion of drilling costs associated with an unsuccessful exploratory well drilled by another operator in New Zealand was charged to income as depreciation, depletion, and amortization costs.

     Oil and Gas Revenues. Gas revenues are reported using the entitlement method in which the Company recognizes its ownership interest in natural gas production as revenue. If the Company's sales exceed its ownership share of production, the differences are reported as deferred revenue. Natural gas balancing receivables are reported when the Company's ownership share of production exceeds sales. As of December 31, 1998, the Company did not have any material natural gas imbalances.

     Deferred Charges. Legal and accounting fees, underwriting fees, printing costs, and other direct expenses associated with the public offering in November 1996 of the Company's 6.25% Convertible Subordinated Notes (the "Notes") have been capitalized and are being amortized over the life of the Notes, which mature on November 15, 2006. The balance of these issuance costs at December 31, 1998 was $3,826,864, net of accumulated amortization of $723,136. The issuance costs associated with its new $250.0 million revolving credit facility (the "New Credit Facility"), which closed in August 1998, have been capitalized and are being amortized over the life of the facility, which will extend until August 2002. The balance of these issuance costs at December 31, 1998, was $507,094, net of accumulated amortization of $51,600.

     Limited Partnerships and Joint Ventures. Between 1984 and 1995, the Company formed limited partnerships and joint ventures for the purpose of acquiring interests in producing oil and gas properties and, since 1993, partnerships engaged in drilling for oil and gas reserves. The Company serves as managing general partner or manager of these entities.

     The Company acquired producing oil and gas properties and transferred those properties to the partnership entities which invested in producing oil and gas properties. These transfers were at cost, including interest, other carrying costs, closing costs, and screening and evaluation costs of properties not acquired, or, in certain instances, at fair market value based upon the opinion of an independent expert. These costs were reduced by net operating revenues from the effective date of the acquisition to the date of transfer to these entities. Such net operating revenue amounts totaled approximately $100,000 and $300,000 in 1997 and 1996, respectively. With the acquisitions made in 1997, the Company fulfilled its

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES
responsibility of acquiring properties for such partnerships, as these partnerships are fully invested in properties.

     Commencing in September 1993, the Company began offering, on a private placement basis, general and limited partnership interests in limited partnerships to be formed to drill for oil and gas. As managing general partner, the Company pays for all front-end costs incurred in connection with these offerings, for which the Company receives an interest in the partnerships. Through December 31, 1998, approximately $66.1 million had been raised in thirteen partnerships, one each formed in 1993 and 1994; three each in 1995, 1996, and 1997; and two in 1998. In June and October 1998, the Company closed the twelfth and thirteenth partnerships with total subscriptions of approximately $3.2 million and $4.3 million, respectively. Costs of syndication and qualification of these limited partnerships incurred by the Company have been deferred. Under the current private limited partnership offerings, selling and formation costs borne by the Company serve as the Company's general partner contribution to such partnerships.

     During 1996, the limited partners in 18 partnerships, which had been in operation over nine years and had produced a substantial majority of their reserves, voted to sell their remaining properties and liquidate the limited partnerships. Of these partnerships, 10 were the earliest public income partnerships formed between 1984 and 1986. In early 1997, eight private drilling partnerships formed between 1979 and 1985 were liquidated. During 1997, the limited partners in an additional 11 partnerships, formed in 1990 and 1991, voted to sell their properties and liquidate the limited partnerships, which occurred in June 1998.

     In October 1998, the Company notified investors in 63 Company-managed partnerships, formed between 1986 and 1994, that it had delayed calling investor meetings to consider its purchase of all of the oil and gas properties owned by these partnerships, which was proposed in March 1998. This decision principally reflected significant market changes that had occurred during the long period necessary for regulatory review of soliciting materials, the age of the third-party appraisals of these partnership properties, and the much publicized weakness in both the equity and debt markets for energy companies. During the last six months, the weakness in oil and natural gas prices has deepened, creating concern over the appropriateness of selling properties at this time. The Company expects to continue to re-evaluate the status and operation of these partnerships, whether to propose some form of liquidating transaction and, if so, when and in what form.

     Hedging Activities. The Company's revenues are primarily the result of sales of its oil and natural gas production. Market prices of oil and natural gas may fluctuate and adversely affect operating results. To mitigate some of this risk, the Company engages periodically in certain limited hedging activities, but only to the extent of buying protection price floors for portions of its and the limited partnership oil and natural gas production. Costs and any benefits derived from these price floors are accordingly recorded asa reduction or an increase, as applicable, in oil and gas sales revenue and were not significant for any year presented. The costs to purchase put options are amortized over the option period. The costs related to 1998 hedging activities totaled approximately $377,000 with benefits of approximately $101,000 being received, resulting in a net cash outlay of approximately $276,000 or $0.007 per Mcfe. The costs related to the open contracts as of December 31, 1998, totaled approximately $252,000 and had a fair market value of $267,000.

     Income Taxes. The Company accounts for income taxes using the liability method, and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

     Deferred Revenues. In May 1992, the Company purchased interests in certain wells using funds provided by the Company's sale of a volumetric production payment in these properties to Enron. Under the production payment agreement, the Company is required to deliver to Enron approximately 9.5 Bcf over an eight-year period, or for such longer period as is necessary to deliver a specified heating equivalent

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES
quantity at an average price of $1.115 per MMBtu. The Company receives all proceeds from sale of excess gas at current market prices plus the proceeds from sale of oil or condensate. Volumes remaining to be delivered through October 2000 under the volumetric production payment were approximately 1.1 Bcf at December 31, 1998, and were not included in the Company's proved reserves. Net proceeds from the sale of the production payment were recorded as deferred revenues. Deliveries under the production payment agreement are recorded as oil and gas sales revenues and a corresponding reduction of deferred revenues.

     Cash and Cash Equivalents. The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

     Credit Risk Due to Certain Concentrations. The Company extends credit, primarily in the form of monthly oil and gas sales and joint interest owners receivables, to various companies in the oil and gas industry, which results in a concentration of credit risk. The concentration of credit risk may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. However, the Company believes that the risk of these unsecured receivables is mitigated by the size, reputation, and nature of the companies to which the Company extends credit. During 1998, oil and gas sales to subsidiaries of PG&E Energy Trading Corporation and Aquila Southwest Pipeline Corporation were $13.0 million (16.2% of oil and gas sales) and $8.0 million (10.0%), respectively. In 1997, oil and gas sales to PG&E Energy Trading Corporation, Aquila Southwest Pipeline Corporation, and Koch Oil Company were $13.5 million (19.5%), $8.1 million (11.7%), and $7.1 million (10.3%), respectively. In 1996, oil and gas sales to TECO Gas Marketing Company were $6.9 million (13.0%).

     Fair Value of Financial Instruments. The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, bank borrowings, and convertible notes. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the highly liquid nature of these short-term instruments. The fair values of the bank borrowings approximate the carrying amounts as of December 31, 1998 and 1997 and were determined based upon interest rates currently available to the Company for borrowings with similar terms. The fair values of the convertible notes were $81.4 million and $113.6 million at December 31, 1998 and 1997, respectively, and were based on quoted markets prices as of the respective dates.

     New Accounting Pronouncements. In the first quarter of 1998, the Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires the display of comprehensive income and its components in the financial statements. Comprehensive income represents all changes in equity during the reporting period, including net income and charges directly to equity, which are excluded from net income. The adoption of this statement does not have a material impact on the Company or its financial disclosures, as the Company has not historically and currently does not enter into transactions that result in charges (or credits) directly to equity (such as additional minimum pension liability changes, currency translation adjustments, and unrealized gains and losses on available-for-sale securities).

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows the gains and losses on derivatives to offset related results on the hedged item in the income statements and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. The Company is currently evaluating the new standard, but has not yet determined the impact it will have on its financial position and results of operations.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

2. EARNINGS PER SHARE

     Basic earnings per share ("Basic EPS") has been computed using the weighted average number of common shares outstanding during the respective periods. Basic EPS has been retroactively restated in all periods presented to give recognition to the 10% stock dividend declared in October 1997 that resulted in an additional 1,494,622 shares being issued.

     The calculation of diluted earnings per share ("Diluted EPS") assumes conversion of the Company's Convertible Notes as of the beginning of the respective periods and the elimination of the related after-tax interest expense and assumes, as of the beginning of the period, exercise of stock options and warrants (using the treasury stock method). Certain of the Company's stock options that would potentially dilute Basic EPS in the future were not included in the computation of Diluted EPS because to do so would have been antidilutive for the 1998 period and for the six months ended June 30, 1999 and 1998. Diluted EPS has also been retroactively restated for all periods presented to give effect to the 10% stock dividend. The original conversion price of the Convertible Notes of $34.6875 was revised to $31.534 to reflect the October 1997 stock dividend declared.

     The following is a reconciliation of the numerators and denominators used in the calculation of Basic and Diluted EPS for the years ended December 31, 1998, 1997, and 1996:

                                                    1998                                  1997                      1996
                                     ----------------------------------   ------------------------------------   -----------
                                         NET                      PER         NET                    PER SHARE       NET
                                         LOSS         SHARES     AMOUNT     INCOME        SHARES      AMOUNT       INCOME
                                     ------------   ----------   ------   -----------   ----------   ---------   -----------
Basic EPS:
 Net Income (Loss) and Share
   Amounts.........................  $(48,225,204)  16,436,972   $(2.93)  $22,310,189   16,492,856     $1.35     $19,025,450
Dilutive Securities:
 6.25% Convertible Notes...........            --           --              3,525,808    3,646,847                   788,710
 Stock Options.....................            --           --                     --      428,036                        --
                                     ------------   ----------            -----------   ----------               -----------
Diluted EPS:
 Net Income (Loss) and Assumed
   Share Conversions...............  $(48,225,204)  16,436,972   $(2.93)  $25,835,997   20,567,739     $1.26     $19,814,160
                                     ------------   ----------            -----------   ----------               -----------

                                            1996
                                     -------------------
                                                   PER
                                       SHARES     AMOUNT
                                     ----------   ------
Basic EPS:
 Net Income (Loss) and Share
   Amounts.........................  15,000,901   $1.27
Dilutive Securities:
 6.25% Convertible Notes...........     419,637
 Stock Options.....................     407,108
                                     ----------
Diluted EPS:
 Net Income (Loss) and Assumed
   Share Conversions...............  15,827,646   $1.25
                                     ----------

3. PROVISION FOR INCOME TAXES

     The following is an analysis of the consolidated income tax provision (benefit):

                                                                         YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                  1998             1997             1996
                                                              ------------      -----------      ----------
Current.....................................................  $    214,169      $    77,402      $  759,253
Deferred....................................................   (25,380,546)      10,742,015       9,001,080
                                                              ------------      -----------      ----------
       Total................................................  $(25,166,377)     $10,819,417      $9,760,333
                                                              ============      ===========      ==========

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     There are differences between income taxes computed using the statutory rate (34% for 1998, 1997, and 1996) and the Company's effective income tax rates (34.3%, 32.7%, and 33.9% for 1998, 1997, and 1996, respectively), primarily as the result of certain tax credits available to the Company. Reconciliations of income taxes computed using the statutory rate to the effective income tax rates are as follows:

                                              1998             1997             1996
                                          ------------      -----------      ----------
Income taxes computed at federal
  statutory rate........................  $(24,953,138)     $11,264,066      $9,787,166
State tax provisions, net of federal
  benefits..............................        23,949           48,058          75,936
Nonconventional fuel source credit......      (287,000)        (294,000)       (306,000)
Depletion deductions in excess of
  basis.................................       (42,500)         (51,000)        (26,520)
Other, net..............................        92,312         (147,707)        229,751
                                          ------------      -----------      ----------
Provision (benefit) for income taxes....  $(25,166,377)     $10,819,417      $9,760,333
                                          ============      ===========      ==========

     The tax effects of significant temporary differences representing the net deferred tax liability (asset) at December 31, 1998 and 1997, were as follows:

                                                                1998          1997
                                                             -----------   -----------
Deferred tax assets:
  Alternative minimum tax credits..........................  $(1,979,399)  $(1,831,299)
  Other....................................................     (237,587)     (237,587)
                                                             -----------   -----------
          Total deferred tax assets........................  $(2,216,986)  $(2,068,886)
Deferred tax liabilities:
  Oil and gas properties...................................  $ 1,531,651   $26,785,212
  Other....................................................      430,351       637,824
                                                             -----------   -----------
          Total deferred tax liabilities...................  $ 1,962,002   $27,423,036
                                                             -----------   -----------
Net deferred tax liability (asset).........................  $  (254,984)  $25,354,150
                                                             ===========   ===========

     The Company did not record any valuation allowances against deferred tax assets at December 31, 1998 or 1997.

     At December 31, 1998, the Company had alternative minimum tax credits of $1,979,399 that carry forward indefinitely and are available to reduce future regular tax liability to the extent they exceed the related tentative minimum tax otherwise due.

4. LONG-TERM DEBT

     Convertible Notes. The Company's convertible notes at December 31, 1998 and 1997, consist of $115,000,000 of 6.25% Convertible Subordinated Notes due 2006. The following description of the Convertible Notes is qualified in its entirety by reference to the indenture for the Convertible Notes, a form of which has been filed with the SEC.

     Payments of principal, interest and premiums, under the Convertible Notes will be subordinated to payments on the notes and are subordinate to all other senior debt of Swift, including its credit facilities. Holders of the Convertible Notes may convert them into common stock at any time before maturity at a price of $31.534 per share. This price is subject to adjustment if certain events occur. On or after November 15, 1999, Swift may redeem the convertible notes for cash at 104.375% of principal. This conversion is subject to restrictions and the conversion rate declines overtime to 100.625% in 2005. If certain Changes in Control occur, or if our common stock ceases trading on a national exchange or automated quotation system, holders of Convertible Notes will have the right to require us to repurchase

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES
the Convertible Notes at 101% of the note's principal amount, plus accrued and unpaid interest to the date of repurchase.

     Interest expense on the Notes, including amortization of debt issuance costs, totaled $7,544,650 and $7,514,967 in 1998 and 1997, respectively.

     Bank Borrowings. In August 1998, the Company closed its new $250.0 million revolving credit facility with a syndicate of ten banks (the "New Credit Facility"). At December 31, 1998, the Company had outstanding borrowings of $146.2 million under its New Credit Facility. At December 31, 1997, the Company had outstanding borrowings of $7.9 million under its borrowing arrangements. At December 31, 1998, the New Credit Facility consisted of a $250.0 million revolving line of credit with a $170.0 million borrowing base. The interest rate is either (a) the lead bank's prime rate (7.75% at December 31, 1998) or (b) the adjusted London Interbank Offered Rate ("LIBOR") plus the applicable margin depending on the level of outstanding debt (a weighted average of 6.34% at December 31, 1998). The applicable margin is based on the Company's ratio of outstanding balance on the New Credit Facility to the last calculated borrowing base. Of the $146.2 million borrowed at December 31, 1998, $145.0 million was borrowed at the LIBOR rate.

     The terms of the New Credit Facility include, among other restrictions, a limitation on the level of cash dividends (not to exceed $2.0 million in any fiscal year), requirements as to maintenance of certain minimum financial ratios (principally pertaining to working capital, debt, and equity ratios), and limitations on incurring other debt. Since inception, no cash dividends have been declared on the Company's common stock. The Company is currently in compliance with the provisions of this agreement, as amended in mid-March 1999 to modify the cash flow-to-debt covenant. The New Credit Facility will extend until August 2002.

     Previously, the Company's credit facilities consisted of a $100.0 million revolving line of credit with an $80.0 million borrowing base and a $7.0 million revolving line of credit with a $5.1 million borrowing base. These facilities were with a two-bank group. Depending on the level of outstanding debt, the interest rate on the $100.0 million revolving line of credit was (a) either the bank's base rate or the bank's base rate plus 0.25% or (b) the LIBOR rate plus 1% to 1.5%. The interest rate on the $7.0 million revolving line of credit was the bank's base rate less 0.25%.

     In addition to interest on these credit facilities, the Company pays a commitment fee to compensate the banks for making funds available. The fee on the revolving line of credit is calculated on the average daily remainder, if any, of the commitment amount less the aggregate principal amounts outstanding, plus the amount of all letters of credit outstanding during the period. The aggregate amounts of commitment fees paid by the Company were $114,000 in 1998 and $31,000 in 1997.

5. COMMITMENTS AND CONTINGENCIES

     Total rental and lease expenses were $1,117,351 in 1998, $1,039,210 in 1997, and $957,797 in 1996. The Company's remaining minimum annual obligations under non-cancelable operating lease commitments are $1,146,229 for 1999, $1,151,249 for 2000, $1,151,249 for 2001, $1,273,007 for 2002, and $1,358,238
for 2003.

     As of December 31, 1998, the Company is the managing general partner of 80 limited partnerships. Because the Company serves as the general partner of these entities, under state partnership law it is contingently liable for the liabilities of these partnerships, which liabilities are not material for any of the periods presented in relation to the partnerships' respective assets.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     In the ordinary course of business, the Company has been party to various legal actions, which arise primarily from its activities as operator of oil and gas wells. In management's opinion, the outcome of any such currently pending legal actions will not have a material adverse effect on the financial position or results of operations of the Company.

6. STOCKHOLDERS' EQUITY

     Common Stock. In October 1997, the Company declared a 10% stock dividend to stockholders of record. The transaction was valued based on the closing price ($28.8125) of the Company's common stock on the New York Stock Exchange on October 1, 1997. As a result of the issuance of 1,494,622 shares of the Company's common stock as a dividend, retained earnings were reduced by $43,063,796, with the common stock and additional paid-in capital accounts increased by the same amount. Basic and Diluted EPS were restated for all periods presented to reflect the effect of the stock dividend.

     Stock-Based Compensation Plans. The Company has two stock option plans, the 1990 stock compensation plan and the 1990 non-qualified plan, as well as an employee stock purchase plan.

     Under the 1990 stock compensation plan, incentive stock options and other options and awards may be granted to employees to purchase shares of common stock. Under the 1990 non-qualified plan, non-employee members of the Company's Board of Directors may be granted options to purchase shares of common stock. Both plans provide that the exercise prices equal 100% of the fair value of the common stock on the date of grant. Options become exercisable for 20% of the shares on the first anniversary of the grant of the option and are exercisable for an additional 20% per year thereafter. Options granted expire 10 years after the date of grant or earlier in the event of the optionee's separation from employment. At the time the stock options are exercised, the option price is credited to common stock and additional paid-in capital.

     On December 9, 1998, the Company canceled certain previously issued options under the 1990 stock compensation plan and reissued them at an option price that reflected current market value of the Company's common stock as of that date. No compensation expense was recognized in 1998 as a result of this transaction.

     The employee stock purchase plan provides eligible employees the opportunity to acquire shares of Company common stock at a discount through payroll deductions. The plan year is from June 1 to the following May 31. The first year of the plan commenced June 1, 1993. To date, employees have been allowed to authorize payroll deductions of up to 10% of their base salary during the plan year by making an election to participate prior to the start of a plan year. The purchase price for stock acquired under the plan will be 85% of the lower of the closing price of the Company's common stock as quoted on the New York Stock Exchange at the beginning or end of the plan year or a date during the year chosen by the participant. Under this plan, the Company issued 20,756 shares at a price range of $13.65 to $18.06 in 1998, 26,551 shares at a price of $15.19 in 1997, and 36,387 shares at a price range of $6.59 to $7.97 in 1996.
The estimated weighted average fair value of shares issued under this plan was $6.86 in 1998, $4.39 in 1997, and $2.13 in 1996. As of December 31, 1998, there remained 437,448 shares available for issuance under this plan. There are no charges or credits to income in connection with this plan.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     The Company accounts for the two stock option plans under Accounting Principles Board Opinion No. 25, under which no compensation expense has been recognized. Had compensation expense for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) and earnings per share would have been reduced to the following pro forma amounts (1996 amounts have been restated to reflect the October 1997 10% stock dividend):

                                     1998          1997          1996
                                 ------------   -----------   -----------
Net Income (Loss):  As Reported  $(48,225,204)  $22,310,189   $19,025,450
                    Pro Forma    $(49,985,171)  $21,362,722   $18,750,064
Basic EPS:          As Reported  $      (2.93)  $      1.35   $      1.27
                    Pro Forma    $      (3.04)  $      1.30   $      1.25
Diluted EPS:        As Reported  $      (2.93)  $      1.26   $      1.25
                    Pro Forma    $      (3.04)  $      1.21   $      1.23

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of the cost to be expected in future years.

     The following is a summary of the Company's stock options under these plans as of December 31, 1998, 1997, and 1996:

                                          1998                       1997                       1996
                                ------------------------   ------------------------   ------------------------
                                              WTD. AVG.                  WTD. AVG.                  WTD. AVG.
                                  SHARES     EXER. PRICE     SHARES     EXER. PRICE     SHARES     EXER. PRICE
                                ----------   -----------   ----------   -----------   ----------   -----------
Options outstanding, beginning
  of period...................   1,761,512     $14.71       1,399,769     $12.09       1,308,391     $ 8.83
Options granted...............   1,319,881     $ 9.72         401,390     $26.23         302,281     $23.78
Options cancelled.............    (730,490)    $24.15         (31,404)    $12.99         (11,251)    $ 8.81
Options exercised.............     (84,757)    $ 7.54        (137,155)    $ 8.54        (199,652)    $ 8.65
Options adjusted for 10% stock
  dividend....................          --                    128,912                         --
                                ----------                 ----------                 ----------
Options outstanding, end of
  period......................   2,266,146     $ 9.03       1,761,512     $14.71       1,399,769     $12.09
                                ==========                 ==========                 ==========
Options exercisable, end of
  period......................     888,695     $ 8.64         869,484     $ 9.05         700,271     $ 8.82
                                ==========                 ==========                 ==========
Options available for future
  grant, end of period........     915,236                  1,501,622                     38,546
                                ==========                 ==========                 ==========
Estimated weighted average
  fair value per share of
  options granted during the
  year........................  $     3.82                 $    13.98                 $    15.17
                                ==========                 ==========                 ==========

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     The fair value of each option grant, as opposed to its exercise price, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions in 1998, 1997, and 1996, respectively: no dividend yield, expected volatility factors of 42.3%, 38.7%, and 40.4%, risk-free interest rates of 4.69%, 6.02%, and 6.42%, and expected lives of 7.0, 7.5, and 10.0 years. The following table summarizes information about stock options outstanding at December 31, 1998:

                               OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                      -------------------------------------   -----------------------
      RANGE OF          NUMBER       WTD. AVG.    WTD. AVG.     NUMBER      WTD. AVG.
      EXERCISE        OUTSTANDING    REMAINING    EXERCISE    EXERCISABLE   EXERCISE
       PRICES         AT 12/31/98   CONTRACTUAL     PRICE     AT 12/31/98     PRICE
      --------        -----------   -----------   ---------   -----------   ---------
  $ 4.00 to $8.99      1,147,917      6.3          $ 7.87       598,490      $ 7.75
  $9.00 to $17.99      1,057,251      7.5          $ 9.57       279,687      $ 9.96
  $18.00 to $27.00        60,978      8.3          $21.47        10,518      $23.72
                       ---------                                -------
  $4.00 to $27.00      2,266,146      7.0          $ 9.03       888,695      $ 8.64
                       =========                                =======

     Employee Stock Ownership Plan. In 1996, the Company established an Employee Stock Ownership Plan ("ESOP") effective January 1, 1996. All employees over the age of 21 with one year of service are participants. The Plan has a five-year cliff vesting, and service is recognized after the Plan effective date. The ESOP is designed to enable employees of the Company to accumulate stock ownership. While there will be no employee contributions, participants will receive an allocation of stock that has been contributed by the Company. Compensation expense is reported when such shares are released to employees. The Plan may also acquire common stock of the Company purchased at fair market value. The ESOP can borrow money from the Company to buy Company stock. This was done in September 1996 to purchase 25,000 shares (adjusted to 27,500 shares after the October 1, 1997, 10% stock dividend) from the Company's chairman. Benefits will be paid in a lump sum or installments, and the participants generally have the choice of receiving cash or stock. At December 31, 1998, all of the ESOP compensation was earned. At December 31, 1997 and 1996, the unearned portions of the ESOP, $150,055 and $521,354, respectively, were recorded as a contra-equity account entitled "Unearned ESOP Compensation."

     Common Stock Repurchase Program. In March 1997, the Company's Board of Directors approved a common stock repurchase program for up to $20.0 million of the Company's common stock and subsequently extended this program through June 30, 1998. Under this program, the Company used approximately $9.3 million of working capital to acquire 435,274 shares in the open market at an average cost of $21.47 per share. On July 23, 1998, the Board of Directors approved a new repurchase program for up to $10.0 million of the Company's common stock through the end of 1998. Subsequently, the Company used approximately $2.5 million of working capital to acquire another 246,001 shares for an average cost of $10.14 per share. Through December 31, 1998, 681,275 shares have been acquired at a total cost of $11,841,884 and are included in "Treasury stock held, at cost" on the balance sheet.

     Shareholder Rights Plan. In August 1997, the Board of Directors declared a dividend of one preferred share purchase right on each outstanding share of the Company's common stock. The rights are not currently exercisable but would become exercisable if certain events occurred relating to any person or group acquiring or attempting to acquire 15% or more of the Company's outstanding shares of common stock. Thereafter, upon certain triggers, each right not owned by an acquirer allows its holder to purchase Company securities with a market value of two times the $150 exercise price.

7. RELATED-PARTY TRANSACTIONS

     The Company is the operator of a substantial number of properties owned by its affiliated limited partnerships and joint ventures and accordingly, charges these entities and third-party joint interest owners operating fees. The Company is also reimbursed for direct, administrative, and overhead costs incurred in conducting the business of the limited partnerships, which totaled approximately $5,000,000, $6,300,000,

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES
and $6,100,000 in 1998, 1997, and 1996, respectively. The Company was also reimbursed by the limited partnerships and joint ventures for costs incurred in the screening, evaluation, and acquisition of producing oil and gas properties on their behalf. Such costs totaled approximately $490,000 and $250,000 in 1997 and 1996, respectively. The Company, with the acquisitions made in 1997, has fulfilled its responsibility of acquiring properties for such partnerships, as those partnerships are fully invested in properties. In the case where the limited partners voted to sell their remaining properties and liquidate their limited partnerships, the Company was also reimbursed for direct, administrative, and overhead costs incurred in the disposition of such properties, which costs totaled approximately $580,000, $675,000, and $805,000 in 1998, 1997, and 1996, respectively.

     The ESOP can borrow money from the Company to buy Company stock. This was done in September 1996 to purchase 25,000 shares (adjusted to 27,500 shares after the October 1, 1997 10% stock dividend) from the Company's chairman. Benefits will be paid in a lump sum or installments, and the participants generally have the choice of receiving cash or stock.

8. FOREIGN ACTIVITIES

     New Zealand. Since October 1995, the Company has been issued two Petroleum Exploration Permits by the New Zealand Minister of Energy. The first permit covered approximately 65,000 acres in the Onshore Taranaki Basin of New Zealand's North Island, and the second covered approximately 69,300 adjacent acres. A wholly owned subsidiary, Swift Energy New Zealand Limited, formed in late 1997, conducts the Company's New Zealand activities and owns the interest in the permits. In March 1998, the Company surrendered approximately 46,400 acres covered in the first permit, and the remaining acreage has been included as an extension of the area covered in the second permit. Under the terms of the expanded permit, the Company is obligated to drill one exploratory well prior to August 12, 1999. All other obligations under the permit have been fulfilled, including the reinterpretation of existing seismic data and the acquisition and processing of new seismic data.

     On October 23, 1998, the Company entered into separate agreements with Marabella Enterprises Ltd. ("Marabella"), a subsidiary of Bligh Oil & Minerals N.L., an Australian company, to obtain from Marabella a 25% working interest in another New Zealand Petroleum Exploration Permit and for Marabella to become a 5% participant in the Company's permit. An exploration well on the Marabella permit commenced drilling on October 16, 1998, the results of which were unsuccessful. Accordingly, the $0.4 million costs of such well were charged against earnings. The Company has also agreed in principle to participate with Marabella in an additional permit as a 17.5% working interest owner.

     At December 31, 1998, the Company's investment in New Zealand was approximately $5.0 million and is included in the unproved properties portion of oil and gas properties. Approximately $0.4 million of such costs have been impaired.

     Russia. On September 3, 1993, the Company signed a Participation Agreement with Senega, a Russian Federation joint stock company (in which the Company has an indirect interest of less than 1%), to assist in the development and production of reserves from two fields in Western Siberia, providing the Company with a minimum 5% net profits interest from the sale of hydrocarbon products from the fields for providing managerial, technical, and financial support to Senega. Additionally, the Company purchased a 1% net profits interest from Senega for $0.3 million.

     On December 10, 1997, the Company amended and restated the Participation Agreement. Under the amended and restated Participation Agreement, the Company retains its 6% net profits interest in the Samburg Field and agreed to assist Senega in obtaining investments necessary to develop the field. Senega is charged with the management and control of the field development. The Company's investment in Russia, prior to its impairment in the third quarter of 1998, was approximately $10.8 million and was

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES
previously included in the unproved properties portion of oil and gas properties. However, the economic and political uncertainty and currency concerns that arose during the third quarter of 1998 in Russia, combined with the price volatility and severe tightening of international capital markets, caused the Company to re-evaluate the timing of the recovery of its capitalized costs in that country. See Note 1 to the Company's financial statements for a more detailed discussion of the impairment. Subsequent to such impairment, any costs incurred in Russia have been reported as a charge to earnings.

     Venezuela. The Company formed a wholly owned subsidiary, Swift Energy de Venezuela, C. A., for the purpose of submitting a bid on August 5, 1993, under the Venezuelan Marginal Oil Field Reactivation Program. Although the Company did not win the bid, it has continued to gather information relating to reserves and geological and geophysical data in Venezuela, and continued to pursue cooperative ventures involving other fields and opportunities in Venezuela. The Company evaluated a number of blocks being offered by Petroleos de Venezuela, S.
A. under the Third Operating Agreement Round in 1997, but decided against submitting any bid on these blocks. The Company has entered into an agreement with Tecnoconsult, S. A., and Corporation EDC, S.A.C.A., Venezuelan companies, to jointly formulate and submit a proposal to Petroleos de Venezuela, S. A. for the construction and operation of a methane pipeline. Currently, the technical and economic feasibility of the project is under study. The Company's investment in Venezuela, prior to its impairment in the third quarter of 1998, was approximately $2.8 million and was previously included in the unproved properties portion of oil and gas properties. However, the economic uncertainty and currency concerns in Venezuela, combined with the price volatility and severe tightening of international capital markets, caused the Company to re-evaluate its prospects of participating in further Venezuelan exploration activities in the near-term and the prospects for recovery of its capitalized costs in that country. See Note 1 to the Company's financial statements for a more detailed discussion of the impairment. Subsequent to such impairment, any costs incurred in Venezuela have been reported as a charge to earnings.

9. ACQUISITION OF PROPERTIES

     In the third quarter of 1998, the Company purchased from Sonat Exploration Company ("Sonat"), a subsidiary of Sonat Inc., the Toledo Bend Properties located in Texas and Louisiana in the vicinity of Toledo Bend Lake for approximately $87.0 million in cash, with approximately $56.8 million of the total spent for producing properties, approximately $15.0 million to purchase an interest in two gas processing plants, and approximately $15.2 million to acquire leasehold properties. Post-closing purchase price adjustments are still being determined, but management does not expect that these adjustments will be material to the Company's financial statements.

     As of December 31, 1998, estimated proved reserves for the Toledo Bend Properties were 130.5 Bcfe, of which approximately 58% was natural gas, and 59% was proved undeveloped. At such date the properties include 162 producing oil and natural gas wells in the Brookeland Field in Southeast Texas and the Masters Creek Field in Western Louisiana, 23 saltwater disposal wells, a 20% interest in two natural gas plants, associated production facilities, working interests in approximately 200,875 gross undeveloped (125,378 net undeveloped) acres, and approximately 114,000 undeveloped fee mineral acres. The Company has become operator of 115 of the 162 wells. The two gas plants are operated by a third party and have combined capacity of 250 MMcfe per day.

     The Toledo Bend Properties extend one of the Company's core areas by adding producing reserves that the Company believes will significantly increase its production on a short-term basis. The Company's production on these properties amounted to approximately 11.6 Bcfe, of which 44% was natural gas. Furthermore, as a result of the Company's extensive experience in other parts of the Austin Chalk trend, the Company believes that it can successfully exploit incremental drilling opportunities in the future.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     This acquisition was accounted for by the purchase method and was incorporated into the Company's results of operations in the third quarter of 1998. The following unaudited pro forma supplemental information presents consolidated results of operations as if this acquisition had occurred on January 1, 1997:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
(THOUSANDS, EXCEPT PER SHARE AMOUNTS)                               (UNAUDITED)
Revenue.....................................................   $115,394     $139,584
Net Income Before Non-Cash Charge...........................   $ 19,098     $ 38,528
Net Income (Loss)...........................................   $(40,812)    $ 38,528
Net Income (Loss) Per Share Amounts --
  Basic.....................................................   $  (2.48)    $   2.34
  Diluted...................................................   $  (2.48)    $   2.04

                      SUPPLEMENTAL INFORMATION (UNAUDITED)

     Capitalized Costs. The following table presents the Company's aggregate capitalized costs relating to oil and gas producing activities and the related depreciation, depletion, and amortization:

                                                             YEAR ENDED DECEMBER 31,
                                                           ---------------------------
                                                               1998           1997
                                                           ------------   ------------
Oil and Gas Properties:
  Proved.................................................  $497,296,068   $326,836,431
  Unproved (not being amortized) Domestic................    51,040,378     26,735,460
  Unproved (not being amortized) Foreign.................     5,001,508     15,104,349
                                                           ------------   ------------
                                                            553,337,954    368,676,240
Accumulated Depreciation, Depletion, and Amortization....  (196,626,243)   (67,363,393)
                                                           ------------   ------------
                                                           $356,711,711   $301,312,847
                                                           ============   ============

     Of the $51,040,378 of domestic unproved property costs (primarily seismic and lease acquisition costs) at December 31, 1998, excluded from the amortizable base, $33,360,518 was incurred in 1998, $11,966,626 was incurred in 1997,
$3,260,112 was incurred in 1996, and $2,953,122 was incurred in prior years. When the Company is in an active drilling mode, it has evaluated the majority of these unproved costs within a two to three year time frame. In response to current market conditions, the Company has decreased its planned 1999 drilling expenditures when compared to recent years, which when coupled with the $15.2 million of leasehold properties acquired in the Toledo Bend Properties acquisition may extend the evaluation timeframe of such costs.

     Of the $5,001,508 of net foreign unproved property costs at December 31, 1998, being excluded from the amortizable base, $2,521,761 was incurred in 1998, $1,731,561 was incurred in 1997, $545,980 was incurred in 1996, and $202,206 was incurred in 1995. All of these costs are costs incurred in New Zealand, as the costs incurred in Russia and Venezuela were impaired in the third quarter of 1998 (see Note 1 to the Company's financial statements). The Company expects it will complete its evaluation of the New Zealand properties as wells are drilled over the next two to three years.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     Capital Expenditures. The following table sets forth capital expenditures related to the Company's oil and gas operations:

                                                       YEAR ENDED DECEMBER 31,
                                              -----------------------------------------
                                                  1998           1997          1996
                                              ------------   ------------   -----------
Acquisition of proved properties............  $ 59,487,524   $  8,417,318   $ 1,529,611
Lease acquisitions(1,2).....................    38,658,047     21,603,732    16,426,327
Exploration.................................    12,578,124     10,705,115     2,704,281
Development.................................    54,821,131     82,885,549    69,067,024
                                              ------------   ------------   -----------
          Total acquisition, exploration,
            and development(3)..............  $165,544,826   $123,611,714   $89,727,243
                                              ------------   ------------   -----------
Processing plants...........................  $ 15,000,000   $         --   $        --
Field compression facilities................     2,228,101      7,444,070            --
                                              ------------   ------------   -----------
          Total plants and facilities.......  $ 17,228,101   $  7,444,070   $        --
                                              ------------   ------------   -----------
Total capital expenditures..................  $182,772,927   $131,055,784   $89,727,243
                                              ============   ============   ===========

---------------

(1) Lease acquisitions for 1998, 1997, and 1996 include expenditures of:
    $2,521,761, $1,731,561, and $545,980, respectively, relating to the
    Company's initiatives in New Zealand; $421,602, $828,133, and $487,597, respectively, relating to initiatives in Venezuela; and $592,841, $658,145, and $2,712,278, respectively, relating to initiatives in Russia.

(2) These are actual amounts as incurred by year, including both proved and unproved lease costs. The annual lease acquisition amounts added to proved oil and gas properties (being amortized) for 1998, 1997, and 1996, were $13,853,129, $7,384,385, and $9,458,016, respectively.

(3) Includes capitalized general and administrative costs directly associated with the acquisition, exploration, and development efforts of approximately $12,300,000, $11,700,000, and $7,400,000 in 1998, 1997, and 1996,
    respectively. In addition, total includes $3,849,665, $2,326,691, and $1,549,575 in 1998, 1997, and 1996, respectively, of capitalized interest on unproved properties.

     Results of Operations. The following table sets forth results of the Company's oil and gas operations:

                                                      YEAR ENDED DECEMBER 31,
                                             ------------------------------------------
                                                 1998           1997           1996
                                             ------------   ------------   ------------
Oil and gas sales..........................  $ 80,067,837   $ 69,015,189   $ 52,770,672
Oil and gas production costs...............   (13,138,980)    (8,778,876)    (6,141,941)
Depreciation, depletion, and
  amortization.............................   (38,069,355)   (23,443,273)   (15,812,134)
Write-down of oil and gas properties.......   (90,772,628)            --             --
                                             ------------   ------------   ------------
                                              (61,913,126)    36,793,040     30,816,597
Provision (benefit) for income taxes.......   (21,236,202)    12,015,816     10,448,917
                                             ------------   ------------   ------------
Results of producing activities............  $(40,676,924)  $ 24,777,224   $ 20,367,680
                                             ============   ============   ============
Amortization per physical unit of
  production (equivalent Mcf of gas).......  $       0.98   $       0.92   $       0.81
                                             ============   ============   ============

     Supplemental Reserve Information. The following information presents estimates of the Company's proved oil and gas reserves, which are all located onshore in the United States. All of the Company's reserves were determined by the Company and audited by H. J. Gruy and Associates, Inc. ("Gruy"), independent petroleum consultants. Gruy's summary report dated January 27, 1999, is set forth as an exhibit to the Form 10-K Report for the year ended December 31, 1998, and includes definitions and

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES
assumptions that served as the basis for the estimates of proved reserves and future net cash flows. Such definitions and assumptions should be referred to in connection with the following information:

  Estimates of Proved Reserves

                                                                             OIL AND
                                                              NATURAL GAS   CONDENSATE
                                                                 (MCF)        (BBLS)
                                                              -----------   ----------
Proved reserves as of December 31, 1995(1)..................  143,567,520    5,421,981
  Revisions of previous estimates(2)........................   (9,544,391)    (816,065)
  Purchases of minerals in place............................    2,676,393       97,178
  Sales of minerals in place................................   (4,163,770)    (340,706)
  Extensions, discoveries, and other additions..............  107,762,886    1,745,307
  Production(3).............................................  (14,540,437)    (623,386)
                                                              -----------   ----------
Proved reserves as of December 31, 1996(1)..................  225,758,201    5,484,309
  Revisions of previous estimates(2)........................  (22,774,899)    (427,412)
  Purchases of minerals in place............................   30,342,398      580,278
  Sales of minerals in place................................   (1,155,706)     (50,909)
  Extensions, discoveries, and other additions..............  102,479,883    2,945,037
  Production(3).............................................  (20,344,208)    (672,385)
                                                              -----------   ----------
Proved reserves as of December 31, 1997(1)..................  314,305,669    7,858,918
  Revisions of previous estimates(2)........................  (42,958,447)  (2,291,223)
  Purchases of minerals in place............................   54,189,901    7,237,298
  Sales of minerals in place................................   (1,727,878)     (39,932)
  Extensions, discoveries, and other additions..............   55,951,332    2,993,540
  Production(3).............................................  (27,359,742)  (1,800,676)
                                                              -----------   ----------
Proved reserves as of December 31, 1998(1)..................  352,400,835   13,957,925
                                                              ===========   ==========
Proved developed reserves,
  December 31, 1995.........................................   81,532,025    3,313,226
  December 31, 1996.........................................  135,424,880    3,622,480
  December 31, 1997.........................................  191,108,214    4,288,696
  December 31, 1998.........................................  197,105,963    7,142,566

---------------

(1) Proved reserves exclude quantities subject to the Company's volumetric production payment agreement.

(2) Revisions of previous estimates are related to upward or downward variations based on current engineering information for production rates, volumetrics, and reservoir pressure. Additionally, changes in quantity estimates are affected by the increase or decrease in crude oil and natural gas prices at each year end. Proved reserves, as of December 31, 1998, were based upon prices of $2.23 per Mcf of natural gas and $11.23 per barrel of oil, compared to $2.78 per Mcf and $15.76 per barrel as of December 31, 1997.

(3) Natural gas production for 1996, 1997, and 1998 excludes 1,156,361, 1,015,226, and 866,232 Mcf, respectively, delivered under the Company's volumetric production payment agreement.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     Standardized Measure of Discounted Future Net Cash Flows. The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------
                                                     1998            1997             1996
                                                 -------------   -------------   --------------
Future gross revenues..........................  $ 972,852,038   $ 994,828,072   $1,141,831,786
Future production costs........................   (294,307,549)   (273,475,056)    (228,626,881)
Future development costs.......................   (118,420,782)    (92,946,811)     (59,988,855)
                                                 -------------   -------------   --------------
Future net cash flows before income taxes......    560,123,707     628,406,205      853,216,050
Future income taxes............................   (123,875,660)   (135,587,216)    (211,375,632)
                                                 -------------   -------------   --------------
Future net cash flows after income taxes.......    436,248,047     492,818,989      641,840,418
Discount at 10% per annum......................   (145,974,944)   (199,980,649)    (274,608,116)
                                                 -------------   -------------   --------------
Standardized measure of discounted future net
  cash flows relating to proved oil and gas
  reserves.....................................  $ 290,273,103   $ 292,838,340   $  367,232,302
                                                 =============   =============   ==============

     The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

          1. Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions.

          2. The estimated future gross revenues of proved reserves are priced on the basis of year-end prices, except in those instances where fixed and determinable gas price escalations are covered by contracts limited to the price the Company reasonably expects to receive.

          3. The future gross revenue streams are reduced by estimated future costs to develop and to produce the proved reserves, as well as certain abandonment costs based on year-end cost estimates and the estimated effect of future income taxes.

          4. Future income taxes are computed by applying the statutory tax rate to future net cash flows reduced by the tax basis of the properties, the estimated permanent differences applicable to future oil and gas producing activities, and tax carry forwards.

     The estimates of cash flows and reserves quantities shown above are based on year-end oil and gas prices for each period. Under Securities and Exchange Commission rules, companies that follow the full-cost accounting method are required to make quarterly Ceiling Test calculations, using prices in effect as of the period end date presented (see Note 1). Application of these rules during periods of relatively low oil and gas prices, even if of short-term seasonal duration, may result in write-downs.

     The standardized measure of discounted future net cash flows is not intended to present the fair market value of the Company's oil and gas property reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs, an allowance for return on investment, and the risks inherent in reserve estimates.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     The following are the principal sources of change in the standardized measure of discounted future net cash flows:

                                                     YEAR ENDED DECEMBER 31,
                                           --------------------------------------------
                                               1998            1997            1996
                                           -------------   -------------   ------------
Beginning balance........................  $ 292,838,340   $ 367,232,302   $128,904,084
                                           -------------   -------------   ------------
Revisions to reserves proved in prior
  years --
  Net changes in prices, production
     costs, and future development
     costs...............................   (107,301,930)   (237,149,170)   145,661,994
  Net changes due to revisions in
     quantity estimates..................    (47,924,995)    (27,188,512)   (25,755,091)
  Accretion of discount..................     35,034,478      47,068,172     14,703,841
  Other..................................    (34,966,058)    (37,336,420)     7,609,227
                                           -------------   -------------   ------------
Total revisions..........................   (155,158,505)   (254,605,930)   142,219,971
New field discoveries and extensions, net
  of future production and development
  costs..................................     73,956,430     110,396,029    208,250,909
Purchases of minerals in place...........     87,628,829      29,290,334      6,835,362
Sales of minerals in place...............     (1,928,900)     (2,373,547)    (8,084,581)
Sales of oil and gas produced, net of
  production costs.......................    (65,680,050)    (58,786,505)   (44,958,559)
Previously estimated development costs
  incurred...............................     51,622,419      55,742,684     19,883,446
Net change in income taxes...............      6,994,540      45,942,973    (85,818,330)
                                           -------------   -------------   ------------
Net change in standardized measure of
  discounted future net cash flows.......     (2,565,237)    (74,393,962)   238,328,218
                                           -------------   -------------   ------------
Ending balance...........................  $ 290,273,103   $ 292,838,340   $367,232,302
                                           =============   =============   ============

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     Quarterly Results. The following table presents summarized quarterly financial information for the years ended December 31, 1997 and 1998:

                                        INCOME (LOSS)                  BASIC EARNINGS   DILUTED EARNINGS
                                        BEFORE INCOME    NET INCOME        (LOSS)            (LOSS)
                           REVENUES         TAXES          (LOSS)       PER SHARE(1)      PER SHARE(1)
                          -----------   -------------   ------------   --------------   ----------------
1997
First Quarter...........  $19,997,502   $ 10,161,045    $  6,769,263       $  .41            $  .37
Second Quarter..........   15,653,078      6,007,474       4,113,689          .25               .24
Third Quarter...........   17,895,979      7,024,524       4,685,689          .29               .27
Fourth Quarter..........   21,165,621      9,936,563       6,741,548          .41               .37
                          -----------   ------------    ------------
          Total.........  $74,712,180   $ 33,129,606    $ 22,310,189       $ 1.35            $ 1.26
                          ===========   ============    ============
1998
First Quarter...........  $16,475,229   $  4,835,502    $  3,229,615       $  .20            $  .20
Second Quarter..........   16,340,730      4,270,153       2,896,470          .18               .18
Third Quarter(2)........   24,557,553    (87,052,299)    (57,431,015)       (3.50)            (3.50)
Fourth Quarter..........   25,095,709      4,555,063       3,079,726          .19               .19
                          -----------   ------------    ------------
          Total.........  $82,469,221   $(73,391,581)   $(48,225,204)      $(2.93)           $(2.93)
                          ===========   ============    ============
1999
First Quarter...........  $21,488,087   $  1,905,419    $  1,281,755       $  .08            $  .08
Second Quarter..........   23,928,734      4,786,405       3,152,027          .20               .20
                          -----------   ------------    ------------
          Total.........  $45,416,821   $  6,691,824    $  4,433,782       $  .27            $  .27
                          ===========   ============    ============

---------------

(1) Amounts prior to the fourth quarter of 1997 have been retroactively restated to give recognition to: (a) an equivalent change in capital structure as a result of a 10% stock dividend in October 1997 (see Note 2 to the Company's financial statements); and (b) the adoption of Statement of Financial Accounting Standards No. 128, "Earnings per Share." See Note 2 to the Company's financial statements.

(2) The loss in the third quarter of 1998 was the result of a pre-tax write-down of oil and gas properties of $90.8 million ($59.9 million after tax). See
    Note 1 to the Company's financial statements.

PROSPECTUS
                                  $275,000,000

                              [SWIFT ENERGY LOGO]

                              SWIFT ENERGY COMPANY

                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                    WARRANTS

     Swift Energy Company may offer and sell from time to time debt securities, common stock, preferred stock, depositary shares or warrants. We will provide specific terms of these securities in supplements to this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, risk factors and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities. You should read this prospectus and any supplement carefully before you invest.

     Our common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SFY."

     This prospectus may not be used to sell securities unless accompanied by a supplement to this prospectus.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is July 9, 1999

     You should rely only on the information contained in or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the applicable prospectus supplement.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    3
WHERE YOU CAN FIND MORE INFORMATION.........................    3
FORWARD-LOOKING STATEMENTS..................................    4
THE COMPANY.................................................    4
RATIO OF EARNINGS TO FIXED CHARGES..........................    5
USE OF PROCEEDS.............................................    6
DESCRIPTION OF DEBT SECURITIES..............................    6
  General...................................................    6
  Non U.S. Currency.........................................    7
  Original Issue Discount Securities........................    7
  Covenants.................................................    8
  Registration, Transfer, Payment and Paying Agent..........    8
  Ranking of Debt Securities................................    9
  Global Securities.........................................    9
  Outstanding Debt Securities...............................   10
  Redemption and Repurchase.................................   10
  Conversion and Exchange...................................   10
  Consolidation, Merger and Sale of Assets..................   10
  Events of Default.........................................   10
  Modification and Waivers..................................   12
  Discharge, Termination and Covenant Termination...........   13
  Governing Law.............................................   14
  Regarding the Trustees....................................   14
DESCRIPTION OF CAPITAL STOCK................................   14
  General...................................................   14
  Common Stock..............................................   14
  Preferred Stock...........................................   15
  Anti-takeover Provisions..................................   16
DESCRIPTION OF DEPOSITARY SHARES............................   18
DESCRIPTION OF WARRANTS.....................................   19
PLAN OF DISTRIBUTION........................................   19
LEGAL OPINIONS..............................................   21
EXPERTS.....................................................   21

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $275,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

     As used in this prospectus, "Swift," "we," "us," and "our" refer to Swift Energy Company and its subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may also inspect our filings at the regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the SEC's web site at http://www.sec.gov.

     This prospectus constitutes part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the filed document.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information and the information in the prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities covered by this prospectus:

          1. Our Annual Report on Form 10-K for the year ended December 31,
     1998;

          2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

          3. The description of our common stock contained in our registration statement on Form 8-A filed on July 24, 1981, as amended, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description; and

          4. The description of our preferred share purchase rights contained in our registration statement on Form 8-A filed on August 11, 1997, as amended on April 7, 1999, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

     You may request a copy of these filings at no cost, by writing or telephoning John Alden, Senior Vice President, Swift Energy Company, Suite 400, 16825 Northchase Drive, Houston, Texas 77060, phone: (281) 874-2700.

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. Forward-looking statements use forward-looking terms such as "believe," "expect," "may," "intend," "will," "project," "budget," "should" or "anticipate" or other similar words. These statements discuss "forward-looking" information such as:

        - anticipated capital expenditures and budgets;

        - future cash flows and borrowings;

        - pursuit of potential future acquisition or drilling opportunities; and

        - sources of funding for exploration and development.

     These forward-looking statements are based on assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks, including the following:

        - fluctuations of the prices received or demand for oil and natural gas;

        - uncertainty of drilling results, reserve estimates and reserve replacement;

        - operating hazards;

        - acquisition risks;

        - unexpected substantial variances in capital requirements;

        - environmental matters;

        - our year 2000 compliance program; and

        - general economic conditions.

     Other factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 1998.

     When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these forward-looking statements unless the securities laws require us to do so.

                                  THE COMPANY

     Swift Energy Company, a Texas corporation, is engaged in the exploration, development, acquisition and operation of oil and gas properties. Our primary focus is on U.S. onshore natural gas reserves. As of December 31, 1998, we had interests in over 1,750 oil and gas wells located in eight states. We operated 836 of these wells, representing 91% of our proved reserves base. At such date, our estimated proved reserves were 436.1 Bcfe, of which approximately 81% was natural gas, with 84% of our reserves located in Texas and 13% in Louisiana.

     Our core areas for development and exploration drilling are the AWP Olmos Field located in South Texas and the Austin Chalk trend in Texas and Louisiana. We expect the reserves on the AWP Olmos Field to be steadily produced over a long period. This offsets the Austin Chalk trend reserves, which have a high initial production but decline rapidly. The AWP Olmos Field accounted for approximately 51% of our proved reserves as of December 31, 1998 and approximately 40% of our 1998 production, while the Austin Chalk trend accounted for approximately 42% of our proved reserves as of December 31, 1998 and generated approximately 48% of our 1998 production.

     We have increased our proved reserves from 90.1 Bcfe at year-end 1993 to
436.1 Bcfe at year-end 1998, which represents the replacement of 449% of the production during the same period. Our five-year average reserves replacement costs were $0.88 per Mcfe. The combination of increased production and decreased operating costs per Mcfe resulted in average annual growth in net cash provided by operating activities of 50% per year from 1993 to 1998.

     Swift's philosophy is to pursue a balanced growth strategy that includes an active drilling program, strategic acquisitions, and the utilization of advanced technologies. We seek to increase our reserves through both drilling and acquisitions, shifting the balance between the two activities in response to market conditions. For example, when oil and gas prices are low, we focus upon acquiring producing properties. When oil and gas prices are high, we shift our focus to drilling wells.

     Over the last several years, we have grown primarily by increasing our acreage position and through drilling activities in the AWP Olmos Field and the Austin Chalk trend. Capital expenditures for development and exploration drilling were $71.8 million in 1996 and $101.0 million in 1997, while the amounts spent for acquisitions were $1.5 million in 1996 and $8.4 million in 1997. Following the fall in oil and gas prices during mid-1998, we decreased amounts spent for drilling and increased funds spent to acquire producing properties, primarily the Toledo Bend Properties in Texas and Louisiana purchased from Sonat Exploration Company. Consequently, in 1998 drilling expenditures were concentrated in the first half of 1998, totaling $67.4 million, while $59.5 million was spent to acquire producing properties, primarily in the third quarter.

     Our principal executive offices are located at 16825 Northchase Drive, Suite 400, Houston, Texas 77060, and our telephone number is (281) 874-2700.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges:

                                                                                     THREE MONTHS
                                                                                         ENDED
                                                     YEARS ENDED DECEMBER 31,          MARCH 31,
                                                 ---------------------------------   -------------
                                                 1994   1995   1996    1997   1998   1998    1999
                                                 ----   ----   -----   ----   ----   -----   -----
Ratio of earnings to fixed charges.............  2.6x   3.1x   12.8x   5.2x    --    2.9x    1.3x

     Due to the $90.8 million non-cash charge incurred in the year ended December 31, 1998 caused by a write down in the carrying value of natural gas and oil properties, 1998 earnings were insufficient by $76.9 million to cover fixed charges in 1998. If the $90.8 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 2.1x.

     For the purpose of computing the ratio of earnings to fixed charges, earnings are defined as:

        - income from continuing operations before income taxes;

        - plus fixed charges; and

        - less capitalized interest.

     Fixed charges are defined as the sum of the following:

        - interest, including capitalized interest, on all indebtedness;

        - amortization of debt issuance cost; and

        - that portion of rental expense which we believe to be representative of an interest factor.

                                USE OF PROCEEDS

     Unless we specify otherwise in an accompanying prospectus supplement, we intend to use the net proceeds we receive from the sale of securities offered by this prospectus and the accompanying prospectus supplement for the repayment of debt under our credit lines and for general corporate purposes. General corporate purposes may include additions to working capital, development and exploration expenditures or the financing of possible acquisitions.

     The net proceeds may be invested temporarily until they are used for their stated purpose.

                         DESCRIPTION OF DEBT SECURITIES

     This section describes the general terms and provisions of the debt securities which may be offered by us from time to time. The applicable prospectus supplement will describe the specific terms of the debt securities offered by that prospectus supplement.

     We may issue debt securities either separately or together with, or upon the conversion of, or in exchange for, other securities. The debt securities are to be either senior obligations of ours issued in one or more series and referred to herein as the "Senior Debt Securities," or subordinated obligations of ours issued in one or more series and referred to herein as the "Subordinated Debt Securities." The Senior Debt Securities and the Subordinated Debt Securities are collectively referred to as the "Debt Securities." The Debt Securities will be general obligations of the Company. Each series of Debt Securities will be issued under an agreement, or "Indenture," between Swift and an independent third party, usually a bank or trust company, known as a "Trustee," who will be legally obligated to carry out the terms of the Indenture. The name(s) of the Trustee(s) will be set forth in the applicable prospectus supplement. We may issue all the Debt Securities under the same Indenture, as one or as separate series, as specified in the applicable prospectus supplement(s).

     This summary of certain terms and provisions of the Debt Securities and Indentures is not complete. If we refer to particular provisions of an Indenture, the provisions, including definitions of certain terms, are incorporated by reference as a part of this summary. The Indentures are or will be filed as an exhibit to the registration statement of which this prospectus is a part, or as exhibits to documents filed under the Securities Exchange Act of 1934 which are incorporated by reference into this prospectus. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. You should refer to the applicable Indenture for the provisions which may be important to you.

GENERAL

     The Indentures will not limit the amount of Debt Securities which we may issue. We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable prospectus supplement will describe the terms of any Debt Securities being offered, including:

        - the title and aggregate principal amount;

        - the date(s) when principal is payable;

        - the interest rate, if any, and the method for calculating the interest rate;

        - the interest payment dates and the record dates for the interest payments;

        - the places where the principal and interest will be payable;

        - any mandatory or optional redemption or repurchase terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

        - whether such Debt Securities will be Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the subordination provisions and the applicable definition of "Senior Indebtedness";

        - additional provisions, if any, relating to the defeasance and covenant defeasance of the Debt Securities;

        - if other than denominations of $1,000 or multiples of $1,000, the denominations the Debt Securities will be issued in;

        - whether the Debt Securities will be issued in the form of Global Securities, as defined below, or certificates;

        - whether the Debt Securities will be issuable in registered form, referred to as "Registered Securities," or in bearer form, referred to as "Bearer Securities" or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

        - any applicable material federal tax consequences;

        - the dates on which premiums, if any, will be payable;

        - our right, if any, to defer payment of interest and the maximum length of such deferral period;

        - any paying agents, transfer agents, registrars or trustees;

        - any listing on a securities exchange;

        - if convertible into common stock or preferred stock, the terms on which such Debt Securities are convertible;

        - the terms, if any, of the transfer, mortgage, pledge, or assignment as security for any series of Debt Securities of any properties, assets, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable, and any corresponding changes to provisions of the Indenture as currently in effect;

        - the initial offering price; and

        - other specific terms, including covenants and any additions or changes to the events of default provided for with respect to the Debt Securities.

     The terms of the Debt Securities of any series may differ and, without the consent of the holders of the Debt Securities of any series, we may reopen a previous series of Debt Securities and issue additional Debt Securities of such series or establish additional terms of such series, unless otherwise indicated in the applicable prospectus supplement.

NON U.S. CURRENCY

     If the purchase price of any Debt Securities is payable in a currency other than U.S. dollars or if principal of, or premium, if any, or interest, if any, on any of the Debt Securities is payable in any currency other than U.S. dollars, the specific terms with respect to such Debt Securities and such foreign currency will be specified in the applicable prospectus supplement.

ORIGINAL ISSUE DISCOUNT SECURITIES

     Debt Securities may be issued as "Original Issue Discount Securities" to be sold at a substantial discount below their principal amount. Original Issue Discount Securities may include "zero coupon" securities that do not pay any cash interest for the entire term of the securities. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder thereof upon such acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which payment of the principal of the Subordinated Debt Securities may be accelerated will be set forth in the applicable prospectus supplement. Material federal income tax and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

COVENANTS

     Under the Indentures, we will be required to:

        - pay the principal, interest and any premium on the Debt Securities when due;

        - maintain a place of payment;

        - deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

        - deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

     Any additional covenants will be described in the applicable prospectus supplement.

REGISTRATION, TRANSFER, PAYMENT AND PAYING AGENT

     Unless otherwise indicated in a prospectus supplement, each series of Debt Securities will be issued in registered form only, without coupons. The Indentures, however, provide that we may also issue Debt Securities in bearer form only, or in both registered and bearer form. Bearer Securities shall not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than offices located outside the United States of certain United States financial institutions. "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source, or any trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust. "United States" means the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Purchasers of Bearer Securities will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Such procedures and limitations will be described in the prospectus supplement relating to the offering of the Bearer Securities.

     Unless otherwise indicated in a prospectus supplement, Registered Securities will be issued in denominations of $1,000 or any integral multiple thereof, and Bearer Securities will be issued in denominations of $5,000.

     Unless otherwise indicated in a prospectus supplement, the principal, premium, if any, and interest, if any, of or on the Debt Securities will be payable, and Debt Securities may be surrendered for registration of transfer or exchange, at an office or agency to be maintained by us in the Borough of Manhattan, The City of New York, provided that payments of interest with respect to any Registered Security may be made at our option by check mailed to the address of the person entitled to payment or by transfer to an account maintained by the payee with a bank located in the United States. No service charge shall be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection with the exchange or transfer.

     Unless otherwise indicated in a prospectus supplement, payment of principal of, premium, if any, and interest, if any, on Bearer Securities will be made, subject to any applicable laws and regulations, at such office or agency outside the United States as specified in the prospectus supplement and as we may designate from time to time. Unless otherwise indicated in a prospectus supplement, payment of interest due on Bearer Securities on any interest payment date will be made only against surrender of the coupon relating to such interest payment date. Unless otherwise indicated in a prospectus supplement, no payment of principal, premium or interest with respect to any Bearer Security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; except that if amounts owing with respect to any

Bearer Securities shall be payable in U.S. dollars, payment may be made at the Corporate Trust Office of the applicable Trustee or at any office or agency designated by us in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount of such principal, premium or interest at all offices outside of the United States maintained for such purpose by us is illegal or effectively precluded by exchange controls or similar restrictions.

     Unless otherwise indicated in the applicable prospectus supplement, we will not be required to:

        - issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series of like tenor to be redeemed and ending at the close of business on the day of that selection;

        - register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part;

        - exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor that is simultaneously surrendered for redemption; or

        - issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the Debt Security not to be so repaid.

RANKING OF DEBT SECURITIES

     The Senior Debt Securities will be unsubordinated obligations of ours and will rank equally in right of payment with all other unsubordinated indebtedness of ours. The Subordinated Debt Securities will be obligations of ours and will be subordinated in right of payment to all existing and future Senior Indebtedness. The prospectus supplement will describe the subordination provisions and set forth the definition of "Senior Indebtedness" applicable to the Subordinated Debt Securities, and will set forth the approximate amount of such Senior Indebtedness outstanding as of a recent date.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a "Depositary" identified in the prospectus supplement relating to such series. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities, a Global Debt Security may not be transferred except as a whole:

        - by the Depositary to a nominee of such Depositary;

        - by a nominee of such Depositary to such Depositary or another nominee of such Depositary; or

        - by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Global Debt Securities and certain limitations and restrictions relating to a series of Global Bearer Securities will be described in the applicable prospectus supplement.

OUTSTANDING DEBT SECURITIES

     In determining whether the holders of the requisite principal amount of outstanding Debt Securities have given any authorization, demand, direction, notice, consent or waiver under the relevant Indenture, the amount of outstanding Debt Securities will be calculated based on the following:

        - the portion of the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding for such purposes shall be that portion of the principal amount thereof that could be declared to be due and payable upon a declaration of acceleration pursuant to the terms of such Original Issue Discount Security as of the date of such determination;

        - the principal amount of a Debt Security denominated in a currency other than U.S. dollars shall be the U.S. dollar equivalent, determined on the date of original issue of such Debt Security, of the principal amount of such Debt Security; and

        - any Debt Security owned by us or any obligor on such Debt Security or any affiliate of us or such other obligor shall be deemed not to be outstanding.

REDEMPTION AND REPURCHASE

     The Debt Securities may be redeemable at our option, may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase by Swift at the option of the holders, in each case upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

CONVERSION AND EXCHANGE

     The terms, if any, on which Debt Securities of any series are convertible into or exchangeable for common stock, preferred stock, or other Debt Securities will be set forth in the applicable prospectus supplement. Such terms of conversion or exchange may be either mandatory, at the option of the holders, or at our option.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Each Indenture generally will permit a consolidation or merger, subject to certain limitations and conditions, between us and another corporation. They also will permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures.

     We are only permitted to consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the Indentures, as indicated in the applicable prospectus supplement. The remaining or acquiring corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor corporation may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable prospectus supplement, an Event of Default, as defined in the Indentures and applicable to Debt Securities issued under such Indentures, typically will occur with respect to the Debt Securities of any series under the Indenture upon:

        - default for a period to be specified in the applicable prospectus supplement in payment of any interest with respect to any Debt Security of such series;

        - default in payment of principal or any premium with respect to any Debt Security of such series when due upon maturity, redemption, repurchase at the option of the holder or otherwise;

        - default in deposit of any sinking fund payment when due with respect to any Debt Security of such series;

        - default by us in the performance, or breach, of any other covenant or warranty in such Indenture, which shall not have been remedied for a period to be specified in the applicable prospectus supplement after notice to us by the applicable Trustee or the holders of not less than a fixed percentage in aggregate principal amount of the Debt Securities of all series issued under the applicable Indenture;

        - certain events of bankruptcy, insolvency or reorganization of Swift;
          or

        - any other Event of Default that may be set forth in the applicable prospectus supplement, including an Event of Default based on other debt being accelerated, known as a "cross-acceleration."

     No Event of Default with respect to any particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. If the Trustee considers it in the interest of the holders to do so, the Trustee under an Indenture may withhold notice of the occurrence of a default with respect to the Debt Securities to the holders of any series outstanding, except a default in payment of principal, premium, if any, interest, if any.

     Each Indenture will provide that if an Event of Default with respect to any series of Debt Securities issued thereunder shall have occurred and be continuing, either the relevant Trustee or the holders of at least a fixed percentage in principal amount of the Debt Securities of such series then outstanding may declare the principal amount of all the Debt Securities of such series to be due and payable immediately. In the case of Original Issue Discount Securities, the Trustee may declare as due and payable such lesser amount as may be specified in the applicable prospectus supplement. However, upon certain conditions, such declaration and its consequences may be rescinded and annulled by the holders of at least a fixed percentage in principal amount of the Debt Securities of all series issued under the applicable Indenture.

     The applicable prospectus supplement will provide the terms pursuant to which an Event of Default shall result in acceleration of the payment of principal of Subordinated Debt Securities.

     In the case of a default in the payment of principal of, or premium, if any, or interest, if any, on any Subordinated Debt Securities of any series, the applicable Trustee, subject to certain limitations and conditions, may institute a judicial proceeding for the collection thereof.

     No holder of any of the Debt Securities of any series will have any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least a fixed percentage in principal amount of the outstanding Debt Securities of such series:

        - have made written request to the Trustee to institute such proceeding as Trustee, and offered reasonable indemnity to the Trustee;

        - the Trustee has failed to institute such proceeding within the time period specified in the applicable prospectus supplement after receipt of such notice; and

        - the Trustee has not within such period received directions inconsistent with such written request by holders of a majority in principal amount of the outstanding Debt Securities of such series. Such limitations do not apply, however, to a suit instituted by a holder of a Debt Security for the enforcement of the payment of the principal of, premium, if any, or any accrued and unpaid interest on, the Debt Security on or after the respective due dates expressed in the Debt Security.

     During the existence of an Event of Default under an Indenture, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of at least a fixed percentage in principal amount of the outstanding Debt Securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee with respect to such series.

     The Indentures provide that the Trustee will, within the time period specified in the applicable prospectus supplement after the occurrence of any default, give to the holders of the Debt Securities of such series notice of such default known to it, unless such default shall have been cured or waived; provided that the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of such holders, except in the case of a default in payment of principal of or premium, if any, on any Debt Security of such series when due or in the case of any default in the payment of any interest on the Debt Securities of such series.

     Swift is required to furnish to the Trustee annually a statement as to compliance with all conditions and covenants under the Indentures.

MODIFICATION AND WAIVERS

     From time to time, when authorized by resolutions of our board of directors and by the Trustee, without the consent of the holders of Debt Securities of any series, we may amend, waive or supplement the Indentures and the Debt Securities of such series for certain specified purposes, including, among other things:

        - to cure ambiguities, defects or inconsistencies;

        - to provide for the assumption of our obligations to holders of the Debt Securities of such series in the case of a merger or consolidation;

        - to add to our Events of Default or our covenants or to make any change that would provide any additional rights or benefits to the holders of the Debt Securities of such series;

        - to add or change any provisions of such Indenture to facilitate the issuance of Bearer Securities;

        - to establish the form or terms of Debt Securities of any series and any related coupons;

        - to add guarantors with respect to the Debt Securities of such series;

        - to secure the Debt Securities of such series;

        - to maintain the qualification of the Indenture under the Trust Indenture Act; or

        - to make any change that does not adversely affect the rights of any holder.

     Other amendments and modifications of the Indentures or the Debt Securities issued thereunder may be made by Swift and the Trustee with the consent of the holders of not less than a fixed percentage of the aggregate principal amount of the outstanding Debt Securities of each series affected, with each series voting as a separate class; provided that, without the consent of the holder of each outstanding Debt Security affected, no such modification or amendment may:

        - reduce the principal amount of, or extend the fixed maturity of the Debt Securities, or alter or waive any redemption, repurchase or sinking fund provisions of the Debt Securities;

        - reduce the amount of principal of any Original Issue Discount Securities that would be due and payable upon an acceleration of the maturity thereof;

        - change the currency in which any Debt Securities or any premium or the accrued interest thereon is payable;

        - reduce the percentage in principal amount outstanding of Debt Securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Debt Securities of such series;

        - impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities;

        - waive a default in payment with respect to the Debt Securities or any guarantee;

        - reduce the rate or extend the time for payment of interest on the Debt Securities;

        - adversely affect the ranking of the Debt Securities of any series;

        - release any guarantor from any of its obligations under its guarantee or the Indenture, except in compliance with the terms of the Indenture; or

        - solely in the case of a series of Subordinated Debt Securities, modify any of the applicable subordination provisions or the applicable definition of Senior Indebtedness in a manner adverse to any holders.

     The holders of a fixed percentage in aggregate principal amount of the outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the relevant Indenture, including any set forth in the applicable prospectus supplement. The holders of a fixed percentage in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of the holders of that series, waive any past default under the applicable Indenture with respect to that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, on any Debt Securities of such series, or in respect of a covenant or provision which cannot be modified or amended without the consent of a larger fixed percentage of holders or by the holder of each outstanding Debt Securities of the series affected.

DISCHARGE, TERMINATION AND COVENANT TERMINATION

     When we establish a series of Debt Securities, we may provide that such series is subject to the termination and discharge provisions of the applicable Indenture. If those provisions are made applicable, we may elect either:

        - to terminate and be discharged from all of our obligations with respect to those Debt Securities subject to some limitations; or

        - to be released from our obligations to comply with specified covenants relating to those Debt Securities, as described in the applicable prospectus supplement.

     To effect that termination or covenant termination, we must irrevocably deposit in trust with the relevant Trustee an amount which, through the payment of principal and interest in accordance with their terms, will provide money sufficient to make payments on those Debt Securities and any mandatory sinking fund or similar payments on those Debt Securities. This deposit may be made in any combination of funds or government obligations. On such a termination, we will not be released from certain of our obligations that will be specified in the applicable prospectus supplement.

     To establish such a trust we must deliver to the relevant Trustee an opinion of counsel to the effect that the holders of those Debt Securities:

        - will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the termination or covenant termination; and

        - will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the termination or covenant termination had not occurred.

     If we effect covenant termination with respect to any Debt Securities, the amount of deposit with the relevant Trustee must be sufficient to pay amounts due on the Debt Securities at the time of their stated maturity. However, those Debt Securities may become due and payable prior to their stated maturity if there is an Event of Default with respect to a covenant from which we have not been released. In that event, the amount on deposit may not be sufficient to pay all amounts due on the Debt Securities at the time of the acceleration.

     The applicable prospectus supplement may further describe the provisions, if any, permitting termination or covenant termination, including any modifications to the provisions described above.

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEES

     The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. Each Trustee is permitted to engage in other transactions with us from time to time, provided that if such Trustee acquires any conflicting interest, it must eliminate such conflict upon the occurrence of an Event of Default under the relevant Indenture, or else resign.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of the date of this prospectus, we are authorized to issue up to 40,000,000 shares of stock, including up to 35,000,000 shares of common stock and up to 5,000,000 shares of preferred stock. As of June 15, 1999, we had 16,176,699 shares of common stock and no shares of preferred stock outstanding. As of that date, we also had approximately 3,168,697 shares of common stock reserved for issuance upon exercise of options or in connection with other awards outstanding under various employee or director incentive, compensation and option plans. There are an additional 3,646,847 shares of common stock reserved for issuance upon conversion of our 6.25% Convertible Subordinated Notes due November 15, 2006.

     The following is a summary of the key terms and provisions of our equity securities. You should refer to the applicable provisions of our articles of incorporation, bylaws, the Texas Business Corporation Act and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

COMMON STOCK

     Voting Rights. Each holder of common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designation creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

     Dividends. Dividends may be paid to the holders of common stock when, as and if declared by the board of directors out of funds legally available for their payment, subject to the rights of holders of any preferred stock. Swift has never declared a cash dividend and intends to continue its policy of using retained earnings for expansion of its business.

     Rights upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally, in proportion to the number of shares of common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

     Non-Assessable. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we offer and issue under this Prospectus will also be fully paid and non-assessable.

     No Preemptive Rights. Holders of common stock are not entitled to preemptive purchase rights in future offerings of our common stock.

     Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SFY." Any additional common stock we issue will also be listed on the NYSE and the PSE.

PREFERRED STOCK

     Our board of directors can, without approval of our shareholders, issue one or more series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations of each series. The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific designations and rights will be described in a prospectus supplement, including the following terms:

        - the series, the number of shares offered and the liquidation value of the preferred stock;

        - the price at which the preferred stock will be issued;

        - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

        - the liquidation preference of the preferred stock;

        - the voting rights of the preferred stock;

        - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

        - whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

        - any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

     The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the certificate of designation relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the certificate of designation as an exhibit or incorporate it by reference.

     Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

     Any preferred stock will, when issued, be fully paid and non-assessable.

ANTI-TAKEOVER PROVISIONS

     Certain provisions in our articles of incorporation, bylaws and our shareholders' rights plan may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

     Our Classified Board of Directors. Our bylaws provide that our board of directors is divided into three classes as nearly equal in number as possible. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of stockholders. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes continuity of existing management.

     Our Ability to Issue Preferred Stock. As discussed above, our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to authorized but unissued shares of preferred stock and could issue that stock in either private or public transactions. Preferred stock could be issued for the purpose of preventing a merger, tender offer or other takeover attempt which the board of directors opposes.

     Our Rights Plan. Our board of directors has adopted a stockholders' rights plan. The rights attach to all common stock certificates representing outstanding shares. One right is issued for each share of common stock outstanding. Each right entitles the registered holder, under the circumstances described below, to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, a "Series A" share, at a price of $150.00 per one one-thousandth of a Series A share, subject to adjustment. The dividend and liquidation rights and the non-redemption feature of the Series A shares are designed so that the value of one one-thousandth of a Series A share purchasable upon exercise of each right will approximate the value of one share of common stock. The following is a summary of the terms of the rights plan. You should refer to the applicable provisions of the rights plan which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

     The rights will separate from the common stock and right certificates will be distributed to the holders of common stock as of the earlier of:

        - 10 business days following a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of our outstanding voting shares; or

        - 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer which would result in a person or group beneficially owning 15% or more of our outstanding voting shares.

     The rights are not exercisable until rights certificates are distributed. The rights will expire on July 31, 2007 unless that date is extended or the rights are earlier redeemed or exchanged.

     If a person or group acquires 15% or more of our voting shares, each right then outstanding, other than rights beneficially owned by such person or group, becomes a right to buy that number of shares of common stock or other securities or assets having a market value of two times the exercise price of the right. The rights belonging to the acquiring person or group become null and void.

     If Swift is acquired in a merger or other business combination, or 50% of its consolidated assets or assets producing more than 50% of its earning power or cash flow are sold, each holder of a right will have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the purchase price of the right.

     At any time after a person or group acquires beneficial ownership of 15% or more of our outstanding voting shares and before the earlier of the two events described in the prior paragraph or acquisition by a person or group of beneficial ownership of 50% or more of our outstanding voting shares, our board of directors may, at its option, exchange the rights, other than those owned by such person or group, in whole or in part, at an exchange ratio of one share of common stock or a fractional share of Series A stock or other preferred stock equivalent in value thereto, per right.

     The Series A shares issuable upon exercise of the rights will be non-redeemable and rank junior to all other series of our preferred stock. Each whole Series A share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of $1.00 in cash, or in the aggregate, 1,000 times the dividend declared on the common stock, subject to adjustment. In the event of liquidation, the holders of Series A share may receive a preferential liquidation payment equal to the greater of $1,000 per share, or in the aggregate, 1,000 times the payment made on the shares of common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole Series A share will be entitled to receive 1,000 times the amount received per share of common stock. Each whole Series A share will be entitled to 1,000 votes on all matters submitted to a vote of our stockholders and Series A shares will generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of our stockholders.

     Prior to the earlier of the date it is determined that right certificates are to be distributed or the expiration date of the rights, our board of directors may redeem all, but not less than all, of the then outstanding rights at a price of $0.01 per right. Our board of directors in its sole discretion may establish the effective date and other terms and conditions of the redemption. Upon redemption, the ability to exercise the rights will terminate and the holders of rights will only be entitled to receive the redemption price.

     As long as the rights are redeemable, we may amend the rights agreement in any manner except to change the redemption price. After the rights are no longer redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.

     Business Combinations Under Texas Law. Swift is a Texas corporation subject to Part Thirteen of the Texas Business Corporation Act known as the "Business Combination Law." In general, the Business Combination Law prevents an affiliated shareholder, or its affiliates or associates, from entering into a business combination with an issuing public corporation during the three-year period immediately following the date on which the affiliated shareholder became an affiliated shareholder, unless:

        - before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares that caused the affiliated shareholder to become an affiliated shareholder; or

        - not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder, or its affiliates or associates.

     An affiliated shareholder is a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares. An issuing public corporation includes most publicly held Texas corporations, including Swift. The term business combination includes:

        - mergers, share exchanges or conversions involving the affiliated shareholder;

        - dispositions of assets involving the affiliated shareholder having an aggregate value of 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation;

        - issuances or transfers of securities by the corporation to the affiliated shareholder other than on a pro rata basis;

        - plans or agreements relating to a liquidation or dissolution of the corporation involving an affiliated shareholder;

        - reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing the affiliated shareholder's percentage ownership of the corporation; and

        - the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may offer preferred stock represented by depositary shares and issue depositary receipts evidencing the depositary shares. Each depositary share will represent a fraction of a share of preferred stock. Shares of preferred stock of each class or series represented by depositary shares will be deposited under a separate deposit agreement among us, a bank or trust company acting as the "Depositary" and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the depositary shares evidenced by the depositary receipt, to all the rights and preferences of the preferred stock represented by such depositary shares. Those rights include any dividend, voting, conversion, redemption and liquidation rights. Immediately following the issuance and delivery of the preferred stock to the Depositary, we will cause the Depositary to issue the depositary receipts on our behalf.

     If depositary shares are offered, the applicable prospectus supplement will describe the terms of such depositary shares, the deposit agreement and, if applicable, the depositary receipts, including the following, where applicable:

        - the payment of dividends or other cash distributions to the holders of depositary receipts when such dividends or other cash distributions are made with respect to the preferred stock;

        - the voting by a holder of depositary shares of the preferred stock underlying such depositary shares at any meeting called for such purpose;

        - if applicable, the redemption of depositary shares upon a redemption by us of shares of preferred stock held by the Depositary;

        - if applicable, the exchange of depositary shares upon an exchange by us of shares of preferred stock held by the Depositary for debt securities or common stock;

        - if applicable, the conversion of the shares of preferred stock underlying the depositary shares into shares of our common stock, other shares of our preferred stock or our debt securities;

        - the terms upon which the deposit agreement may be amended and terminated;

        - a summary of the fees to be paid by us to the Depositary;

        - the terms upon which a Depositary may resign or be removed by us; and

        - any other terms of the depositary shares, the deposit agreement and the depositary receipts.

     If a holder of depositary receipts surrenders the depositary receipts at the corporate trust office of the Depositary, unless the related depositary shares have previously been called for redemption, converted or exchanged into other securities of Swift, the holder will be entitled to receive at this office the number of shares of preferred stock and any money or other property represented by such depositary shares. Holders of depositary receipts will be entitled to receive whole and, to the extent provided by the applicable prospectus supplement, fractional shares of the preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Holders of shares of preferred stock received in exchange for depositary shares will no longer be entitled to receive depositary shares in exchange for shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that is more than the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the Depositary will issue the holder a new depositary receipt evidencing such excess number of depositary shares at the same time.

     Prospective purchasers of depositary shares should be aware that special tax, accounting and other considerations may be applicable to instruments such as depositary shares.

                            DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of preferred or common stock, either independently or together with other securities. Each series of warrants will be issued under a warrant agreement to be entered into between Swift and a bank or trust company. You should refer to the warrant agreement relating to the specific warrants being offered for the complete terms of such warrant agreement and the warrants.

     Each warrant will entitle the holder to purchase the number of shares of preferred or common stock at the exercise price set forth in, or calculable as set forth in any applicable prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in any applicable prospectus supplement. After the close of business on the expiration date of the warrant, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in any applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the securities offered by this prospectus and applicable prospectus supplements:

        - through underwriters or dealers;

        - through agents;

        - directly to purchasers; or

        - through a combination of any such methods of sale.

     Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

     The applicable prospectus supplement relating to the securities will set forth:

        - their offering terms, including the name or names of any underwriters, dealers or agents;

        - the purchase price of the securities and the proceeds to us from such sale;

        - any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents;

        - any initial public offering price;

        - any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers;

        - in the case of debt securities, the interest rate, maturity and redemption provisions; and

        - any securities exchanges on which the securities may be listed.

     If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of the New York Stock Exchange and the Pacific Stock Exchange:

        - at a fixed price or prices which may be changed;

        - at market prices prevailing at the time of sale;

        - at prices related to such prevailing market prices; or

        - at negotiated prices.

     The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

     Securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by Swift to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

     Each class or series of securities will be a new issue of securities with no established trading market, other than the common stock, which is listed on the New York Stock Exchange and the Pacific Stock Exchange. We may elect to list any other class or series of securities on any exchange, other than the common stock, but we are not obligated to do so. Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

     Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities; and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us, as the case may be, in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the Pacific Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the sections entitled "Plan of Distribution" or "Underwriting" in the applicable prospectus supplement.

                                 LEGAL OPINIONS

     Jenkens & Gilchrist, A Professional Corporation, Houston, Texas, will issue an opinion for Swift regarding the legality of the securities offered by this prospectus and applicable prospectus supplement. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

                                    EXPERTS

     The audited financial statements included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, is included herein in reliance upon the authority of said firm as experts in giving said report.

     Information referenced or incorporated by reference in this prospectus regarding our estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom is based upon estimates of such reserves and present values audited by H.J. Gruy & Associates, Inc., independent petroleum engineers.

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

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                                  $125,000,000

                              SWIFT ENERGY COMPANY

                          % SENIOR SUBORDINATED NOTES DUE 2009

                              [SWIFT ENERGY LOGO]

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                           , 1999

                   (INCLUDING PROSPECTUS DATED JULY 9, 1999)

                                  ------------

                              SALOMON SMITH BARNEY

                               CIBC WORLD MARKETS

                           MORGAN STANLEY DEAN WITTER

                                  ------------

                           CREDIT SUISSE FIRST BOSTON

                         BANC ONE CAPITAL MARKETS, INC.

                             ABN AMRO INCORPORATED

                                    SG COWEN

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